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Holcim

Strength. Performance. Passion.

Annual Report 2007 Holcim Ltd



Holcim

Strength. Performance. Passion.

Annual Report 2007 Holcim Ltd

Holcim is one of the world's leading producers of cement and aggregates. The Group also supplies ready-mix concrete and asphalt and a range of other services. Holcim works in more than 70 countries and employs almost 90,000 people.

Holcim is more globally spread than any other building materials group and has a strong foothold in each of its individual markets. Geographic diversification provides stable earnings for the Group. Solid internal and external growth means we can expand our market position – in developing and mature markets alike.

Founded in Switzerland in 1912, Holcim is committed to global standards in both production and distribution and also with regard to environmental and social responsibility. The local Group companies focus on optimum customer service, which also includes innovative product-specific services.

Holcim was named "Leader of the Industry" in the Dow Jones Sustainability Index (DJSI) for the third time in succession and is recognized as the company with the best sustainability performance in the building materials industry. This recognition confirms that Holcim addresses key issues for the industry regarding sustainable development. The Group's recycling and energy saving strategies, its dialogue with stakeholder groups, its efforts in occupational health and safety, and its human capital development received top scores in the DJSI.

Key figures Group Holcim

		2007	2006	±%	±% local currency
Annual cement production capacity	million t	197.8	197.8		
Sales of cement	million t	149.6	140.7	+6.3	
Sales of mineral components	million t	5.5	6.0	−8.3	
Sales of aggregates	million t	187.9	187.6	+0.2	
Sales of ready-mix concrete	million m³	45.2	44.2	+2.3	
Sales of asphalt	million t	14.8	15.3	−3.3	
Net sales	million CHF	27,052	23,969	+12.9	+11.3
Operating EBITDA	million CHF	6,930	6,086	+13.9	+12.6
Operating EBITDA margin	%	25.6	25.4		
EBITDA	million CHF	8,468	6,333	+33.7	+32.5
Operating profit	million CHF	5,024	4,385	+14.6	+13.5
Operating profit margin	%	18.6	18.3		
Net income	million CHF	4,545	2,719	+67.2	+66.0
Net income margin	%	16.8	11.3		
Net income – equity holders of Holcim Ltd	million CHF	3,865	2,104	+83.7	+82.9
Cash flow from operating activities	million CHF	5,323	4,423	+20.3	+19.1
Cash flow margin	%	19.7	18.5		
Net financial debt	million CHF	12,873	12,837	+0.3	−2.4
Funds from operations[1]/net financial debt	%	50.2	34.6		
Total shareholders' equity	million CHF	21,945	18,725	+17.2	+19.6
Gearing[2]	%	58.7	68.6		
Personnel	31.12.	89,364	88,783	+0.7	
Earnings per dividend-bearing share[3]	CHF	14.86	8.64	+72.0	+71.3
Fully diluted earnings per share[3]	CHF	14.73	8.50	+73.3	+72.6
Gross dividend	million CHF	868[4]	522	+66.3	
Gross dividend per share	CHF	3.30[4]	2.00	+65.0	

Principal key figures in USD (illustrative)[5]

		2007	2006	±%
Net sales	million USD	22,543	19,175	+17.6
Operating EBITDA	million USD	5,775	4,869	+18.6
Operating profit	million USD	4,187	3,508	+19.4
Net income – equity holders of Holcim Ltd	million USD	3,221	1,683	+91.4
Cash flow from operating activities	million USD	4,436	3,538	+25.4
Net financial debt	million USD	11,392	10,522	+8.3
Total shareholders' equity	million USD	19,420	15,348	+26.5
Earnings per dividend-bearing share[3]	USD	12.38	6.91	+79.2

Principal key figures in EUR (illustrative)[5]

		2007	2006	±%
Net sales	million EUR	16,395	15,170	+8.1
Operating EBITDA	million EUR	4,200	3,852	+9.0
Operating profit	million EUR	3,045	2,775	+9.7
Net income – equity holders of Holcim Ltd	million EUR	2,342	1,332	+75.8
Cash flow from operating activities	million EUR	3,226	2,799	+15.3
Net financial debt	million EUR	7,755	7,973	−2.7
Total shareholders' equity	million EUR	13,220	11,630	+13.7
Earnings per dividend-bearing share[3]	EUR	9.01	5.47	+64.7

[1] Net income plus depreciation and amortization.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[4] Proposed by the Board of Directors.

[5] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Contents

Holcim Ltd
Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Holcim Ltd
Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding.

Over the decades, the Group has built up a wide-reaching network of companies in the cement segment. Growth in cement consumption especially in the emerging markets, coupled with the Group's commitment to sustainable development, prompted Holcim to initiate an extensive capacity expansion and efficiency enhancement program.



Consolidated key figures for Latin America

Net sales in million CHF	4,010
Net sales in % of Group turnover	14
Operating profit in million CHF	1,001
Cement and grinding plants	29
Aggregates plants	25
Ready-mix concrete plants	233
Personnel	13,409

Consolidated key figures for North America

Net sales in million CHF	5,365
Net sales in % of Group turnover	19
Operating profit in million CHF	623
Cement and grinding plants	19
Aggregates plants	113
Ready-mix concrete and asphalt plants	233
Personnel	11,190

Consolidated key figures for Europe	
Net sales in million CHF	10,401
Net sales in % of Group turnover	37
Operating profit in million CHF	1,713
Cement and grinding plants	41
Aggregates plants	256
Ready-mix concrete and asphalt plants	653
Personnel	22,905

Consolidated key figures for Asia Pacific	
Net sales in million CHF	6,292
Net sales in % of Group turnover	23
Operating profit in million CHF	1,341
Cement and grinding plants	49
Aggregates plants	8
Ready-mix concrete plants	115
Personnel	38,133



Con[illegible]dated key figures for Africa Middle East	
Net sales in million CHF	1,831
Net sales in % of Group turnover	7
Operating profit in million CHF	577
Cement and grinding plants	13
Aggregates plants	3
Ready-mix concrete plants	20
Personnel	2,795

Cement

Profile

Cement is manufactured through a large-scale, complex and capital-intensive industrial process. At the core of the production process is the rotary kiln, in which limestone and clay are heated to around 1,450 degrees Celsius and the semifinished product clinker is created by sintering. In the cement mill, gypsum is added to the clinker and the mixture is ground to a fine powder – traditional Portland cement. Holcim offers customers a wide range of cementitious materials and also develops customized blends for special applications. To produce these, other high-grade materials such as granulated blast furnace slag, fly ash, pozzolan and limestone are added in order to modify the properties of the cement.

Developments

In 2007, consolidated cement sales increased by 6.3 percent to 149.6 million tonnes. In addition, 5.5 million tonnes of other mineral components were sold. Growth is primarily due to the first-time full-year inclusion of the Indian Group companies. On the strength of the positive outlook, production capacity in this major market is being substantially expanded. Cement deliveries also increased in Europe and Latin America. North America saw a modest decrease in volumes, but only imports were down. Deconsolidation of the South African Group company impacted on cement sales in Group region Africa Middle East. However, Group companies on the North African coast reported a sizable rise in sales.

Aggregates

Profile

Aggregates include crushed stone, gravel and sand. Production centers around quarrying, preparing and sorting the raw material. Aggregates are mainly used in the manufacture of ready-mix concrete, concrete products and asphalt as well as for road building and railway tracks. The recycling of aggregates from concrete demolition material is gaining in importance at Holcim.

Developments

Sales of aggregates – at 187.9 million tonnes (2006: 187.6) – equaled the high level seen in the previous year. It must be borne in mind that aggregates sales were down by 5.4 million tonnes in South Africa alone as a result of the deconsolidation. Europe saw a strong increase, driven primarily by Aggregate Industries UK, which benefited from acquisitions in England, Scotland and Norway. The volume increase seen in Asia was largely due to the Thai Group company's entry into the aggregates sector. While St. Lawrence Cement in Canada reported a moderate increase, Aggregate Industries US saw a fall in deliveries of 8.5 million tonnes due to weak residential construction activity. Group region Latin America succeeded in virtually matching previous-year's sales volumes.

Other construction materials and services

Profile

Globally, concrete is the second most consumed commodity by volume after water. One cubic meter consists of approximately 300 kilograms of cement, 150 liters of water and 2 tonnes of aggregates. Asphalt is a bituminous construction material used primarily for road paving. By weight, asphalt consists mainly of aggregates of differing grain size. Essentially, Holcim's service also includes construction services and international trading.

Developments

Sales volumes of ready-mix concrete were higher in Europe, North America and, in particular, Asia. The Group as a whole reported an increase of 2.3 percent to 45.2 million cubic meters. Ready-mix concrete is also enjoying broad-based growth. Buoyed by newly consolidated companies and the commissioning of additional ready-mix concrete facilities, deliveries were lifted in the UK, North America and Asia. Asphalt sales were, however, lower.

Consolidated key figures for cement in 2007

Production capacity cement in million t	197.8
Cement and grinding plants	151
Cement sales in million t	149.6
Net sales[1] in million CHF	17,223
Operating profit[1] in million CHF	4,385
Personnel	57,671

[1] Includes all other cementitious materials.

Consolidated key figures for cement 2007 per region[1]

Europe	34.3 million t
North America	16.4 million t
Latin America	26.6 million t
Africa Middle East	14.5 million t
Asia Pacific	64.9 million t

[1] Intra-region sales. –7.1 million t

Sales of cement



Million t
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

Consolidated key figures for aggregates in 2007

Aggregates plants	405
Sales of aggregates in million t	187.9
Net sales in million CHF	3,190
Operating profit in million CHF	304
Personnel	7,000

Consolidated key figures for aggregates 2007 per region

Europe	108.8 million t
North America	56.9 million t
Latin America	12.5 million t
Africa Middle East	5.7 million t
Asia Pacific	4.0 million t

Sales of aggregates



Million t
200
180
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

Consolidated key figures for other construction materials and services in 2007

Ready-mix concrete plants	1,105
Asphalt plants	149
Sales of ready-mix concrete in million m^3	45.2
Sales of asphalt in million t	14.8
Net sales in million CHF	9,535
Operating profit in million CHF	335
Personnel	24,567

Sales of ready-mix concrete



Million m³
50
40
30
20
10
0
2003
2004
2005
2006
2007

Further strong organic growth and proposal for a substantial dividend increase. The Group's major commitment to sustainable development is being widely recognized.

Dear Shareholders

Holcim had a good year in 2007. The great majority of targets were reached, and the Board of Directors would like you to share directly in this success in the form of a higher dividend.

Strong growth

Although economic conditions became more challenging in the second half of the year, the Group's fundamental strengths were in full evidence. There was strong organic growth and a marked improvement in operating results. As a result, Holcim has an exceptionally solid balance sheet.

This good performance has allowed Holcim to increase dividend payments regularly. It is our stated intention to achieve a payout ratio of one third of net income attributable to equity holders of Holcim Ltd. The increase in gross dividend per share from CHF 2.00 to CHF 3.30 as proposed by the Board of Directors means that this target has been fulfilled, excluding the "extraordinary" income derived from the sale of a majority stake in South Africa.

High profitability in the Group regions

Europe again made the biggest contribution to the consolidated operating EBITDA. The building materials industry in this Group region benefited from the good business activities in France and the UK, several countries in southeastern Europe, Russia and Azerbaijan.

North America performed well despite the turbulence in the US financial markets and the sharp downturn in the real estate sector. The results almost matched those achieved in the previous year. Significant success factors included higher capacity utilization, cost efficiency of our cement plants and good product pricing.

In Latin America, demand was driven by residential construction and infrastructure projects. Although energy prices continued to rise, many Group companies nevertheless improved their results, especially Colombia, Venezuela and Ecuador. There was also an encouraging increase in demand in Brazil. The price environment here remained unsatisfactory, although an improvement was seen in the second half of the year.

The majority sale of Holcim South Africa in accordance with Black Economic Empowerment legislation has led to a decline in the importance of Group region Africa Middle East as regards size within the Group. On a like-for-like basis, considerable progress was made in terms of sales and financial results due to a good business environment in North Africa.

Asia Pacific enjoyed dynamic growth. The two Indian Group companies made the largest contribution to the regional result. However, the Group companies in the Philippines, Indonesia, Vietnam, Australia and New Zealand also recorded a good performance.

Attractive investments for the future

The Group expanded further in 2007. In Canada, Holcim bought out all the minority shareholders of Group company St. Lawrence Cement. This enabled the US operations of St. Lawrence Cement to be integrated into Holcim US. Significant resources were invested in stepping up the Group's stake in India. This increased Holcim's shareholdings in Ambuja Cements and ACC to 46 percent and 43 percent respectively by the end of 2007. Holcim has strengthened its position in Singapore by acquiring Jurong Cement, a major ready-mix concrete supplier and building materials trader.

Strategy bears fruit

The consistent implementation of our targeted marketing strategy for mature and developing countries has proved its worth. Today, 75 percent of our production capacity is located in emerging markets. In order to keep pace with the predicted high growth in these markets, we are currently investing in extensive programs to expand capacity by 28.9 million tonnes. Holcim expects an additional EBITDA contribution of around CHF 1.1 billion a year as from 2012 as a result of these expansions. Capacity was already increased by 6.7 million tonnes in 2007. We also strengthened the aggregates business and gained greater proximity to our customers through further investment in ready-mix concrete, particularly in Europe and the US.

Concrete as a building material of the future

In terms of volume, usage of the end-product concrete in the world today is greater than any other commodity apart from water. Concrete is therefore of huge importance to economic development. Given its long life cycle, concrete is one of the most eco-friendly building materials. Sustainable urban development and the creation and expansion of modern infrastructure would not be possible without it. There is huge pent-up demand in the growth markets of Asia, Latin America and eastern Europe, particularly in the residential construction sector. Together with the Holcim Foundation for Sustainable Construction, Holcim supports research and development into innovative sustainable solutions in the construction industry. This is all the more urgent because the built environment accounts for some 40 percent of energy consumption in the world today. Holcim also underscores its commitment to the environment with intensive research into new technologies for the production process and environmentally friendly products. The Group is already making a significant contribution to limiting CO_2 emissions, and is on course to hit its target of voluntarily reducing specific CO_2 emissions by 20 percent per tonne of cement between 1990 and 2010.

"Passion for Safety" is a priority throughout the Group

Despite making significant progress, our record in terms of occupational health and safety is still not satisfactory. In 2007, the number of severe incidents involving employees, subcontractors and third parties increased. The Board of Directors and Executive Committee deeply regret these incidents and are making every effort to ensure that extensive accident prevention programs in every Group company will further yield improvements.

Industry leader for environmental protection and social responsibility

For the third year in a row, the Dow Jones Sustainability Index has recognized Holcim as "Leader of the Industry". This provides independent confirmation that Holcim is committed to sustainability and social responsibility. Group companies have also won numerous awards, while the Sustainable Asset Management Group (SAM), in cooperation with PricewaterhouseCoopers, presented Holcim with the "Sector Leader" prize and a "Gold Class" distinction at the World Economic Forum 2008 in Davos.

Holcim has a successful partnership with GTZ, the German Technical Cooperation. There are still too many countries which do not yet have legislation in place regarding the recycling of waste materials in the cement manufacturing process. Holcim has worked with GTZ to formulate appropriate guidelines and recommend interested governments to implement them. This has occurred in over 20 Latin American and Asian countries.

Holcim has also entered into a new partnership with The World Conservation Union, the world's largest network to conserve the integrity and diversity of nature. We are working together on much-needed standards for the protection of species with the aim of giving a lead to the whole sector. The first pilot projects have been successfully started.

Thanks go to our employees

Motivated employees are important, so we place great importance on providing specialist training and professional development at all hierarchical levels. Particular attention has traditionally been paid to our executive training. Holcim has expanded this further by introducing new leadership programs in collaboration with renowned universities and institutes.

Our success is based on the expertise and commitment of our employees throughout the world. The Board of Directors and the Executive Committee would like to thank them for all their hard work. We also would like to thank all our loyal customers and partners in the wide variety of sectors with which we have links.

Outlook

It is not easy to judge how far the turbulence in the financial markets will affect the real economy. However, the Board of Directors and the Executive Committee expect the emerging markets, where three quarters of our cement production capacity is located, to continue to grow. As a globally active company, we remain confident. Holcim enjoys excellent geographical diversification, offers innovative products and services, has expert teams, efficient plants and excellent market positioning. In 2008, the Group is expecting to again reach its long-term growth target of 5 percent in internal operating EBITDA.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

February 27, 2008



Building trust!



Willy Näf
Plant Manager Kirchberg Quarry

Erich Scherrer
Construction Equipment Operator



Rolf Grüniger
Head Engineering Aggregates and Concrete, Project Manager

Roland Aeschbacher
Head Aggregates and Concrete Northeast Region

Christoph Heuberger
Head Production SG/TG

Key success factors

Targeted expansion of production capacity strengthens the Group. Cooperations and partnerships underline our commitment to sustainable development.

A proven strategy
The strategy of the Group is based on three central pillars: focusing on the core business, geographical diversification and balancing business responsibility between local and global leadership.

Cement and aggregates as the basis
Holcim is one of the world's leading building materials groups. The lasting success of Holcim is due to a stringent product strategy, among other things. The emphasis is on the production and distribution of cement and aggregates – both key basic materials for construction. The main focus of investment activities and value creation is the processing of raw materials. It is highly capital-intensive and ties up assets over the long term. Because of the continued demand for new production facilities and the higher building cost index, capital expenditures for cement production have risen substantially. The production of cement and aggregates requires a great deal of process know-how.

Investment policy and product range are adapted to suit the market maturity of a country and the local customer needs. In the emerging markets, emphasis is on building up and expanding cement production. As an economy becomes more mature, vertical integration becomes more significant. The ready-mix concrete business is established first in major urban centers. In more mature markets, the range of

Central pillars of value creation

Goal	Creation of value				
Strategy	Product focus		Geographic diversification		Local management Global standards
Mindsets	Sustainable environmental performance	Better cost management	Permanent marketing innovation	Human resources excellence	Corporate social responsibility
Base	[illegible]				

Creating added value is Holcim's paramount objective, an objective that is based on the three strategic pillars and determines guidelines in the functional sectors. The most important foundation on which everything rests is a workforce that gives its best on a daily basis.

products is even more diversified and includes aggregates, asphalt and concrete products. Because of the high degree of regulation in industrialized nations, it is strategically important to have high-grade, secure raw material reserves.

Global presence

Holcim is a globally active company. The Group operates in more than 70 countries, employs a workforce of some 90,000 and has production facilities at over 2,000 locations. This geographical diversification stabilizes earnings, as it helps to balance cyclical fluctuations in individual markets.

Net sales per region	2007		2006	
Million CHF				
Europe	10,401	37.3%	8,673	35.1%
North America	5,365	19.2%	5,520	22.3%
Latin America	4,010	14.4%	3,675	14.9%
Africa Middle East	1,831	6.6%	2,086	8.5%
Asia Pacific	6,292	22.5%	4,745	19.2%

In 2007, the emerging markets in eastern and south-eastern Europe, Latin America, Africa, the Middle East and Asia accounted for 48.3 percent of Group net sales. Holcim considers these growth markets to be very important in the context of its expansion strategy.



Net sales mature versus emerging markets
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
47.7%
48.7%
41.1%
45.7%
48.3%
52.3%
51.3%
58.9%
54.3%
51.7%
2003
2004
2005
2006
2007
Emerging markets
Mature markets

In India, ACC and Ambuja Cements have been successfully integrated into the Holcim Group. In the year under review, Holcim acquired a further share package from the founder families of Ambuja Cements. In accordance with the national takeover code, Holcim was obliged to tender a public bid to all shareholders for a further 20 percent of the share capital. As of December 4, 2007, Holcim owns 46 percent of the share capital of this Group company.

With the majority takeover of Jurong Cement, Holcim has secured its market position in the dynamic city state of Singapore. This company mainly sells ready-mix concrete, but it is also active in the areas of slag, special mortar products and bagged cement.

The Group has sold the majority of its stake in Holcim South Africa under the South African Black Economic Empowerment strategy. This ensures that the company, renamed AfriSam, can continue to see optimum development within its market area.

Capacity expansion strengthens leading market position

Holcim currently has 28.9 million tonnes of committed and approved cement expansion projects. In the year under review, Holcim commissioned Group-wide 6.7 million tonnes of capacity, 4.6 million of that in India alone. By the end of 2011, it is estimated that plant expansions and construction of new facilities will have increased Group cement capacity to around 227 million tonnes, thus creating a strong foundation for future growth. All facilities meet the highest technological standards in terms of costs and environmental efficiency. New capacities are usually built in existing plant locations, where the Group companies have robust market positions and secure raw material reserves.

As a result of expanding production (see table below) in the amount of CHF 6.5 billion, Holcim expects an annual EBITDA contribution of around CHF 1.1 billion as of 2012; CHF 550 million per year already from 2010.

The Group is also investing in the areas of aggregates and ready-mix concrete. Projects and acquisitions are concentrated on Europe and North America, and for ready-mix concrete in the major urban centers in Latin America, Africa and Asia.

Strong local roots

The extraction of large quantities of raw materials, the operation of capital-intensive cement plants and the distribution of building materials to a local or regional market require a strong presence in the relevant areas and awareness of the consequent responsibility.

In order to fully exploit our potential, Holcim has standardized all key corporate processes. This allows local management to concentrate on market and cost leadership, on basic and advanced training for senior managers and staff and on nurturing relations at the local level.

Approved capacity expansion within the Group in million tonnes 2008 to 2011*

Projects	2008	2009	2010	2011	Total
Holcim France Benelux		0.6			0.6
Holcim Romania	1.5	0.6			2.1
Alpha Cement (Russia)			2.1		2.1
Garadagh Cement (Azerbaijan)				1.7	1.7
Further projects in Europe	0.3		0.4		0.7
Total Europe	**1.8**	**1.2**	**2.5**	**1.7**	**7.2**
Holcim US		4.0			4.0
Total North America		**4.0**			**4.0**
Holcim Apasco (Mexico)			1.6		1.6
Further projects in Latin America		0.2			0.2
Total Latin America		**0.2**	**1.6**		**1.8**
Further projects in Africa Middle East	1.2				1.2
Total Africa Middle East	**1.2**				**1.2**
ACC (India)	0.6	4.2	2.1		6.9
Ambuja Cements (India)		7.5			7.5
Further projects in Asia Pacific	0.3				0.3
Total Asia Pacific	**0.9**	**11.7**	**2.1**		**14.7**
Total Group	**3.9**	**17.1**	**6.2**	**1.7**	**28.9**

* Status as at February 27, 2008.

Innovative products for an extended customer base

Holcim is stepping up the pace of innovation along the entire value chain. Increasingly, tailor-made solutions are being offered to make sure that the product range meets customer needs at the local level. Holcim is committed to using new cementitious binders that are more competitive and sustainable than other products. Composite cements containing special mineral components in addition to clinker and gypsum are therefore being produced at Holcim. Across the Group, the proportion of overall sales taken up by composite cements has continued to rise over the past few years: they currently account for 67 percent, whereas traditional Portland cement only accounts for 27 percent. Product innovation, in combination with targeted services, is also helping customers to achieve progress in terms of productivity gains (see chapter on innovation on pages 26 and 27).

Clinker factor



90%
85%
80%
75%
70%
65%
60%
1990
2000
2005
2006
2007

% of clinker in cement

Margin targets per segment

The Group is aiming to reach the higher EBITDA margin targets set in 2006 to be achieved by 2010. Comprehensive programs aim to increase productivity, which have already had a positive effect in 2007.

EBITDA margin target	2007	2006	Goal
Cement	32.6%	32.6%	33%
Aggregates	20.3%	20.7%	27%
Other construction materials and services	7.0 %	6.0%	8%

Over the past few years, the greatest progress has been made in the cement and mineral components segment. In spite of increased energy costs, Holcim is close to the margin target. The increased use of alternative fuels and mineral components as well as global resource management have both contributed significantly to this.

In the aggregates business, the systematic identification of potential for improvement in production and distribution at the level of the individual operational units has shown its first results. Holcim remains optimistic that the targets envisaged will be reached by 2010.

The other construction materials and services segment is also heading in the right direction. The standardization of business processes and systems for the production and distribution of ready-mix concrete, asphalt and concrete products has had the desired effect.

Cement and aggregates are the basis – concrete and asphalt bring us closer to the end-consumer.



Value chain
Supply
Demand
Sales channels
Basic materials processing
Transactional
Transformational
End-users
Applications in the construction sector
Cementitious materials
Cement
Mineral components
Aggregates
Sand, gravel, stone, recycled aggregates
Direct sales
Traders
Wholesalers
Retailers
Direct sales
Ready-mix concrete
Concrete products
Mortars
Asphalt
General contractors
Masons
Self-builders
Civil engineering contractors
Housing
Commercial/industrial building
Infrastructure

© Holcim Ltd

Sustainable value creation as paramount objective

As one of the world's leading producers of building materials, Holcim aspires to be the most respected and attractive company in this community of quality suppliers. The return on invested capital should exceed the Group's after-tax weighted average cost of capital (WACC) of 8 percent on a sustainable basis.

Measured according to Holcim Value Added (operating profit – standard capital costs × long-term net operating assets), the Group has created substantial added value in the past.

Holcim Value Added (HVA)



HVA before taxes in million CHF[1]
ROE[2]
1,000
10.2%
11.6%
15.1%
15.8%
15.9%[4]
25%
800
20%
600
15%
400
10%
200
5%
0[3]
0%
-200
-400
2003
2004
2005
2006
2007

[1] Excluding cash and cash equivalents, goodwill amortization and before extraordinary charges.
[2] Goodwill amortization discontinued from 2005 onward.
[3] 0-line represents a WACC before tax of 11.8 percent.
[4] Excluding the majority sale in South Africa.

Higher payout ratio

The Group's solid positioning should also bear fruit for shareholders. The Board of Directors determined in 2003 that a payout ratio of one third of Group net income attributable to equity holders of Holcim Ltd should be reached in the medium term. With the rise in dividend for the 2007 business year proposed to the annual general meeting, Holcim has achieved this goal.

An employer who both nurtures and demands

Holcim aims to be an exemplary employer, able to recruit, motivate and retain the best staff. Clear management principles and systematic career development opportunities for staff provide the basis for optimum performance. Holcim demands commitment, but by the same token it also recognizes hard work. In particular, this means operating a system of performance-related pay.

Over the last few years, the number of Holcim employees has increased strongly. New employees should be integrated quickly and effectively into the Group. Training is key in this area, and Holcim has worked with high-profile universities to establish new methods of employee development through the introduction of a new leadership program (see also chapter on human resources on pages 38 to 43).

Complex questions demand partnerships

Holcim takes its corporate responsibility very seriously and recognizes the significance of the World Business Council for Sustainable Development's "triple bottom line". The three dimensions of sustainable development – the economic, ecological and social – have thus been incorporated into our business strategy for years (see also chapter on environmental commitment and social responsibility on pages 34 to 37).

Holcim has continuously reduced its CO_2 emissions per tonne of cement produced by optimizing processes and products. Holcim's current emission levels are very low compared to those of its global competitors. The use of alternative fuels helps us to achieve these ambitious goals. To speed up this process, Holcim also works in partnership with GTZ, the German Technical Cooperation.

In 2007, Holcim signed a cooperation agreement with IUNC – The World Conservation Union. Over the next few years, standards are to be formulated in partnership with IUNC to protect biodiversity in our raw material processing plants.

Holcim sees its corporate responsibility in terms of sustainability as going beyond the sphere of products, production and processes which we are able to influence directly. For this reason, we set up the Holcim Foundation for Sustainable Construction four years ago, whose task is to promote worldwide dialogue on sustainable construction between architects, planners, construction engineers and investors.

Holcim's commitment to sustainability is receiving recognition, being ranked "Leader of the Industry" in the renowned Dow Jones Sustainability Index in each of the past three years.

Organization and management

The Group's management and structure of line responsibility is organized by geographical regions. Senior management is supported by efficient corporate staff units and management systems.

Efficient management and control
The Group's credibility and good reputation depend on effective corporate governance. This maintains confidence among investors, business partners, employees and the public at large.

The overall mechanism of corporate governance, which includes directing, monitoring and organizing the highest corporate management levels, formulating business policy principles and applying internal and external controls, forms the basis for responsible management and control of the company with a focus on sustainable value creation.

The successful corporate governance developed in recent years is continuously being adjusted to requirements. In 2007, the internal control system has been adjusted to Group-wide new requirements which leaves Holcim well prepared to fulfill the new statutory requirements of the Swiss Code of Obligations which are due to come into force in the coming financial year.

The "Code of Conduct" defines Group-wide standards of behavior expected of all staff and it underscores our responsibility as an entrepreneur and employer. The text of the current "Code of Conduct" can be found on our website under www.holcim.com.

Dual line and functional management responsibility
Holcim is globally active with around 90,000 employees on five continents. We manufacture and distribute our core products cement and aggregates in a large number of local markets, along with products and services based on these core products in the ready-mix concrete, asphalt and concrete products sectors.

The key to the Group's success lies in the competence of our local management teams. The operating units in over 70 countries fall under the line responsibility of individual Executive Committee members assisted by Area Managers and Corporate Functional Managers. In addition, each Executive Committee member has functional responsibility for specific corporate areas such as Cement Manufacturing, Commercial or Human Resources. This dual management approach gives Holcim an ideal combination of standardized Group-wide processes and local value creation.

If our Group companies are to strengthen their cost and market leadership in their markets, they need both entrepreneurial room to maneuver and support from the Group in the form of specific know-how and predefined parameters. We are convinced that success depends on striking a balance between local power and autonomy on the one hand and the right degree of support and intervention from Group headquarters on the other. A coherent program of basic and continuing management training as well as systematic succession planning to develop candidates with executive potential at both national company and corporate level are factors which strengthen the Group on a lasting basis.

Holcim's efficient and lean organizational structure enables it to respond rapidly to new challenges.

Board of Directors

Rolf Soiron
Chairman,
Chairman of the Governance,
Nomination & Compensation
Committee

Andreas von Planta
Deputy Chairman

Markus Akermann

Lord Norman Fowler

Erich Hunziker

Willy R. Kissling

Peter Küpfer
Chairman of the Audit Committee

Adrian Loader

Gilbert J. B. Probst

H. Onno Ruding

Thomas Schmidheiny

Wolfgang Schürer

Dieter Spälti

Secretary of the Board of Directors

Peter Doerr

Executive Committee

Markus Akermann
Chief Executive Officer

Tom Clough
East Asia including
the Philippines, Oceania and
South & East Africa

Hansueli Heé
Europe excluding the Iberian
Peninsula, the UK & Norway

Paul Hugentobler
South Asia & ASEAN
excluding the Philippines

Thomas Knöpfel
Latin America

Benoît-H. Koch
North America, UK, Norway,
Mediterranean including Iberian
Peninsula, International Trade

Theophil H. Schlatter
Chief Financial Officer

Area Managers

Urs Böhlen

Bill Bolsover

Javier de Benito

Bernard Kueng

Gérard Letellier

Bernard Terver

Corporate Functional Managers

Bill Bolsover

Jacques Bourgon

Beat Fellmann

Roland Köhler

Bernard Kueng

Stefan Wolfensberger

Group Auditors and Statutory Auditors

Ernst & Young Ltd

Management Structure

See organizational chart on page 25

Changes

See Corporate Governance page 68 ff.

Status as at April 1, 2008.



The Executive Committee from left to right:
Tom Clough
Hansueli Heé
Theophil H. Schlatter
Benoît-H. Koch
Markus Akermann
Paul Hugentobler
Thomas Knöpfel

During the year under review, the area management was strengthened by the appointment of Bernard Kueng, formerly CEO of Holcim France Benelux, as Area Manager in Group region Europe and as Corporate Functional Manager for Sustainable Development.

Holcim's hierarchical structures are flat and its divisions of responsibility clearly defined – both at Group level and in the individual Group companies. This ensures that decisions are based on expert knowledge and cost awareness and that new processes or standards are implemented without delay.

The Group's managers, the regions and the countries and local sites are assisted by service centers at regional level and by central corporate staff units at global level. Holcim has well structured management systems in place. Group companies are given clear guidelines in all key areas of the business, from technology and environmentally friendly production to human resources and finance. In 2007, all existing guidelines were brought up to a uniform standard and reissued.

Business Risk Management identifies risks and opportunities

Business Risk Management supports the Executive Committee and the management teams of the Group companies in their strategic decisions. Business Risk Management aims to systematically recognize major risks – as well as opportunities – facing the company. Potential risks are identified and evaluated at an early stage and constantly monitored. Countermeasures are then proposed and implemented at the appropriate level. Risk management looks at a wide range of different internal and external risk types in the strategic, operating and financial sectors.

In addition to the Group companies, the Executive Committee and the Board of Directors are also involved in the assessments. The Group's risk profile is assessed from a variety of top-down and bottom-up angles. This not only involves seeking out threats, but also opportunities along the entire value chain. A central database allows fast, secure access to the information collected. The Executive Committee reports regularly to the Board of Directors on important risk analysis findings and provides updates on the measures taken (see also page 74).

The Internal Audit as an important monitoring instrument

Internal Audit is an independent body which reports directly to the Chairman of the Board of Directors and submits regular reports to the Audit Committee. Internal Audit does not confine itself to financial audits, but also monitors compliance with external and internal guidelines.

Particular attention is paid to the effectiveness and efficiency of internal management and control systems, including:

Examining the reliability and completeness of financial and operational information;

Examining the systems for controlling compliance with internal and external directives such as plans, processes, laws and ordinances;

Examining whether business assets are secure.

Common idea of management

In recent years, Holcim has systematically focused on value enhancement. This has involved measuring performance within the Group and introducing systems to motivate management to perform to consistently high standards.

In 2003, a standardized, variable compensation system was introduced for our most senior executives. On the strength of the positive experiences gained, 2007 saw a doubling of the number of employees in this system. As previously undertaken, salaries will be calculated not only on the basis of the Group's objectives, but also in light of the specific circumstances of the local Group companies. A significant proportion of the performance-related bonus is paid in the form of Holcim shares which are locked in for a period of three to five years. This system strengthens the focus on the common target of a sustainable increase in the Group's performance and value.

Organizational chart*

Holcim Board of Directors

Audit Committee

Governance, Nomination & Compensation Committee

Internal Audit[1]


Markus
Akermann

Executive Committee


Benoit-H.
Koch


Hansueli
Hee


Thomas
Knopfel


Paul
Hugentobler


Tom
Clough


Theophil H.
Schlatter

Regional Line Responsibility

North America, UK, Norway, Mediterranean[2], International Trade

Europe[3]

Latin America

South Asia, ASEAN[4]

East Asia[5], Oceania, South & East Africa

Area Managers


Bill Bolsover
Javier de Benito


Urs Böhlen
Bernard Kueng


Bernard
Terver


Gérard
Letellier

Functional Responsibility

Aggregates & Construction Materials, Sustainable Development

Cement Manufacturing

Legal & Compliance

Strategy & Risk Management, Communications, Investor Relations

Commercial, Procurement, IT

Human Resources, Branding

Finance & Controlling

Corporate Functional Managers


Bill Bolsover
Bernard Kueng


Jacques
Bourgon


Roland
Köhler


Stefan
Wolfensberger


Beat
Fellmann

* Status as at April 1, 2008.

[1] Internal Audit reports to the Chairman of the Board of Directors.

[2] Including Iberian Peninsula.

[3] Excluding Iberian Peninsula, UK and Norway.

[4] Excluding Philippines.

[5] Including Philippines.

Holcim continuously carries out research into new products and production processes, thereby also promoting innovation in the construction materials industry.

Pioneering role in reducing clinker factor in cement
In recent years, our product portfolio has been undergoing a successful switch to low CO_2 cements, a process which actively continued in the year under review. Thus, in 2007, the proportion of consolidated cement sales attributable to traditional Portland cements fell to less than 30 percent, as against nearly twice that figure in 1995.

Our extended product range not only enabled us to improve our ecological profile in many markets, but also allowed us to offer customers made-to-measure application-specific solutions using composite cements which are becoming increasingly important.

The focus of research and development activity is on eco-efficient products and services. The main emphasis is on system solutions based on a holistic view of the entire process from the manufacture of the product to its use and recycling. Projects were launched which will ensure the Group's leading role in this area over the coming years.

Eco-efficient products with exceptional resistance
One example from the eco-efficient product range is CEMROC®, a building material which offers a combination of very low CO_2 emissions in production and a final concrete product that shows exceptional resistance to attack by chemical agents and has exemplary properties in terms of durability and service life. The production of CEMROC® involves adding extra components to a slag cement which give the end-product concrete enhanced properties and make it resistant to aggressive environmental conditions.

A product based on a by-product of coal-fired power plants which is comparable with CEMROC® in terms of environmental impact and use is already at an advanced stage of development.

Steel fiber concrete for the world's longest concrete slab
PETRA III, the world's most powerful storage ring X-ray source, is under construction at the site of the German Electron Synchrotron (DESY) in Hamburg. Future experiments required a hall floor which was vibration-free, extremely stable and as decoupled as possible from the rest of the building. These requirements could be met by a floor slab 280 meters long, 24 meters wide and 1 meter thick. Holcim Germany delivered 6,500 cubic meters of ready-mix concrete to the building site, including 3,300 cubic meters of steel fiber concrete for the core section of the experimental hall. 120 Holcim employees worked 62 hours without interruption to deliver the high-grade ready-mix concrete in over 850 truck loads.

With the development of shrinkage-compensated concrete, Holcim Apasco in Mexico has succeeded in casting concrete slaps up to 1,600 square meters in size and in reducing the proportion of joins by up to 90 percent. Despite higher material costs, total expenditure can be reduced due to shorter construction times and labor savings. The low proportion of joins also results in a user-friendly concrete surface with a long service life.

System solutions for specific customer needs
Holcim Brazil has launched micro cements which can be injected into porous subsoils due to their small particle size. The special equipments and pumps required were developed by Holcim. The Microinject system solution has already been successfully used to seal tunnel arches and other structures and to repair road surfaces. This saves the need for extensive demolition and repair work. The Group company offers these operations as a full service and licenses the technology to third parties.

Concrete as a design feature
In addition to its technical properties, concrete is increasingly being used as a design feature in structural and civil engineering projects. Holcim France has developed an innovative product family under the name Articimo®. Fibers, pigments and special surface treatments can be used to achieve a wide variety of external effects on the facades of buildings and on floor surfaces. As well as catering for aesthetic needs, the techniques also meet stringent technical requirements, like durability. Products developed on the basis of Articimo® have even found their way into living environments. A key component of this successful brand is partnership-based cooperation with customers. To this end, Holcim has established a network of specialist users of Articimo® systems and assists partner firms with experts from its technical customer service department.

Water-permeable concrete
There are also other ways in which concrete surfaces can shine. The development of water-permeable concrete surfacing materials helps to counter the problem of sealed surfaces. In addition to this special concrete, Aggregate Industries UK has also launched system components that trap and store the rainwater that seeps through the surfacing material, obviating the need to build detention basins. The seepage water is then either channeled for further use or discharged into the soil in regulated quantities. This relieves the pressure on drainage systems during periods of heavy rainfall, thereby mitigating the environmental impact.

Process innovation strengthens cost leadership and environmental protection
Holcim has been involved in developing and introducing new production technologies for years. The main focus is on cutting costs and increasing environmental efficiency of operating facilities. In Switzerland alone, Holcim currently has more than 12 research and development projects under way at leading universities and research institutes, all of which are being led by Holcim technical specialists.

New platforms for alternative fuels
Nowhere is Holcim's leading role in environmental protection more apparent than in the special platforms for the preparation and use of alternative fuels and raw materials. With new types of process technologies, Holcim seeks not only to promote the use of such materials, but also to substantially improve the emissions profile of its kiln systems.

Intelligent multi-drive gears
Holcim also conducts intensive research into critical mechanical plant components. The aim is not only to enhance the reliability of a wide range of machines, but also to reduce investment costs. An interesting example is the multi-drive concept – a new type of drive system to be used for the first time in the grinding plant under construction in Rouen, France. Developed in close cooperation with Gebr. Pfeiffer AG and Flender AG, the drive aggregate is based on several, interlinked standard gears which then drive the vertical roller mill via an open chain wheel. This new development allows mill gears to be used longer and reduces stocks of spare parts.

Capital market information

Holcim regularly makes active use of the capital markets to raise debt and equity capital. With several transactions undertaken during the year the long-term capital base could be further strengthened.

In 2007, Holcim shares performed very well in a turbulent and volatile stock market environment. While the Swiss Market Index (SMI) rose to a record high in June and closed the year 3.4 percent lower than the previous year, Holcim shares ended the year with a gain of 8.6 percent. The share closed on December 31, 2007 at CHF 121.30 (2006: 111.70).

Performance of Holcim share versus Swiss Market Index (SMI)



CHF 160
CHF 140
CHF 120
CHF 100
CHF 80
CHF 60
CHF 40
CHF 20
CHF 0
2003
2004
2005
2006
2007
2008
Holcim share[1]
SMI (adjusted)

[1] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.

Listings

Holcim is listed on the SWX Swiss Exchange. Its shares are traded on virt-x. Each share carries one voting right. As at December 31, 2007 the company's market capitalization stood at CHF 32 billion.

Additional data

Security code number	1221405
Telekurs code	HOLN
Bloomberg code	HOLN VX
Reuters code	HOLN.VX

Major shareholders

Information on major shareholders can be found on page 178 in this report.

Distribution of Holcim shares and breakdown of shareholders

The majority of shares held in other countries are owned by shareholders in the UK and the US.

Geographical distribution

Switzerland	39%
Other countries	28%
Shares pending registration of transfer	33%

Breakdown of shareholders by number of registered shares held

1–100	9,885
101–1,000	21,789
1,001–10,000	4,458
10,001–100,000	492
> 100,000	109

Free float

The free float as defined by the SWX Swiss Exchange stands at 80 percent.

Dividend policy

Dividends are distributed annually. The next dividend payment is scheduled for May 13, 2008. The Board of Directors determined in 2003 that a payout ratio of one third of Group net income attributable to equity holders of Holcim Ltd should be reached in the medium term. With the rise in dividend for the 2007 business year proposed to the annual general meeting, Holcim has achieved this goal.

Weighting of the Holcim registered share in selected share indices

Index	Weighting in %
SMI, Swiss Market Index	2.56
SPI, Swiss Performance Index	2.15
SLI, Swiss Leader Index	4.48
BEBULDM, BE500 Building Materials Index	17.74
SXOP, Dow Jones STOXX 600 Construction	8.52
DJSI World, Dow Jones Sustainability Index	0.20
FTSE4Good Europe Index	0.29

Sources: Bloomberg, Dow Jones Sustainability Indexes, FTSE Index Company, end-December 2007.

Information on Holcim registered shares

Further information on Holcim registered shares can be found at www.holcim.com/investors.

Key data Holcim registered share[1]

Par value CHF 2	2007	2006	2005[2]	2004[2,3]	2003[3]
Number of shares issued	263,586,090	255,348,625	229,925,518	229,925,518	201,184,829
Number of dividend-bearing shares	263,586,090	255,348,625	229,925,518	229,925,518	201,184,829
Number of shares conditional capital[4]	1,422,350	9,659,815	14,007,875	14,007,875	14,007,875
Number of treasury shares	688,849	679,912	828,998	6,786,750	5,958,869
Stock market prices in CHF					
High[5]	138	113	88	68	58
Low[5]	112	86	68	55	35
Earnings per dividend-bearing share in CHF[6]	14.86	8.64	6.61	4.21	3.49
Cash earnings per share in CHF[6,7]	15.39	9.14	6.90	5.83	4.93
Consolidated shareholders' equity per share in CHF[8]	71.44	59.60	50.05	38.02	34.82
Gross dividend per share in CHF	3.30[9]	2.00	1.65	1.25	1.15

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Restated in line with IAS 21 amended.
[3] Restated in line with new and revised IFRS, effective January 1, 2005.
[4] Shares reserved for convertible bonds issued.
[5] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.
[6] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted by the average number of shares (see note 15).
[7] Excludes the amortization of goodwill and other intangible assets.
[8] Based on shareholders' equity – attributable to equity holders of Holcim Ltd – and the number of dividend-bearing shares as per December 31, 2007.
[9] Proposal of the Board of Directors.

Disclosure of shareholdings

Under Art. 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act) and Art. 28 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment (AR EU), whosoever, directly, indirectly or in concert with third parties, acquires or disposes of shares, for his own account, in a company incorporated in Switzerland whose equity securities are listed, in whole or in part, in Switzerland and thereby attains, falls below or exceeds the threshold of 3, 5, 10, 20, 25, $33\frac{1}{3}$, 50 or $66\frac{2}{3}$ percent of the voting rights, whether or not such rights may be exercised, shall notify the company and the stock exchanges on which the equity securities in question are listed. Important shareholders are disclosed on page 178.

Registration in the share register and restrictions on voting rights

On request, purchasers of registered shares are entered in the share register as voting shareholders provided that they expressly declare that they acquired the shares in their own name and for their own account. The Board of Directors will enter individuals whose requests for registration do not include an express declaration that they hold the shares for their own account (nominees) in the share register as shareholders with voting rights, provided that such nominees have concluded an agreement with the company concerning their status and are subject to recognized banking or financial market supervision.

Group credit rating solid

Holcim Ltd's current credit rating – as awarded by Standard & Poor's – is "BBB+" for long-term liabilities and "A–2" for short-term liabilities. The international ratings agency Fitch rated us "BBB+" with "outlook stable" for long-term liabilities and "F2" for short-term credit.

Current rating

	Standard & Poor's	Fitch
Long-term rating	BBB+, outlook stable	BBB+, outlook stable
Short-term rating	A–2	F2

Financial reporting calendar

Press and analyst conference on annual results for 2007	February 27, 2008
Results for the first quarter of 2008	May 6, 2008
General meeting of shareholders	May 7, 2008
Dividend payment (ex date)	May 13, 2008
Half-year results for 2008	August 21, 2008
Press and analyst conference for the third quarter of 2008	November 12, 2008
Press and analyst conference on annual results for 2008	March 4, 2009

Consistent sustainability!



[illegible]
[illegible] for Quito

Mauricio Echever[illegible]
General Manag[illegible]

Cristobal Narváez
Regional [illegible] Quito Norte

[illegible] Viracucha
RMX Quality Control Coordinator Quito



Harold [illegible]
RMX Production Supervisor Quito

[illegible] Montero
[illegible] Quito Nor[illegible]

Andrés Narváez
Supervisor Quito Norte

Environmental commitment and social responsibility

Our commitment to sustainable development and the consistent implementation of our strategies as part of the "triple bottom line" are receiving widespread recognition.

Holcim enjoys a high reputation throughout the building materials industry. This is not only attributable to our business success, but also reflects our commitment to sustainable development. The Group understands corporate responsibility in terms of the "triple bottom line" – value creation, sustainable environmental performance and social responsibility. This concept is part of both Group strategy and management systems for many years.

In order to make sure that our priorities in sustainable development meet the expectations of our most important stakeholders, Holcim not only constantly assesses risks, but also periodically consults a selection of stakeholders both at local and international level. This has confirmed that our focus on occupational health and safety, CO_2, energy, community involvement in the areas surrounding our plants and to sustainable construction are all being recognized.

Holcim attaches great importance to innovation along the entire value chain in an attempt to reduce the use of non-renewable resources, energy consumption and CO_2 emissions.

Holcim as industry leader

In recognition of our efforts in this area, Holcim has been named industry leader in the Dow Jones Sustainability Index (DJSI) for the third successive year. In particular, it was noted that Holcim is consistently addressing key issues relevant to the cement industry. The recycling and energy saving strategy received special praise, as did the initiative to conserve biodiversity, and the targets for CO_2 reduction. Top scores were also received for dialogue with stakeholders, our efforts in occupational health and safety, and human capital development.

Based on the corporate sustainability assessment from Sustainable Asset Management (SAM) for the DJSI, Holcim received two sustainability distinctions at the World Economic Forum in January 2008: SAM 2008 sector leader and SAM 2008 gold class.

Occupational health and safety remains a high priority

Holcim attaches the utmost importance to the health and safety of all its employees, subcontractors and visitors. This represents a particular challenge in the cement industry, where large quantities of materials are transported. Despite the advances made as part of the "Passion for Safety" initiative, performance is still not satisfactory. We regret that the numbers of serious accidents and deaths among our own employees, subcontractors and third parties increased in 2007.

The aim of preventing accidents and not endangering human life is being pursued with renewed urgency. At the center of our efforts is the initiative launched in 2005 in cooperation with DuPont. The cornerstones of this campaign are clear organizational accountabilities for safety issues, robust training programs, comprehensive information and the verification of key indicators.

In order to embed a culture of safety, five "cardinal rules" and directives on fatality prevention were launched in 2007. They are valid for all employees of both Holcim and subcontractors. Failure to obey the regulations will lead to appropriate corrective action being taken. It is only through strict discipline in all facilities and a rising awareness of safety-related questions that the desired changes will be achieved. The aim is to eliminate serious accidents completely and to reduce lost time injury frequency rate by 30 percent per year between 2006 and 2009.

Successful reduction in CO_2 emissions

After water, concrete is the most commonly used material on earth. No adequate replacement is known for this durable building material with a wide variety of applications. To construct modern infrastructures and homes without concrete is unthinkable. The cement component of concrete can only be produced through a resource and energy-intensive process that releases considerable amounts of CO_2, although, holistically the end-product, concrete, can be considered an environmentally friendly building material.

Climate change represents a huge challenge for the industry. Holcim has voluntarily committed itself to a 20 percent reduction of global average specific net CO_2 emissions by 2010, compared with 1990. For each Group company, a reduction target has been defined and integrated into their business plans. The results are encouraging: by the end of 2007, Holcim had managed to reduce emissions by 16.8 percent (2006: 15.9). Acquisitions in India resulted in our global CO_2 emissions increasing, but we were able to initiate a number of projects on the subcontinent as part of the Clean Development Mechanism (CDM) of the Kyoto Protocol for which we obtained emission rights.

Holcim remains optimistic that the ambitious overall reduction target will be reached by 2010. The corresponding data in this area have been subject to independent assurance since 2004.

There are four principal ways in which CO_2 emissions can be reduced in the cement industry: 1. by reducing the clinker factor, 2. by increasing thermal energy efficiency in production, 3. by replacing fossil fuels and so optimizing fuel composition, and 4. by reducing cement kiln dust. The most important and effective factors are the reduction of the clinker factor and innovations along the value chain. For this reason, new types of cement are being produced with higher contents of mineral components and, hence, reduced CO_2 emissions. Holcim continues to search for further ways to improve the eco-efficiency of its production processes.

Lost time injury frequency rate[1]



16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007

Employees
■ Subcontractors

Specific gross and net direct CO_2 emissions[2]



800
750
700
650
600
550
5
0
-5
-10
-15
-20
-25
reduction target
1990
2000
2005
2006
2007
2010
kg CO2/tonne cement
% improvement
improvement rate

Gross
■ Net[3]

[1] The lost time injury frequency rate (LTIFR) is calculated as: number of lost time injuries × 1,000,000 : total number of hours worked. Data includes all cement, aggregates as well as ready-mix concrete operations (including Aggregate Industries since 2005).

[2] The CO_2 data are interim figures subject to external assurance. Updated emission figures will be published on our website by mid-2008.

[3] Minus indirect savings, such as use of alternative fuels.

Intelligent use of alternative fuels

Due to modern technology, waste from other industries can be used as alternative fuels or raw materials. Holcim encourages this process, which has not only ecological advantages, but is also economically and socially beneficial. The replacement of fossil fuels in this way reduces the use of non-renewable resources, in turn cutting both global CO_2 emissions and production costs. We are also helping to alleviate the problem of waste, particularly in developing countries.

Thermal substitution



16
14
12
10
8
6
4
2
0
1990
2000
2005
2006
2007

% thermal energy from alternative fuels

The use of alternative fuels and raw materials is a sophisticated technological process. This is why Holcim has worked with GTZ, the German Technical Cooperation, to develop and publish guidelines on coprocessing waste in cement production. This partnership also seeks to implement the guidelines, especially in developing countries, and to encourage dialogue with non-governmental organizations.

Further environmental targets

Holcim has made a voluntary commitment to continue to reduce its impact on the environment. Our target – to reduce the global average specific nitrogen oxides, sulfur dioxide and dust emissions by 20 percent by 2010 compared to 2004 levels – is as important as ever.

In 2007, the Group signed a three-year cooperation agreement with The World Conservation Union (IUNC) to work jointly on ecosystem conservation and biodiversity, showing a new way ahead for the cement industry. Pilot projects are already under way in Sri Lanka, reviewing the quality of biodiversity conservation activities at Holcim sites and to facilitate existing quarry rehabilitation planning and implementation.

Holcim continues to benefit from the know-how of new Group companies: Aggregate Industries, for instance, has a wealth of experience in the production and marketing of sustainable and low-cost building materials.

In 2007, the Group invested CHF 144 million (2006: 118) in environmental improvements at its plants and production facilities. Appropriate provisions are maintained for site rehabilitation and restoration in line with legal and contractual obligations. As of December 31, 2007, these provisions amounted to CHF 518 million (2006: 521).

Effective social commitment

Our social engagement with the communities surrounding Holcim locations is important to us and is also being recognized. Projects in this area are based on the core competencies of the Group and contribute to solving environmental or social problems. Our Group companies are encouraged to engage in projects including education and training, infrastructure building and sustainable community development. With the recently developed "social engagement scorecard", we evaluate the different projects systematically.

Within our area of influence, we therefore aim to contribute to improving the quality of life. In 2007, Group companies devoted a total of CHF 47.9 million on community initiatives, with the aim of creating real value.

An example is the construction of affordable housing in emerging markets, which is often absent. Holcim is involved in these types of projects particularly in Latin America and Asia, where it works closely with local partners, who have a knowledge of local conditions. Examples in Colombia and Sri Lanka show that such partnership projects create real value for the target groups and help to reinforce Holcim's reputation.

Stakeholder engagement is important to Holcim. Recognizing changing needs and understanding expectations help us to further strengthen the respect and trust that we have built up for our company.

Holcim Awards and Holcim Forum well established

The Holcim Foundation was set up in 2003 with the aim of promoting sustainable construction worldwide. It organizes a global competition in a three-year cycle. Over the same period of time, an academic forum is organized on one aspect of sustainability. The second forum was held in 2007 in Shanghai and was devoted to the question of how cities in the 21st century could develop sustainable solutions to their enormous growth. More than 250 experts from 40 countries took part in this event, and the key conclusions were then published in print. The foundation also makes contributions to scientific research and sustainable building projects, and has enabled a chair in sustainable construction at the Swiss Federal Institute of Technology in Zurich.

The closing date for entries for the second competition cycle is the end of February 2008. Subsequently, the five regional winners are chosen. The global prize is awarded in May 2009.

New sustainability report to be published in 2008

In accordance with Global Reporting Initiative guidelines, Holcim is to publish its fourth sustainability report in 2008. This report will contain information on the Group's economic, environmental and social commitments and related challenges. It is also a progress report highlighting key actions taken in support of the UN Global Compact's ten principles, to which the Group subscribes.

Human resources

Holcim creates the right working environment to motivate staff and attaches importance to all-round people development through targeted basic and continuing training. Career and succession planning are part of our successful human resources management.

Values applied in practice lead to results
Our mission statement, our vision and our practiced values, backed by the commitment of our staff, form the basis on which our success is founded, but they also describe what can be expected of the company. Holcim's values are summed up in its motto "Strength. Performance. Passion.". Holcim aspires to be a solid, dependable partner, which calls for staff with integrity and competence.

Creating value and living up to Holcim's principles means acting accordingly in our day-to-day business operations. In 2006, Holcim introduced a program to anchor its values more firmly in the Group. This is a leadership task that is supported by targeted internal communications and by the integration of these values in a wide range of HR and training activities. To gauge how firmly anchored Holcim's values are, global employee surveys are conducted to establish how well staff understand the company's values and how they apply them in their actions. The surveys results in clear recommendations on areas where there is room for improvement.

Holcim's commitment to training and learning is crucial for success
Holcim has long-standing experience of and true commitment to training and learning. For example, we have run central technical courses in Switzerland for decades. These were originally aimed at improving manufacturing performance throughout the whole Group. In 1995, we implemented the concept of the faster learning organization across all levels,

Group employees by segments[1]	2007	2006	2005	2004	2003
Cement[2]	57,671	57,878	34,543	32,846	32,590
Aggregates	7,000	7,136	6,542	3,271	3,372
Other construction materials and services	24,567	23,724	18,750	10,739	12,221
Corporate	126	45	66	53	37
Total Group	**89,364**	**88,783**	**59,901**	**46,909**	**48,220**

Group employees by region	2007	2006	2005	2004	2003
Europe	22,905	22,006	20,458	14,980	15,365
North America	11,190	11,268	10,393	5,249	5,236
Latin America	13,409	12,234	10,904	10,676	10,278
Africa Middle East	2,795	5,218	5,318	4,621	4,472
Asia Pacific	38,133	37,212	12,045	10,644	12,118
Corporate	932	845	783	739	751
Total Group	**89,364**	**88,783**	**59,901**	**46,909**	**48,220**

[1] Holcim redefined its business areas following the acquisition of Aggregate Industries. These now consist of the product segments "Cement", "Aggregates" and "Other Construction Materials and Services". The year-earlier figures have been adjusted accordingly. The composition of the product segments is described on page 8.

[2] Including all other cementitious materials.

broadening our approach to training well beyond mere technical instruction.

Holcim recognized early that its leading position in the building materials sector was closely linked to leadership quality and employee motivation at all levels. If Holcim is to maintain leadership in the future, the Group must continually adapt to tomorrow's markets. This is where the concept of lifelong learning comes in. We started systematically to identify the skills needed both at Group level and within the Group companies and to gear training content accordingly. At Holcim, there is a learning environment in place today in which employees can adjust quickly to new conditions and also know what action to take. This is essential if we are to maintain and strengthen our leadership position in the industry.

A dual approach is key to faster learning. Employees should not only improve their expertise, but also their leadership competencies, because in a large organization such as Holcim they should be actively involved in shaping dynamic development processes.

Fostering broad-based technical expertise

The strength of the Group's performance depends on the technical competence of all employees. Holcim is therefore committed to training apprentices and experts at numerous locations, particularly in the technical field.

Because the demands of the workplace are constantly changing, we attach importance to continuous basic and advanced training on all levels. Under the heading of ongoing training for specialists, Holcim runs more than 100 customized training modules. Tailored to the specific technical knowledge of employees and their differing levels of training, these impart new experiences and working methods in shift operations.

Origin of senior managers

From Europe:	22 nationalities	39% of all senior management
From North America:	2 nationalities	15% of all senior management
From Latin America:	15 nationalities	20% of all senior management
From Africa Middle East:	6 nationalities	6% of all senior management
From Asia Pacific:	14 nationalities	20% of all senior management

Composition of senior managers

	Male	Female	Total	Percentage of women
Top management level	346	22	368	6%
Senior management level	1,683	167	1,850	9%
Middle management level	6,358	1,179	7,537	16%
Total	**8,387**	**1,368**	**9,755**	**14%**

Personnel expenses in 2007 by function and region

Million CHF	Production and distribution	Marketing and sales	Administration	Total
Europe	1,208	190	363	1,761
North America	985	88	192	1,265
Latin America	352	77	114	543
Africa Middle East	98	15	37	150
Asia Pacific	376	54	144	574
Corporate	49	26	190	265
Total Group	**3,068**	**450**	**1,040**	**4,558**

Strategy and leadership

Holcim has a clear strategy. To execute this strategy successfully, executives at Group companies need management skills as well as leadership competencies. Only the combination of both qualities enables leaders to provide the desired and committed performance and deliver the necessary results.

Training supports strategy implementation

Management skills and leadership competency deliver desired performance.



Holcim strategy
Execution
at Group company level
Management skills
Leadership competencies
Performance

Closer cooperation with business schools

For some years now, management training seminars have been successfully organized in cooperation with the University of St. Gallen and the Institute for Management Development (IMD) in Lausanne, both in Switzerland. In order to strengthen the "leadership competencies" training component, Holcim launched two new seminars at corporate level with the IMD in 2007 – the Leadership Seminar and the Senior Leadership Program. The courses held on the institute's campus round out the existing Holcim management training program considerably.

Management seminars with new priorities

The new management seminars are based on a model of defined leadership competencies expected by Holcim. The seminars are designed to leave participants better equipped to continually and successfully implement strategy together with their employees and to give them the tools needed to work on their personal development and to use in developing their team members.

The 14 Holcim leadership competencies



Holcim mission, vision, strategy and operational roadmap
Think the business
Strategic vision
Analysis and problem solving
Business and financial acumen
Act as a role model
Adapts and learns
Builds trust and confidence
Deliver results
Manages execution
Customer focus
Drives change and innovation
Leads for performance
Energize people
Communication
Engages and inspires
Develops human capital
Cultivates relationships and networks
Fosters teamwork and cooperation

The Group has produced a standard global definition of leadership competencies which specifies what is expected of management staff.

The management seminars are part of a longer-term curriculum. What happens before and after the individual courses is at least as important for the impact that the seminar will have.

After preliminary studies, course participants are required to complete a number of assignments directly related to their management tasks. They also undergo a "360° assessment" in which they receive feedback from their superiors, direct reports and selected peers. The focus is not just on assessing individual performance, but on gaining an insight into one's own development potential. Every participant prepares an individual plan on how to tackle their further development. After the seminar, participants are assisted by coaches for a period of 6 to 12 months to consolidate the skills and insights gained.

The current management and leadership programs at Group level are aimed at top, senior and selected middle managers of the Group.

A core curriculum for management education in Group companies has been developed for the remaining management population at middle and in particular at first line management level. Thus, the entire management population of Holcim today has the opportunity to consistently improve their management and leadership skills.

The Holcim management training system

	Target group	Event	Objectives
Holcim executive education corporate level	Top and senior management (approximately 1,500 executives)	Senior Leadership Program	Translate strategy into personal action using behavioral levers; shape organizational capabilities and culture as well as personal competencies by understanding oneself and one's leadership style
		Senior Management Program	Advanced understanding of an integrated management approach comprising strategy, finance, leadership and sustainable development
	Senior and middle management (approximately 5,000 executives)	Leadership Seminar	Improve operational performance by developing personal competencies to lead own function and to cooperate with other functions; understanding oneself and one's leadership style
		Management Seminar	Understanding of fundamentals of six key learning areas (strategy, finance, leadership, marketing, manufacturing and sustainable development)
Local education	Middle and first line management (approximately 15,000 executives)	Core Curriculum for Management Education	Management basics and managing oneself and others

Over the last three years, more than 1,300 top, senior and middle managers have attended executive training. 16 programs currently take place each year.

Holcim strengthens leadership qualities Group-wide
We endeavor to successively develop management successors. This enables us to give preference to people from within the organization in around eighty percent of all appointments to senior and top management positions. Holcim has a selection process in place specifically designed to provide the numbers of suitably trained and experienced leaders needed to meet succession planning requirements. Line managers assume a mentoring role to ensure that the development plans of people participating in these programs are implemented successfully.

Hundreds of successor candidates have now gone through this development process, which also has real benefits for line managers.

Some 20 percent of our appointments to senior and top management positions are currently filled with people recruited externally. Holcim is doing its utmost to ensure that the Group retains its position as an attractive employer. At present, we are mainly seeking engineers and other technical specialists with proven professional track records. What speaks for us is that we can offer both young graduates and experienced professionals exciting opportunities to build careers that could take them anywhere in the world and could involve a range of different professional roles. Holcim's genuine respect for the environment and for the communities where we operate is a good reason why people like working for us and why we are an attractive employer in the job market.

Holcim also employs systematic programs to facilitate international transfers and increase the mobility of our employees.

Commitment to performance
A key element of Holcim's culture is delivering what is promised. To emphasize our credo, we apply a process called "Dialogue". As well as enabling systematic discussions with team members, this is also a tool for anchoring Group targets cascade-style throughout the organization by means of personal objectives.

In a recent comparative survey covering similar companies, it was found that our employees showed an exceptionally high degree of identification with Holcim's objectives and had a good understanding of their role in achieving those objectives.

The "Dialogue" process always involves supervisors approving individual employees' personal objectives. However, supervisors are also required to coach their team members on how best to achieve their objectives.

These conversations involve first formulating objectives and later analyzing results. At the same time, they also highlight employees' personal strengths and address opportunities for improvements in both leadership competencies and professional skills.

This process helps the organization as a whole to enhance its performance and ensures that employees are aware of their professional development opportunities and the next steps in the development process.

The variable performance compensation scheme for the Group's top 700 executives has been geared further toward ensuring that they all focus on company objectives in their work. In many countries, further performance-based remuneration schemes are in place for different employee groups.



Kevin Cove
Technical Coordinator

John Cooper
Mechanical Manager

Ken Walden
EIC Manager

Safety first!



Phil Morony
Construction Manager

Rudy Blum
Project Manager

Jaime Tervino
Engineering Manager

Valentino Serrano
Civil Manager

Group
- ▫ Cement plant
- ■ Capacity expansion
- △ Grinding plant/Cement terminal
- ▲ Capacity expansion
- ○ Aggregates
- ● Capacity expansion

Participation
- □ Cement plant
- o Aggregates


New aggregates plant in Kirchberg (Switzerland)


Plant expansion in Campulung (Romania)

Strong growth

above all in southeastern Europe and Russia

Europe's economy sees further growth

The strong global economic environment provided a strong stimulus for the European economy in 2007. In western Europe, output increased in all Group countries, although there was a slowdown in growth in some markets in the second half of the year. In eastern and southeastern Europe, steadily increasing foreign direct investment and subsidies of the European Union led to strong demand. Romania and Bulgaria in particular benefited as new member states of the European Union. Russia and Azerbaijan developed rigorously.

Good capacity utilization in the construction sector

The construction sector benefited from the robust state of the economy. In France, demand for construction materials increased significantly due to government programs to promote affordable housing and further investment in transport infrastructure. In the UK too, public-sector house building projects and the commercial and industrial sector were responsible for higher capacity utilization. However, there were western European countries, which saw construction activity decline in comparison with the previous year. Some signs of market saturation were apparent in northern Italy. Spain witnessed a slowdown in residential construction. In contrast, with a few exceptions, construction volumes in eastern and southeastern Europe increased sharply, with measures to expand transport infrastructure accounting for the lion's share. More building materials were also required for residential construction – for new buildings and major renovation projects. New shopping centers, office buildings and hotels dominated construction activity in almost all regional urban centers. Additional impetus was generated by major projects such as the expansion of the subway systems of Budapest and Sofia, the construction of car factories and power plants in the Czech Republic and tourism projects in Bulgaria. In Russia and Azerbaijan, pent-up demand for housing and infrastructure strengthened construction activity.

Higher cement demand – above all in southeastern Europe

The consolidated cement deliveries in Europe differed from region to region and at 34.3 million tonnes once again reached a very high level, especially in southeastern Europe, Russia and Azerbaijan.

Holcim France Benelux achieved an increase in volumes in all segments due to consistently positive orders in northern France and the expansion of the TGV train line between the Rhine and the Rhone.

In Germany, private residential construction activity was dampened by the end of both investment grants and tax incentives. The increase in VAT also had a negative impact on cement deliveries. However, Holcim Germany was able to lift its sales volumes due to rising cement exports to Russia. In southern Germany, prospering industrial construction boosted sales of the local Group company. Stronger vertical integration in Hamburg and Stuttgart led to a marked increase in volumes of ready-mix concrete.

Consolidated key figures Europe	2007	2006	±%
Production capacity cement in million t	48.9	46.9	+4.3
Cement and grinding plants	41	40	
Aggregates plants	256	246	
Ready-mix concrete plants	559	510	
Asphalt plants	94	65	
Sales of cement in million t	34.3	32.9	+4.3
Sales of mineral components in million t	2.4	2.2	+9.1
Sales of aggregates in million t	108.8	95.4	+14.0
Sales of ready-mix concrete in million m^3	19.8	20.0	−1.0
Sales of asphalt in million t	6.8	6.0	+13.3
Net sales in million CHF	10,401	8,673	+19.9
Operating EBITDA in million CHF	2,399	1,966	+22.0
Operating EBITDA margin in %	23.1	22.7	
Personnel	22,905	22,006	+4.1

Holcim Switzerland reported a decline in cement sales with major expressway projects near Zurich approaching completion and because of delays in the allocation of contracts for the Gotthard rail tunnel. In northern Italy, Holcim was affected by the generally weaker state of the market; only deliveries in the ready-mix concrete business could be increased. In Spain, after several years of booming construction activity, the decline in residential construction led to considerable falls in sales in the aggregates and ready-mix concrete sectors. In the case of cement, the decline was significantly lower, because less cement was imported.

Most Group companies in eastern and southeastern Europe increased their deliveries of cement and in many places, volumes of aggregates rose as well. Sales of ready-mix concrete were lifted everywhere. In the cement segment, the Group companies in Romania and Bulgaria reported the largest percentage volume increases, while Russia and Azerbaijan also saw a substantial increase. Domestic shipments developed well in Croatia. In Hungary, sales were dampened by the government's cost-cutting drive and sustained strong import pressure, whereas the Czech Republic saw a gratifying rise in sales in all segments.

Integration of Foster Yeoman strengthens aggregates business

Consolidated aggregates volumes in Group region Europe increased by a marked 14 percent to 108.8 million tonnes. This encouraging development was mainly due to the fact that this was the first full-year consolidation of Foster Yeoman, which has attractive quarries and asphalt operations and was taken over by Aggregate Industries UK in September 2006. Even after factoring out this acquisition, Aggregate Industries UK recorded higher sales of aggregates and ready-mix concrete. The increase in production capacity utilization was due to major deliveries for the expansion of Heathrow Airport and rising demand for crushed stone in the south of England. Sales of ready-mix concrete benefited from brisk construction activity in the Greater London area. Asphalt volumes declined slightly as a result of market conditions.

Sales of ready-mix concrete of Holcim France Benelux especially benefited from the construction of new wind farms and a new leisure park in Picardy. Holcim Germany also sold more ready-mix concrete and the Group companies in eastern and southeastern Europe posted significant volume increases in this sector. This almost compensated for the lower sales of ready-mix concrete in Spain and Switzerland. On balance, consolidated sales of ready-mix concrete in Group region Europe declined by 1 percent to 19.8 million cubic meters.

Holcim Trading achieved new record volumes

Despite massive increases in freight rates and more difficult market conditions, Madrid-based Holcim Trading further expanded its leading global position in the international trading of cement, clinker and cementitious materials. At 25 million tonnes (2006: 22.8), the volume traded with Group companies and third parties rose to a new record. Higher energy costs led to a limited volume of petcoke available on the market, but due to strategic partnerships with oil refineries and resellers, Holcim Trading was still able to provide Group companies with a steady supply of this important fuel.

Higher operating result

Almost all Group companies improved their financial results. The key factors were higher operating efficiency, overall stable sales development and the predominantly positive price environment.

Worthy of particular mention are the good results achieved by Holcim France Benelux and Aggregate Industries UK. Due to rising cement prices and increasing export volumes, Holcim Germany was also able to increase its operating performance. The Group companies in eastern and southeastern Europe posted substantially better results, led by Holcim Romania and Holcim Bulgaria. In Russia and Azerbaijan, the Group companies achieved a remarkable increase in operating profit.

Operating EBITDA rose by 22 percent to CHF 2,399 million in Group region Europe, while internal operating EBITDA growth was 11.5 percent.

Targeted capacity expansion
In Group region Europe, efforts continued to cut costs and boost efficiency. The production base is being systematically aligned to future market needs.

Aggregate Industries UK took over full ownership of Halsvik Aggregates, which runs an important quarry operation on the Norwegian coast. This move will enable Aggregate Industries UK to strengthen its leading position in exports of aggregates to major centers of consumption along the North Sea and Baltic coasts. Close logistics with the Scottish quarry Glensanda also facilitates further optimization of supplies to the markets of northern Europe. Holcim France Benelux has started construction work on the strategically important cement grinding station in Rouen (France). The plant has also a loading facility on the River Seine and will assure low-cost supplies for the Greater Paris area during the course of 2009.

Following extensive expansion of capacity, additional production volumes will be in place during the current year at Bulgarian cement plant Beli Izvor, and 2008 will see the commissioning of Romania's largest kiln line in Campulung. Holcim Serbia is planning a modernization of cement capacity at the Novi Popovac site. Work on a project designed to double output to 2.1 million tonnes of cement per year is also in full swing at the Shurovo plant in Russia, which supplies cement for the Greater Moscow area. In addition, Holcim has opened and acquired a number of ready-mix concrete and aggregates facilities in eastern and southeastern Europe.

Rising use of alternative fuels
The majority of Group companies have stepped up the use of alternative fuels in clinker production, thus achieving improvements in terms of both operating costs and the environmental impact.

With the expansion of cement production at the plant sites in Eclépens and Siggenthal, Holcim Switzerland has upgraded its processing capacity for alternative fuels. Holcim Germany has increased its use of shredded domestic and commercial waste such as cardboard, textiles and plastics. Modified kiln feeding facilities and additional processing platforms for alternative fuels also allowed an increased use of solid or liquid recyclable materials at other Group sites. In many places, activities for the sustainable and efficient recycling of waste materials were anchored in the market under the new Geocycle brand.

Composite cements expand range
As part of the drive to broaden their product offerings, many Group companies have expanded their range of composite cements. Holcim France Benelux launched such new cements, and Holcim Germany also took advantage of the expansion of processing capacity for granulated blast furnace slag to optimize its range with the introduction of the two new brands Holcim Universal for the do-it-yourself market and Holcim Aqua 4 – a special binder for port installations.

The Group companies generally made greater use of granulated blast furnace slag, fly ash and other alternative raw materials in cement production. At the Dotternhausen site in southern Germany, grinding capacity for oil shale-based composite cements was increased. Garadagh Cement has successfully completed industrial-scale testing of the use of high-quality limestone as an additive and Holcim Hungary has increased the proportion of Pozzolan in its cement. The use of mineral components allows a reduction in the clinker factor in these types of cement and a decrease in the quantity of CO_2 emitted per tonne of cement.

Positive outlook for Europe
Holcim is assuming that the European economy will perform positively overall in 2008. The continuing buoyant construction activity in eastern and southeastern Europe as well as in Russia and Azerbaijan should compensate for the slight decline in demand in some western European countries. For Group region Europe as a whole, Holcim is expecting stable sales figures and better operating margins.


New cement plant in Ste. Genevieve (USA)

Group

- Cement plant
- Capacity expansion
- Grinding plant/Cement terminal
- Aggregates

Buyout of minority shareholders in Canada opens new potential

2007 sees economic data weaken

The US economy achieved growth of over 2 percent in 2007, with the second half seeing a slowdown in the economy due to the credit crisis. Canada saw a solid development overall. With a rise of around 3 percent, GDP growth matched the previous year's level.

Construction activity hit by decline in house building

In the US, sales of new single-family homes slumped to a twelve-year low and the supply overhang increased markedly, prompting a significantly weaker house building activity. However, this was somewhat offset by the higher order volume resulting from the government's multiannual infrastructure plan. Growth was less pronounced in commercial and industrial construction activity. On balance, though, US investment in construction was down on the previous year, and cement consumption decreased by 6.8 percent to 118 million tonnes. Imports of clinker and cement were considerably reduced, declining by over 30 percent, although at just under 25 million tonnes imports still reached a respectable level.

In Canada, the construction sector gained momentum in Ontario and Quebec in the second half of the year – the markets of relevance to Holcim. Investment focused on expansion of transport and utility infrastructure and on the construction of schools and hospitals. The revival in demand in the residential construction sector was driven mainly by apartment houses, while construction activity in the single-family homes segment made little headway. Canadian cement consumption increased by 2 percent to 9.8 million tonnes.

Record production in North America

Business conditions for the Group companies were adversely affected by a lack of investment in the residential construction sector and by unfavorable weather conditions for construction operations in some regions.

Sales volumes of Holcim US suffered major setbacks in the Mid-West and in the catchment areas of the Mississippi and Missouri Rivers. As a result, lower-margin cement imports virtually ceased. Sales in the southwest of the country followed a positive trend. Due to the high availability of US production facilities, Holcim US saw cement production reach record volumes. The main plants which contributed to this were Holly Hill, Clarksville and Dundee.

St. Lawrence Cement's Canadian cement sales remained at a high level. In the province of Quebec, deliveries increased in almost all demand segments in the second half of the year. Higher volumes of building materials were generated in particular by major commercial construction projects such as the Bell Towers in Montreal and cement-intensive construction phases in a number of dam building and

Consolidated key figures North America	**2007**	**2006**	**±%**
Production capacity cement in million t	22.3	22.1	+0.9
Cement and grinding plants	19	20	
Aggregates plants	113	113	
Ready-mix concrete plants	178	166	
Asphalt plants	55	53	
Sales of cement in million t	16.4	17.7	–7.3
Sales of mineral components in million t	2.3	2.4	–4.2
Sales of aggregates in million t	56.9	65.1	–12.6
Sales of ready-mix concrete in million m^3	7.3	7.0	+4.3
Sales of asphalt in million t	8.0	9.3	–14.0
Net sales in million CHF	5,365	5,520	–2.8
Operating EBITDA in million CHF	999	1,033	–3.3
Operating EBITDA margin in %	18.6	18.7	
Personnel	11,190	11,268	–0.7

power plant projects. In the northeastern US – this Group company's second major sales area – delivery volumes decreased in line with the general market development.

Consolidated cement sales in North America decreased by 7.3 percent to 16.4 million tonnes.

Acquisitions support ready-mix concrete business

Aggregate Industries US did not escape the impact of the more difficult market conditions and recorded falls in volumes of aggregates in all market regions. Ready-mix concrete sales were particularly affected by the sharp fall in volumes in the Mid-West and only achieved moderate growth due to new consolidations. Worthy of particular mention is the first-time full-year inclusion of Meyer Material's sales of aggregates and ready-mix concrete. The company's sales territory covers Chicago and part of the State of Wisconsin. In the asphalt business, market trends differed from region to region. Sales were down in the northwest and due to the disposal of two asphalt plants also in the southwest of the country. However, Aggregate Industries US was able to make gains in the Central and Mid-Atlantic regions.

In Canada, St. Lawrence Cement recorded an increase in sales of aggregates and ready-mix concrete due to deliveries to major infrastructure projects. One example is the expansion of Queen Elizabeth Way in St. Catherines in Ontario, which involves widening an important transport axis to six lanes and the reconstruction of seven bridges. In Toronto, work began on a further stage in the expansion of Pearson International Airport. St. Lawrence Cement was awarded the tender for significant deliveries of ready-mix concrete.

In the aggregates segment, the increase in sales in Canada and the first full-year consolidation of the volumes of Meyer Material were not sufficient to compensate for the falloff in demand in the US. The result was a decline by 12.6 percent to 56.9 million tonnes. By contrast, due to acquisitions, consolidated sales of ready-mix concrete rose by 4.3 percent to 7.3 million cubic meters.

Holcim buys out minority interests in St. Lawrence Cement

In May 2007, Holcim made an offer to the minority shareholders of St. Lawrence Cement. The transaction, which was unanimously endorsed by the Board of Directors of this Group company, was successfully completed with the acquisition of all outstanding stocks and on August 13, the share was delisted from the Toronto Stock Exchange.

With a view to optimizing the Group's long-term positioning in the North American market, Holcim decided that from the beginning of 2008 St. Lawrence Cement would concentrate on the Canadian market while its activities in the northeastern US would be integrated into Holcim US. Holcim is convinced that this restructuring measure will lead to an improvement in customer relations and market development, and generate cost savings.

Stable earnings in North America

Due to productivity gains, high plant capacity utilization and good market prices, Holcim US succeeded in greatly limiting the impact of a decline in demand and a rise in energy costs.

St. Lawrence Cement too, almost matched its good previous-year's results, benefiting from better terms of sale and from an increase in high-margin construction services. However, its financial performance was affected by one-off restructuring costs in connection with the reorganization of cross-border marketing between the Canadian Group company and Holcim US.

Aggregate Industries US reported weaker results, but good prices, cost-cutting programs and the temporary mothballing of plant capacity meant that the decline in operating EBITDA was considerably less than the reduction in volumes.

In Group region North America, consolidated operating EBITDA declined by only 3.3 percent to CHF 999 million despite the weak US dollar. Internal operating EBITDA growth was slightly negative at –1.9 percent.

New cement plant taking shape

During the period under review, Holcim US recorded further milestones in the construction of the new cement plant at Ste. Genevieve on the Mississippi. All silo facilities have been erected, as has the pre-heater tower. As with all Holcim US operations, top priority is given to occupational health and safety. Due to a comprehensive system of safety measures, to date there have been no accidents to speak of.

With an annual capacity of 4 million tonnes of cement, the plant, which is scheduled to come on stream in the second half of 2009, will enable Holcim US further to expand its leading market position along the entire Mississippi-Missouri River system up to the Great Lakes.

Closer customer focus

St. Lawrence Cement gained greater customer proximity in its core markets and took over several ready-mix concrete plants and a sand pit in the Greater Montreal area. Aggregate Industries US also strengthened its market presence with targeted acquisitions, including the purchase of several ready-mix concrete plants in South Carolina which give it a foothold in an attractive sales area.

Expanded production base for composite cements

Also the North American Group companies complied with their responsibilities toward the environment, the main focus being on increased use of alternative fuels and raw materials.

In 2007, virtually all plant locations of Holcim US and St. Lawrence Cement increased their capacity to utilize alternative energy sources. Holcim US's local recycling company expanded its range of services and introduced an integrated system for collecting old tires in Oklahoma. This sets new standards for the environmentally friendly disposal of combustible waste materials and guarantees supplies of such alternative energy sources for the Midlothian and Ada plants. There was also an increase in the use of petcoke in the combustion process. Encouraged by this positive experience, the authorities gave several sites in the US and Canada the go-ahead to expand their range of alternative energy sources.

In a pilot project, Aggregate Industries US converted 53 ready-mix trucks to run on bio fuel consisting mainly of animal fats and recycled cooking oil.

To meet the growing demand for composite cements, St. Lawrence Cement commissioned an additional grinding facility at the Canadian plant in Mississauga, more than doubling its production capacity for GranCem® products based on granulated blast furnace slag. Holcim US also increased its use of alternative raw materials. These measures will help achieve the objective of further reducing the clinker factor in cement and cutting CO_2 emissions per tonne of cement.

In 2007, St. Lawrence Cement completed its certification of all Demix Béton production plants to ISO 14001. Aggregate Industries US will also have all sites certified over the coming months; this process has already been successfully implemented at six ready-mix concrete plants of Meyer Material.

Real estate market affecting economic trend

In the US, the tight situation in the real estate market will affect conditions in the construction sector in 2008. Holcim is expecting positive stimuli from infrastructure projects. In Canada, the outlook for the construction sector remains sound and the market development should be stable in the two key provinces of Ontario and Quebec. All North American Group companies will continue with their cost-cutting and efficiency-enhancement programs. Overall, Holcim expects this Group region to generate solid results.



New ready-mix concrete plant in Quito (Ecuador)

Group
- ◻ Cement plant
- ■ Capacity expansion
- ▵ Grinding plant/Cement terminal
- ○ Aggregates

Participation
- ◻ Cement plant
- △ Grinding plant/Cement terminal
- ○ Aggregates

Production capacity systematically geared to future market growth

Good business conditions

2007 was a successful year for Latin America in economic terms. Robust domestic demand in particular led to brisk business activity. In several countries, the export industry benefited from continuing high world market prices for oil and other mineral commodities and from stronger demand for agricultural products. This led to a sharp rise in export revenues.

The highest increase rates were achieved in Argentina, where a presidential election was held last year, and in Colombia, followed by Panama, Costa Rica, Chile and Venezuela. Brazil also saw a marked acceleration in economic activity compared to the previous year. The Mexican economy likewise grew by more than 3 percent.

Rising demand for construction materials

The construction sector benefited from this favorable situation, with cement consumption increasing in all markets supplied by Holcim apart from El Salvador and Nicaragua.

In Mexico, growth in construction activity decreased as expected, following the previous year's election-related surge. Stimuli supporting the good capacity utilization in the building industry came from higher public sector investment in road building and energy supply systems. However, more funds were also made available for social housing. Private house building was boosted by lower interest rates, generally improved access to credit and a further sharp rise in remittances from Mexicans living abroad.

In Central America and the Caribbean, tourism projects, the expansion of port facilities and improvements in transport infrastructure led to higher cement volumes. A sharp rise in consumption was recorded in Colombia due to private and commercial construction projects. In Ecuador, demand for building materials once again exceeded the previous year's level. The revival in demand in Venezuela is mainly explained by social housing construction and continuing work on large-scale infrastructure projects. Other important factors included the expansion of the metro systems in Valencia and Caracas and the construction and refurbishment of sports stadiums.

In Brazil, the construction sector steadily gained momentum during the course of the year and there was a massive increase in cement consumption. Growth was driven by private and commercial construction activity. Various infrastructure projects generated additional stimuli. The Chilean construction sector benefited from road building. The construction of apartments, office buildings and service centers also provided for rising supply of building materials. In Argentina, the positive state of the construction sector was boosted by public sector contracts, particularly for road building. Demand for construction services also remained high in the commercial and agricultural sectors.

Cement sales exceed previous year's level

Consolidated deliveries of cement rose by 2.7 percent to 26.6 million tonnes, while sales of aggregates decreased by 1.6 percent to 12.5 million tonnes due to delays in road building projects in Quito and Rio de Janeiro. Volumes of ready-mix concrete grew by 5 percent to 10.6 million cubic meters.

Consolidated key figures Latin America	2007	2006	±%
Production capacity cement in million t	34.0	35.3	-3.7
Cement and grinding plants	29	27	
Aggregates plants	25	27	
Ready-mix concrete plants	233	229	
Sales of cement in million t	26.6	25.9	+2.7
Sales of aggregates in million t	12.5	12.7	-1.6
Sales of ready-mix concrete in million m^3	10.6	10.1	+5.0
Net sales in million CHF	4,010	3,675	+9.1
Operating EBITDA in million CHF	1,256	1,244	+1.0
Operating EBITDA margin in %	31.3	33.9	
Personnel	13,409	12,234	+9.6

In Mexico, despite new production capacity commissioned by competitors, Holcim Apasco sold virtually the same amount of cement as during the strong previous year. Exports also reached a substantial level. The increase in deliveries of ready-mix concrete is attributable to the expansion of energy supply infrastructure and local public transport services as well as to investments in tourist facilities on the Gulf of Mexico.

More cement was sold by the Group companies in Central America and the Caribbean. There was a substantial increase in volumes in Costa Rica, where the attractive investment climate benefited from the ratification of the free trade agreement with the US. Among the customers supplied by the Panama Group company are construction sites on the Pan-American Highway and projects for the construction of wind farms and hydroelectric power plants. Business was also encouraging for the associated companies, with sales of cement totaling 3.2 million tonnes. With the opening of an additional cement terminal in the Netherlands Antilles, Holcim has strengthened its regional distribution network.

In South America, increasing demand for building materials in Colombia and Ecuador led to higher cement and ready-mix concrete volumes for both Group companies. Holcim Venezuela also increased cement deliveries and decided to stop exports of clinker and cement in response to strong domestic demand. Production of aggregates had to be temporarily curtailed, which also limited growth in volumes of ready-mix concrete. Holcim Brazil sold significantly more cement and ready-mix concrete. For the first time in around two years, cement prices rose slightly, but the price increases starting in the second half of the year still did not reach satisfactory levels. Cemento Polpaico in Chile posted higher sales of cement due to the perceptible market recovery in the second half of the year. In Argentina too, Minetti once again reported strong growth; in addition, ready-mix concrete deliveries rose markedly supported by acquisitions.

Solid operating result

The operating EBITDA of Group region Latin America rose by 4.7 percent in local currency terms and in Swiss franc showed a slight increase by 1 percent to CHF 1,256 million. Internal operating EBITDA growth reached 4.7 percent.

At Holcim Apasco, a sharp rise in electricity and energy costs was partially offset by an increase in the use of alternative fuels. The company achieved better ready-mix concrete prices.

Holcim Costa Rica as well as the companies in Central America and the Caribbean posted higher revenues.

In Colombia, the strong increase in sales across all segments led to a substantial rise in operating results and Holcim Ecuador's contribution to results exceeded the previous year's record. Performance of Holcim Brazil was supported by higher delivery volumes and again better prices in the second half of the year. Despite extensive operational cost-cutting measures, Minetti's operating result was affected by a further sharp rise in raw material and energy prices. Cemento Polpaico posted a good financial result, but failed to match the previous year's excellent level.

New cement plant in Mexico

Group region Latin America once again invested substantial funds in plant efficiency and streamlining costs. Production capacity is being systematically geared to future market growth.

In Mexico, decision has be taken to build a new cement plant with an annual capacity of 1.6 million tonnes of cement near Hermosillo in the northwest of the country. From 2010, the new plant will optimally complement the existing production network in Mexico and will position Holcim Apasco even better in this market region.

In Central America, Group company Cemento de El Salvador will substantially expand clinker capacity at the Maya plant until 2009. To keep up with growth in demand, grinding capacity will be considerably expanded in Panama.

In response to rising demand, Holcim Brazil resumed production at the former Sorocaba grinding plant near São Paulo. As part of a multiannual investment program, the Group company is also increasing capacity at the Pedro Leopoldo and Barroso plants. Furthermore, project planning work has been intensified for the construction of additional production facilities. At the Malagueño site in Argentina, a kiln line shut down during the economic crisis is undergoing extensive modernization work.

Growing use of alternative fuels

One focus of investment activity was the setting-up of additional storage and manufacturing capacity for the use of alternative energy sources and raw materials.

Several Group companies modified their kiln firing systems in 2007. Holcim Venezuela has eco-friendly processes in place to use higher volumes of old tires. In Colombia and Ecuador too, Holcim is utilizing more solid and liquid recyclable materials in combustion. Cemento Polpaico signed a multiannual purchase agreement for petcoke with the national oil company. In Argentina, the commissioning of a new grinding station for petcoke will enable Minetti to substantially reduce energy costs.

Numerous Group companies intensified their partnerships with GTZ, the German Technical Cooperation. Holcim Costa Rica prepared a nationwide quantitative inventory of household and commercial waste. In cooperation with GTZ, the company is examining the possibility of using such materials in cement kilns. Cemento de El Salvador actively cooperated in the preparation of new legislation to improve emissions safeguards.

The use of alternative raw materials was stepped up. Holcim Apasco made increasing use of pozzolans in cement grinding operations at the Acapulco and Macuspana sites. In Brazil, the proportion of sales of composite cements based on granulated blast furnace slag increased sharply. Sales of these cements, which contain less clinker and therefore produce lower CO_2 emissions, also increased significantly in Nicaragua, Venezuela, Argentina and Chile.

All companies systematically continued working on projects to reduce emissions. Dust filter systems were replaced by state-of-the-art units as planned. Holcim Apasco invested in improving noise protection at several plant sites.

Positive earnings outlook in Latin America

Domestic demand for cement in the individual countries of Latin America is expected to remain attractive. The construction sector should derive stimuli from both residential building and infrastructural expansion. Holcim is expecting a slight acceleration in growth in Mexico and the construction sector should continue to revive in Central America. We also anticipate further economic expansion in South America and expect the upturn in Brazil in particular to continue. Holcim is once again looking to Group region Latin America to attain solid sales volumes and higher operating results.


Group
Cement plant
Grinding plant/Cement terminal
Aggregates
Participation
Cement plant
Grinding plant/Cement terminal
Capacity expansion
Aggregates

High capacity utilization rates and impressive results

Robust economic conditions
Group region Africa Middle East enjoyed once again favorable economic conditions. Business activity in the individual Group countries was strongly influenced by local factors.

Morocco and Egypt benefited from robust domestic demand and experienced dynamic growth. Lebanon held its own in an environment that remained difficult. There was a revival in economic activity on the West African coast and economic conditions in the Indian Ocean region picked up, particularly in Madagascar. South Africa remained on track for solid growth.

Significantly higher cement demand
In many places, the construction sector was one of the pillars of economic development.

In Morocco, construction of social housing in densely populated major urban centers led to rising cement consumption. At present, several tens of thousands of homes are under construction in the three new satellite cities of Tamesna, Tamensourt and Ibn Batouta. In addition, the expansion of the road and rail network and the construction of tourist facilities on the Atlantic coast are supporting demand for building materials.

In Egypt, higher purchasing power stimulated both private house building and commercial and industrial construction projects. More cement was also required for major road projects and the country's industrial expansion, particularly in the natural gas processing sector.

In Lebanon, progress on reconstruction was sluggish and construction activity remained low.

In South Africa, the construction sector benefited from major pent-up demand in all sectors of the economy.

Volume increases in all markets
The good underlying economic mood had a more than positive impact on the construction sector and all Group companies increased their sales of cement.

Holcim Morocco took advantage of the robust state of the domestic market. Sales of aggregates were almost on a par with previous year's high level and processing capacity was very well utilized. In the case of ready-mix concrete, the port expansion in Tangier and increased vertical integration in Rabat and Casablanca led to higher delivery volumes.

Thanks to brisk construction activity in the Greater Cairo area, Egyptian Cement posted a new record for sales of cement. Despite the export levy in place since spring 2007, cement and clinker exports reached impressive levels.

Holcim Lebanon benefited from booming demand for cement in adjoining neighboring countries. Clinker exports were supported by the expansion of the grinding station in northern Cyprus.

Consolidated key figures Africa Middle East[1]	2007	2006	±%
Production capacity cement in million t	13.9	17.7	–21.5
Cement and grinding plants	13	17	
Aggregates plants	3	21	
Ready-mix concrete plants	20	56	
Sales of cement in million t	14.5	15.3	–5.2
Sales of mineral components in million t	0.2	0.8	–75.0
Sales of aggregates in million t	5.7	11.2	–49.1
Sales of ready-mix concrete in million m^3	1.7	2.5	–32.0
Net sales in million CHF	1,831	2,086	–12.2
Operating EBITDA in million CHF	653	692	–5.6
Operating EBITDA margin in %	35.7	33.2	
Personnel	2,795	5,218	–46.4

[1] Since June 5, 2007, excluding Holcim South Africa.

The Group companies in the Indian Ocean area enjoyed dynamic sales. Road and housing construction in La Réunion resulted in higher sales of cement and ready-mix concrete. The construction of resort complexes in Mauritius and an improvement of the Madagascan market boosted sales of building materials for the local Group companies.

Holcim South Africa increased its sales significantly across all segments.

Sale of majority stake in Holcim South Africa

In 2007, the Group sold the majority of its shareholding in Holcim South Africa under a Black Economic Empowerment (BEE) transaction. This enables the company to maintain its position as a leading supplier of construction materials. Holcim retains a 15 percent stake in the company, now renamed AfriSam, and will continue to provide technical support.

Since June 5, 2007, the South African company is no longer consolidated at the Holcim Group level. As a result, cement sales in Group region Africa Middle East declined by 5.2 percent to 14.5 million tonnes. For the same reason, deliveries of aggregates also fell by 49.1 percent to 5.7 million tonnes, and sales of ready-mix concrete dropped by 32 percent to 1.7 million cubic meters.

However, on a like-for-like basis, cement sales rose by 13.7 percent, aggregates volumes by 0.9 percent and ready-mix concrete by 12 percent.

Good performance

All Group companies achieved better financial results. Due to the deconsolidation of Holcim South Africa, the operating EBITDA of Group region Africa Middle East declined by 5.6 percent to CHF 653 million compared with the previous year.

Like-for-like, the Group reported a remarkable internal operating EBITDA growth of 25.1 percent. This confirms the robust state of the market and the good market positioning of the Group companies.

Due to rising sales prices and larger delivery volumes, Egyptian Cement markedly improved its financial performance. Holcim Morocco also recorded a significantly higher result as did Holcim Lebanon. The results of the West African group of countries were substantially better than the previous year, as were those of Holcim Outre-Mer.

Targeted capacity expansion

In July 2007, Holcim Morocco began clinker production at the Settat plant. The new facility has an annual capacity of 1.7 million tonnes of cement and supplies the important market area of Casablanca. The increase in capacity marks the end of a program spanning several years to modernize and expand the industrial base in Morocco. In conjunction with the earlier expanded Oujda and Fez facilities, the new cement plant will enable the company to optimally meet Morocco's growing demand.

In Abu Dhabi, Holcim Trading, in a joint venture with local partners, will soon commission a cement grinding station with an annual capacity of over 2 million tonnes. The company is well positioned in the attractive building materials market of the United Arab Emirates.

Systematic pursuit of sustainable development

The Group companies have taken various measures to increase their environmental efficiency. Their efforts have been focused on the increased use of alternative fuels and raw materials and on targeted projects to cut emissions.

Holcim Morocco has significantly increased the use of old tires as alternative fuel at the Ras El Ma and Oujda plants and during the current financial year, additional processing capacity for liquid recyclable materials will be available near Casablanca. Numerous industrial partnerships have been concluded, which are intended to guarantee adequate security of supplies. Holcim Outre-Mer and Holcim Lebanon are making increasing use of waste oil in the combustion process.

The clinker factor in cement has also been reduced in this Group region. Production of composite fly ash-based cements is starting in La Réunion and the Moroccan plants are also increasingly using this mineral component. Pozzolans are as well being added in cement production at both the Oujda and the Fez plants. The majority of Group companies invested in more efficient filter systems and noise absorption devices. Egyptian Cement is now able to recycle all the clinker dust it produces.

Favorable growth opportunities

Economic developments in Group region Africa Middle East are likely to be favorable in 2008. We anticipate robust growth in Morocco. A more stable situation should also lead to better sales opportunities for the Group companies in Lebanon and West Africa. In the Indian Ocean, the outlook remains positive. After factoring out changes in the scope of consolidation, we should see a renewed increase in delivery volumes and operating results.



Capacity expansion in Bhatapara (India)

Group
- Cement plant
- Capacity expansion
- Grinding plant/Cement terminal
- Capacity expansion
- Aggregates

Participation
- Cement plant
- Grinding plant/Cement terminal

Results significantly higher and capacity selectively expanded

Economy on track for expansion
Group region Asia Pacific showed an impressive pace of growth during the year under review. India and Vietnam experienced very dynamic developments and the upturn also continued in Sri Lanka, Singapore and the Philippines. After getting off to a subdued start, the Indonesian economy recovered across a broad front. In Thailand, business activity throughout the country was depressed by the political situation, although production output was still up on the previous year. Australia and New Zealand recorded respectable growth rates amid sustained robust domestic and export demand.

Robust demand for building materials
Construction activity was strong and cement consumption rose in virtually all markets. Housing shortages in major cities and infrastructure expansion linked to population growth ensured high construction volumes. Particularly in India, Bangladesh, Vietnam, the Philippines and Indonesia, the huge demand for renewal and major pent-up demand led to better capacity utilization in the construction sector.

Many large-scale projects are under way in this region – for example the construction of the Mukterpur bridge in Bangladesh, which will provide a better link between the capital and the interior. In Vietnam, the country's accession to the World Trade Organization led to a marked increase in foreign investment. The construction of hotels and industrial complexes and the modernization of water supply systems in many regional centers stimulated construction activity.

Higher delivery volumes
Cement sales in Group region Asia Pacific rose by 18 percent to 64.9 million tonnes. This volume growth was attributable to the first full-year consolidation of the deliveries made by the two Indian Group companies. With the exception of Holcim Malaysia – where cement sales decreased because of the severe monsoon – all Group companies recorded higher sales. Ambuja Cements and ACC increased their deliveries markedly. Production was running at full capacity, assuring supplies to the market nationwide despite signs of shortages. The Group companies in Sri Lanka and Bangladesh also achieved larger sales volumes. Holcim Vietnam too, substantially increased its cement output. Only in Thailand, domestic shipments of cement declined, but due to rising clinker and cement exports Siam City Cement nonetheless achieved higher sales.

Holcim recorded a sharp volume increase in Indonesia and the Philippines. Both Group companies benefited from the significant improvement in orders in the residential and commercial construction sectors. There were also more funds available for infrastructure projects. Indonesia witnessed a rise in investment in the expansion of oil refineries and liquid gas plants. In the Philippines, strong demand for extra office space to accommodate the emerging outsourcing industry led to higher delivery volumes. Both Group companies also exported significant quantities.

Consolidated key figures Asia Pacific	2007	2006	±%
Production capacity cement in million t	78.7	75.8	+3.8
Cement and grinding plants	49	48	
Aggregates plants	8	5	
Ready-mix concrete plants	115	101	
Sales of cement in million t	64.9	55.0	+18.0
Sales of mineral components in million t	0.6	0.6	–
Sales of aggregates in million t	4.0	3.2	+25.0
Sales of ready-mix concrete in million m³	5.8	4.6	+26.1
Net sales in million CHF	6,292	4,745	+32.6
Operating EBITDA in million CHF	1,844	1,366	+35.0
Operating EBITDA margin in %	29.3	28.8	
Personnel	38,133	37,212	+2.5

Cement Australia saw a rise in cement volumes particularly in Queensland. New office buildings, shopping centers and warehouses as well as expansion projects in the mining and infrastructure sectors largely compensated for the decline in sales in the residential construction sector. In New Zealand, clinker production at the Westport plant reached a historic peak helping to meet the increased demand due to higher investment in healthcare and education.

Consolidated sales of aggregates increased by 25 percent to 4 million tonnes. The marked rise is mainly attributable to new aggregates plants in Thailand and the solid market development in Indonesia. Sales of ready-mix concrete increased by 26.1 percent to 5.8 million cubic meters, reflecting the stronger market presence in Singapore and other important regional metropolises. Ready-mix concrete volumes improved in Bangkok, particularly along the new sky train lines.

Marked improvement in results

Consolidated operating EBITDA increased by 35 percent to CHF 1,844 million, while internal operating EBITDA growth was 16.5 percent. Virtually all Group companies showed a better performance. The marked rise in operating results is mainly attributable to the first-time full-year consolidation of the two Indian Group companies.

Holcim Philippines and Holcim Indonesia substantially increased their contributions to the regional result. Both Group companies benefited from rising domestic demand and a solid price environment. Impressive improvements in results were achieved by Holcim Vietnam. Higher export revenues and efficiency gains only partially enabled Siam City Cement to compensate for lower domestic sales and higher production costs.

In New Zealand, good market conditions led to an improvement in operating results and Cement Australia once again exceeded the previous year's good performance.

Successful capacity expansion in India

In line with forecast increases in consumption, cement capacity in India is to be substantially expanded, paving the way for future growth.

During the year under review, total annual production capacity in India rose to around 43 million tonnes of cement and is set to grow to as much as 50 million tonnes by the end of 2010.

Ambuja Cements commissioned three new grinding stations: one in West Bengal, one at the Roorkee site near Delhi and one in Surat in the federal state of Gujarat. This considerably increases production capacity in these important sales regions. In Rajasthan, the expansion of clinker production at the Rabriyawas plant was successfully completed. The construction of two new kiln lines, including the corresponding clinker grinding stations, has also progressed according to plan in the federal states of Chhattisgarh and Himachal Pradesh.

ACC increased clinker production at the plant sites in Kymore, Tikaria, Sindri, Wadi and Lakheri, in some cases substantially. At the beginning of 2009, production output will also be higher at the Bargarh site in the federal state of Orissa. At the end of next year, the expanded clinker capacity of the new Wadi plant will be available in the federal state of Karnataka, as will two new grinding stations in Bangalore and Bellary. Electricity supply was also put on a new footing; six wind turbines with a capacity of 9 megawatt were commissioned in a wind energy farm close to the plant site in Madukkarai in the federal state of Tamil Nadu.

The Group is also working on expansion projects in Bangladesh, Vietnam, Indonesia, Australia and New Zealand.

Systematic market focus
In Group region Asia Pacific, the process of vertical integration was systematically continued in the fast-growing metropolises.

ACC now has around thirty ready-mix concrete plants in a number of Indian urban centers. Also in Vietnam and Indonesia, the Group companies have invested in ready-mix concrete operations. Siam City Cement took over strategically important quarry reserves and sand processing facilities.

With the acquisition of a 55 percent stake in Jurong Cement Limited in Singapore, Holcim has taken a major step toward expansion in this important market region. The new Group company is mainly active in the ready-mix concrete sector, but also sells bagged cement, special mortars and slag. This acquisition strengthens Holcim's position in a fast-growing market.

Holcim strengthens commitment in Asia
During the period under review, Holcim substantially increased its shareholding in Ambuja Cements and ACC through additional purchases. As of December 31, 2007, Holcim holds 46 percent of the share capital (voting rights) of Ambuja Cements and 43 percent of ACC.

Asian Geocycle network growing
The Group companies have taken a major step forward in the use of alternative fuels and raw materials. In Geocycle's Asian network, eight local recycling companies already offer standard waste disposal services. The focus is on individual customer solutions for major national and regional companies to ensure efficient and environmentally friendly recycling of waste materials. In addition, various Group companies have also increased storage and processing capacity for alternative raw materials and fuels and several approval procedures are pending to allow such waste materials to be used in the production process.
The Westport plant in New Zealand currently disposes of nearly half of all the country's waste oil, thereby significantly reducing its coal consumption.

The expansion of grinding capacity in India enabled a rise in the use of fly ash, leading to marked increases in production output. After successful tests, Holcim Indonesia secured long-term supply contracts for fly ash and increased the use of pozzolan in cement production. Cement Australia sold significantly more composite cements based on granulated blast furnace slag. In addition, the use of raw materials in clinker production was optimized by adding waste materials from the aluminum industry. The use of recycled copper slag instead of natural sand allowed Holcim Singapore to conserve resources in the production of concrete.

Unbroken opportunities for growth
2008 can be expected to see further solid growth. Demand for building materials should develop positively for the most part. Holcim is anticipating the strongest growth rates in India, Vietnam and Indonesia. In Thailand, Holcim is assuming a stable market development. Overall, cement deliveries should increase in this Group region, as should volumes of ready-mix concrete. The operating results are also expected to improve.

Serious growth potential!



Vikash Pandey
Senior Engineer Mechanical

Ramnarayan Rathore
Assistant Manager Mechanical



Devanand Singh
Assistant Vice President Construction

Shrikant Sharma
Assistant Manager Civil

Suman Shanker
Trainee Engineer Civil

Corporate Governance

Holcim has high standards when it comes to effective corporate governance, so ensuring responsible and transparent company leadership and management geared to long-term success. This is the only way we can meet all the demands of our various stakeholder groups, whether shareholders, customers, employees or the local communities we operate in.

Managing responsibly

Corporate governance puts the focus not only on business risks and the company's reputation, but also on corporate social responsibility for all relevant stakeholders. As a responsible enterprise, we recognize the significance of effective corporate governance. We show respect for society and the environment, communicate in an open and transparent manner and act in accordance with legal, corporate and ethical guidelines. To underline this, a Code of Conduct binding on the entire Group has been added to the mission statement.

A number of aspects merit emphasis: at Holcim, the functions of Chairman of the Board of Directors and CEO are separate – a key element in ensuring a balanced relationship between management and control. With the exception of one director, all directors are independent. Since 2003, the Group has realized the principle of "one share, one vote" with the introduction of a standard registered share.

The information published conforms with the Corporate Governance Directive of the SWX Swiss Exchange and the disclosure rules of the Swiss Code of Obligations in force since January 1, 2007. In order to enhance the clarity of this section, reference is made to other parts of the Annual Report and to our website (www.holcim.com). An overview of the duties of the Audit Committee and the Governance, Nomination & Compensation Committee as well as the Regulations Governing Organization and Operations is provided on pages 71 to 73 of this report.

Group structure and shareholders

Holcim Ltd is a holding company operating under the laws of Switzerland for an indefinite period and with its registered office in Rapperswil-Jona (Canton of St. Gallen, Switzerland). It has direct and indirect interests in all the companies listed on pages 162 to 164 of the Annual Report.

The management structure as at December 31, 2007 and its changes during 2007 are described in this chapter. The current organizational chart is shown on page 25.

The Group is basically organized by geographical regions.

Holcim has no mutual cross-holdings in any other listed company, nor were any shareholders' agreements or other agreements regarding voting or holding of Holcim shares concluded.

More detailed information regarding business review, Group structure and shareholders can be found on the following pages of the Annual Report:

Topic	Page(s)
Business review in the individual Group regions	46–65
Segment information	124–127
Principal companies	162–164
Information about listed Group companies	163
Important shareholders	178

Capital structure

In 2003, the introduction of a single registered share was a prerequisite to comply with international capital market requirements in terms of an open, transparent and modern capital structure and considerably enhanced attractiveness for institutional investors. The share capital of Holcim Ltd is divided into the following categories:

Share capital

The share capital is divided into 263,586,090 registered shares of CHF 2 nominal value each. As at December 31, 2007, the nominal, fully paid-in share capital of Holcim Ltd amounted to CHF 527,172,180. The nominal share capital of the company has been increased during January 1, 2007 to December 31, 2007 in the amount of CHF 16,474,930 out of conditional capital through the exercise of conversion rights according to Art. 3bis para. 1 of the Articles of Incorporation.

Conditional share capital

The share capital may be raised by a nominal amount of CHF 1,422,350 through the issue of a maximum of 2,844,700 fully paid-in registered shares, each with a par value of CHF 2 (as at December 31, 2007). The conditional capital may be used for the exercising of convertible and/or option rights relating to bonds or similar debt instruments of the company or one of its Group companies. In the year under review, conversion rights in the amount of CHF 16,474,930 have been exercised. The respective capital increases and corresponding adaptations of the Articles of Incorporation were carried out on August 21, 2007.

Authorized share capital/Certificates of participation

As at December 31, 2007, there was neither authorized share capital nor were certificates of participation outstanding.

Additional information can be found as follows:

Topic	
Articles of Incorporation Holcim Ltd	www.holcim.com/corporate_governance
Code of Conduct	www.holcim.com/corporate_governance
Changes in equity	176
Holcim Ltd	www.holcim.com/equity
Detailed information on conditional capital	Articles of Incorporation, Art. 3bis
Key data per share	28–31, 155, 178–179
Rights pertaining to the shares	Articles of Incorporation, Art. 6, 9, 10
Regulations on	81–82
transferability of shares and nominee registration	Articles of Incorporation, Art. 4, 5
Convertible bonds and warrants/options	144–145, 153–154

Board of Directors

The Board of Directors consists of 13 members, 12 of whom are independent within the meaning of the Corporate Governance Swiss Code of Best Practice. According to Art. 15 of the Articles of Incorporation, all directors are shareholders of the company.

CEO Markus Akermann is the sole executive member of the Board of Directors.

New members of the Board of Directors are introduced in detail to the company's areas of business.

Please see pages 84 to 87 for the biographical information of the Board members.

The Board of Directors meets as often as business requires, but at least four times each year. In the year under review, five regular meetings, one strategy meeting and five meetings without the presence of the Executive Committee were held. The Board of Directors held two regular meetings with all members present, two meetings with one member excused, and one meeting with two members excused. As a rule, the members of the Executive Committee attended the regular meetings of the Board as guests. The average duration of each meeting was 4.3 hours.

Board of Directors	
Rolf Soiron	Chairman[1]
Andreas von Planta	Deputy Chairman
Markus Akermann	Member
Lord Norman Fowler	Member
Erich Hunziker	Member
Willy R. Kissling	Member
Peter Küpfer	Member[2]
Adrian Loader	Member
Gilbert J. B. Probst	Member
H. Onno Ruding	Member
Thomas Schmidheiny	Member
Wolfgang Schürer	Member
Dieter Spälti	Member

[1] Governance, Nomination & Compensation Committee Chairman.
[2] Audit Committee Chairman.

Other major Swiss and foreign activities of the Board of Directors outside the Holcim Group as at December 31, 2007

Board of Directors	Main activity	Position
Rolf Soiron	Lonza Group Ltd, Basel*	Chairman of the Board
	Nobel Biocare Holding AG, Zurich*	Chairman of the Board
Andreas von Planta	Schweizerische National-Versicherungs-Gesellschaft, Basel*	Vice Chairman of the Board
	Novartis AG, Basel*	Member of the Board
Erich Hunziker	Chugai Pharmaceutical Co. Ltd., Tokyo (Japan)*	Member of the Board
	Genentech Inc., San Francisco (USA)*	Member of the Board
Willy R. Kissling	Kühne + Nagel International AG, Schindellegi*	Member of the Board
	Schneider Electric S.A., Paris (France)*	Member of the Board
Peter Küpfer	Julius Bär Holding AG, Zurich*	Member of the Board
	Metro AG, Düsseldorf (Germany)*	Member of the Supervisory Board
Adrian Loader	Air Products & Chemicals, Allentown (USA)*	Member of the European Advisory Board
	GardaWorld, Montreal (Canada)*	Member of the European Advisory Board
H. Onno Ruding	BNG (Bank for the Netherlands Municipalities), The Hague (Netherlands)	Chairman of the Supervisory Board
	Corning Inc., Corning (USA)*	Member of the Board
	RTL Group SA, Luxemburg*	Member of the Board
Thomas Schmidheiny	Schweizerische Cement-Industrie-Gesellschaft, Rapperswil-Jona	Chairman of the Board
	Spectrum Value Management Ltd., Rapperswil-Jona	Chairman of the Board
Wolfgang Schürer	Swiss Reinsurance Company, Zurich*	Member of the Swiss Re Advisory Panel
Dieter Spälti	Rieter Holding AG, Winterthur*	Member of the Board
	Spectrum Value Management Ltd., Rapperswil-Jona	Member of the Board

* Listed company.

Elections and terms of office of the Board of Directors

The members of the Board of Directors are each elected for a three-year term of office. Elections are staggered such that every year approximately one third of the Board of Directors is standing for election.

In general, the exercise of service on the Board is possible until the retirement age of 70 years or the total terms of office (4 x 3 years plus additional 3 years according to the motion of the Governance, Nomination & Compensation Committee) is reached.

In 2002, the following expert committees were set up for the first time:

Audit Committee

The Audit Committee decides on the external auditors' audit concept and mandate. It also assists and advises the Board of Directors in conducting its supervisory duties, in particular with respect to the internal control systems and examining the reports for the attention of the Board of Directors, as well as evaluating the Group's external and internal audit, reviewing the risk management processes that are applied within the Group and evaluating financing issues.

Composition of the Audit Committee

Peter Küpfer	Chairman
Andreas von Planta	Member
H. Onno Ruding	Member

All members are independent, which ensures the degree of objectivity required for them to exercise their function. In the year under review, four regular meetings of the Audit Committee were held. Three meetings were attended by all members of the committee and at one meeting, one member was excused for his absence. Three meetings were also attended by the external auditors and the Internal Audit for certain agenda items. Furthermore, the Chairman of the Board of Directors, the CEO and the CFO attended the meetings of the Audit Committee as guests as well. The average duration of each meeting was 4.5 hours. In 2007, note was duly taken of the revisions to the International Financial Reporting Standards (IFRS) and of the project work relating to the introduction of the new requirements to be met by the ICS (internal control system), while a review of the external auditors as well as Group Internal Audit were undertaken. The details of the Audit Committee's Charter may be viewed on our website at www.holcim.com/corporate_governance.

Governance, Nomination & Compensation Committee

The Governance, Nomination & Compensation Committee supports the Board of Directors by supervising succession planning within senior management and the Board of Directors and by closely monitoring developments with regard to financial compensation for the Board of Directors and senior management. The committee decides on the compensation paid to the Executive Committee, as well as on the definition of the CEO's targets and the content of the latter's performance assessment and informs the Board of Directors as a whole of the decisions taken.

Composition of the Governance, Nomination & Compensation Committee

Rolf Soiron	Chairman
Erich Hunziker	Member
Willy R. Kissling	Member
Thomas Schmidheiny	Member

The Governance, Nomination & Compensation Committee held three regular meetings. All of the meetings were attended by all members of the committee. The meetings were also attended by the CEO as a guest, insofar as he was not himself affected by the items on the agenda. The average duration of each meeting was 2.3 hours. The full wording of the Charter of the Governance, Nomination & Compensation Committee may be found on our website at www.holcim.com/corporate_governance.

Areas of responsibility

The division of responsibilities between the Board of Directors and the Executive Committee is set out in detail in the company's Regulations Governing Organization and Operations.

The Regulations Governing Organization and Operations were entered into force on May 24, 2002, and shall be reviewed at least every two years and amended as required. The Regulations were last amended in 2007.

The Regulations Governing Organization and Operations were issued by the Board of Directors of Holcim Ltd in accordance with the terms of Art. 716b of the Swiss Code of Obligations and Art. 19 of the company's Articles of Incorporation. They stipulate the organizational structure of the Board of Directors and Executive Committee and govern the tasks and powers conferred on the company's executive bodies. They regulate the convocation, execution and number of meetings to be held by the Board of Directors and Executive Committee as well as the requirements necessary for the passing of respective resolutions. The Regulations Governing Organization and Operations set out the tasks and responsibilities of the Chairman of the Board of Directors and the CEO. In the event that the Chairman of the Board of Directors is not in a position to act independently, the Regulations Governing Organization and Operations provide for the election of an Independent Lead Director, such election being confirmed on a yearly basis.

The Board of Directors also has the power to establish specialist committees and, if required, ad-hoc committees for special tasks.

In addition to its non-transferable statutory tasks, the Board of Directors also defines the Group corporate concept and corporate strategy, approves the consolidated budget and reviews the professional qualifications of the external auditors.

The Executive Committee is responsible for operational management, preparing the business of the Board of Directors and executing the latter's resolutions, in addition to development and implementation of the corporate strategy. The Executive Committee is empowered to issue guidelines with Group-wide significance; furthermore, the Executive Committee is empowered to elect and dismiss Area Managers, Corporate Functional Managers, Function Heads and CEOs of Group companies as well as the members of the Board of Directors and supervisory bodies of the Group companies.

Under the budget approval process, the Board of Directors defines an investment and financing ceiling. Within this ceiling, the Executive Committee decides, under its own authority, on financing transactions and one-off investments and divestments involving sums of up to CHF 200 million. Decisions on larger sums are taken by the Board of Directors. The Board of Directors is periodically informed about important transactions falling within the remit of the Executive Committee.

The members of the Executive Committee may, in concert with the CEO, delegate their tasks relating to their areas of responsibility by country to Area Managers or functional to Corporate Functional Managers.

The CEO, together with the Executive Committee, oversees Business Risk Management following appraisal by the Audit Committee. The Board of Directors is informed annually about the risk situation. The CEO assesses the performance of the members of the Executive Committee and, after advice and assessment by the Governance, Nomination & Compensation Committee, he determines their objectives.

Where there is a direct conflict of interest, the Regulations require each member of the body concerned to voluntarily stand aside prior to discussion of the matter in question. Members of the corporate bodies are required to treat as confidential all information and documentation which they may obtain or view in the context of their activities on these bodies and not to make such information available to third parties.

All individuals vested with the power to represent the company shall in principle have dual signing authority

Information and control instruments of the Board of Directors

The Board of Directors determines in which manner it is to be informed about the course of business. Any member of the Board of Directors may demand information on all issues relating to the Group and the company. At meetings of the Board of Directors, all Board members have a duty to provide information, as do any members of the Executive Committee in attendance. Outside of meetings, any member of the Board of Directors may request information from the CEO through the Chairman of the Board of Directors. In addition, any member of the Board of Directors has a right to inspect the books and files where necessary for the performance of his task.

1. Financial reporting

The Board of Directors receives monthly briefings on the current course of business, adopts the quarterly reports and releases them for publication. The Board of Directors discusses the Annual Report, takes note of the Group auditors' reports and submits the Annual Report to the general meeting for approval.

With regard to Group strategy development, a strategy plan, a five-year financial plan and an annual budget are submitted to the Board of Directors.

2. Business Risk Management

Holcim can benefit from several years of experience as the first approach to Business Risk Management (BRM) was implemented already in 1999. Meanwhile, Holcim has anchored the BRM process in the entire Group. Today, it covers all consolidated Group companies and their relevant business segments.

BRM analyzes the Group's overall risk exposure and supports the strategic decision-making process. Therefore, the BRM process is closely linked with the Group's strategic management process. All types of risk, from market, operations, finance and legal up to the external business environment, are considered including compliance and reputational aspects. The examination of risk exposure is, however, not restricted to an analysis of threats, but also identifies possible opportunities.

The Group's risk position is assessed from both top-down and bottom-up. In addition to the Group companies, the Executive Committee, including the Area Managers and Corporate Functional Managers, also conducts an annual risk analysis. The Board of Directors analyzes the Group's risks at least once a year and discusses them with the Executive Committee in the context of a strategy meeting.

The BRM process follows a clearly defined straight forward six step approach. In a first step, diverse risks are assessed and prioritized regarding their significance and likelihood. All further steps are then focused only on the major risks. These top risks are then analyzed more deeply regarding their drivers through mind mapping technique. To fully complete the assessment of the actual risk profile a more detailed assessment of the impact is done in the third step. In the next two steps, decisions are made regarding the treatment of individual risks, the accepted target risk profile and the necessary mitigating actions. The last step includes continuous monitoring of the risk and the reporting to the next higher level.

Risk information is stored in a state-of-the-art protected, centralized database which allows instant access for all Group companies throughout the world for effective data evaluation and fast reporting. Within the Group companies, risk owners and responsibilities for countermeasures are clearly defined. A corporate risk management function is responsible for the organization of the BRM process within the Group. It assures also timeliness of the reporting on the Group's risk situation, which is done periodically by the Executive Committee to the Board of Directors.

3. Internal Audit

Internal Audit provides assurance that effective control exists to maintain process and information integrity. For more details, see page 24. Internal Audit reports to the Chairman of the Board of Directors and periodically informs the Audit Committee. The members of the Board of Directors have access to Internal Audit at all times. Each year, the Audit Committee defines the audit focal points to be addressed by Internal Audit, and the Head of Internal Audit regularly updates the Audit Committee on the activities of Internal Audit. Internal Audit also assists the external auditors.

Senior management

Senior management of Holcim Ltd comprises the CEO, the members of the Executive Committee, the Area Managers and the Corporate Functional Managers. The tasks of senior management are divided into different areas of responsibility in terms of country, division and function, each of these areas being managed by a member of the Executive Committee. Within the scope of their field of responsibility, the members of the Executive Committee may be assisted by Area Managers and Corporate Functional Managers.

Since July 2007, Bernard Kueng, former CEO of Holcim France Benelux, has been Area Manager for France and the Benelux countries. In his capacity as Corporate Functional Manager he is also responsible for sustainable development.

Executive Committee

During the year under review, the Executive Committee of Holcim Ltd comprised seven members. None of the members of the Executive Committee has important functions outside the Holcim Group or any other significant commitments of interest.

Executive Committee

Markus Akermann	CEO
Tom Clough	Member
Hansueli Heé	Member
Paul Hugentobler	Member
Thomas Knöpfel	Member
Benoît-H. Koch	Member
Theophil H. Schlatter	CFO

Please see pages 88 and 89 for the biographical information of the Executive Committee members. Both, regional and functional responsibility is shown on the organizational chart on page 25.

Area Management

The individual members of the Executive Committee are assisted by Area Managers

Area Management

Urs Böhlen	Eastern Europe, CIS/Caspian
Bill Bolsover	Aggregate Industries
Javier de Benito	Mediterranean, Indian Ocean, West Africa
Bernard Kueng[1]	France, Benelux countries
Gérard Letellier	Vietnam, Malaysia, Singapore, Bangladesh
Bernard Terver	Andes nations, Central America, Caribbean

[1] Since July 2007.

Please see pages 90 and 91 for the biographical information of the Area Managers.

Corporate Functional Managers

The Corporate Functional Managers are responsible for directing important areas of expertise and report to the Executive Committee.

Corporate Functional Managers

Bill Bolsover	Aggregates & Construction Materials Services
Jacques Bourgon	Cement Manufacturing Services
Beat Fellmann	Deputy CFO
Roland Köhler	Strategy & Risk Management
Bernard Kueng[1]	Sustainable Development
Stefan Wolfensberger	Commercial Services

[1] Since July 2007.

Please see pages 92 and 93 for the biographical information of the Corporate Functional Managers.

Management agreements

Holcim has no management agreements in place with companies or private individuals outside the Group.

Remuneration report

The financial compensation for the Board of Directors and senior management as well as compensations for former members of governing bodies of Holcim Ltd are published under this heading. No payments were made to closely related parties.

Compensation policy

Board of Directors:

The members of the Board of Directors receive a fixed fee, consisting of a set remuneration and a shareholding. The Chairman and Deputy Chairman of the Board of Directors and members of the Audit Committee or the Governance, Nomination & Compensation Committee are paid additional compensation. The Chairman of the Board of Directors is also insured in the pension fund. The compensation of the Board of Directors is defined in a set of rules which is reviewed by the Governance, Nomination & Compensation Committee once a year and, if necessary, adjusted. Changes require the approval of the Board of Directors.

Senior management:

Senior management of Holcim Ltd includes the Executive Committee as well as the Area Managers and the Corporate Functional Managers. The annual financial compensation of the senior management comprises a basic salary, a Group bonus and an individual bonus. Members of senior management are also insured in the pension fund. The financial compensation of the Executive Committee is set by the Governance, Nomination & Compensation Committee on an annual basis and the decision is noted by the Board of Directors as a whole. The financial compensation for the other members of senior management is set by the CEO on an annual basis and the decision is noted by the Governance, Nomination & Compensation Committee. The basic salary of members of senior management is fixed and is paid in cash. A benchmarking takes place periodically.

The Group and individual bonuses are performance-related and, if targets are achieved, account for between 45 percent and 70 percent of the basic salary, depending on the function concerned. The Group bonus accounts for around two thirds of the variable compensation and depends on the Group's financial results. It is calculated on the basis of target attainment in relation to operating EBITDA and the return on invested capital (ROIC), both targets being weighted equally. The pay-out factor comes to between 0 and 2, depending on target attainment. The Group bonus is paid in the form of registered shares of the company (subject to a five-year restriction period) and a cash element of around 30 percent. The necessary shares are valued at market price and are either alloted from treasury stock or are purchased from the market. The individual bonus amounts to around one third of the variable salary and depends on the individual's performance. The individual bonus is paid in the form of options on registered shares of the company and a cash element of around 30 percent. The pay-out factor comes to between 0 and 1, depending on target attainment. The exercise price corresponds with the stock market price at the grant date. The options are restricted for a period of three years following the grant date and have an overall maturity period of eight years. The options are valued in accordance with the Black Scholes model. The underlying shares are reserved on the grant date of the options as part of treasury stock or are purchased from the market.

The CEO's performance is assessed annually by the Governance, Nomination & Compensation Committee, the Board of Directors as a whole taking due note. The performance of the remainder of senior management is assessed by the CEO on an annual basis, the Governance, Nomination & Compensation Committee taking due note.

The contracts of employment of senior management are concluded for an indefinite period of time and may be terminated with one year's notice. Depending on the length of tenure with the Group, contracts concluded before 2004 include severance compensation amounting to one annual salary or two annual salaries in the event of notice being given by the company. More recent contracts of employment no longer include severance compensation. No severance compensation was paid in 2007.

In 2007, no external advisors were consulted on the structuring of the compensation system.

Upon appointment, members of the Executive Committee may be granted a single allocation of options on registered shares of the company by the Governance, Nomination & Compensation Committee. A requirement is that the members have been with the Group for five years. The options are restricted for nine years and have a maturity period of twelve years. The company reserved the underlying shares as part of treasury stock or purchases them from the market. There were no single allotments during the last two years.

Neither shares nor options may be sold or lent until the end of the restriction period.

Compensation for the Board of Directors and for senior management

The following table discloses the compensation of the Board of Directors in 2007 in detail and those of the 17 members of senior management in total.

Compensation Board of Directors/senior management 2007[1]

Name		Base salary		Variable compensation			Other compensation		Total
		Cash	Shares[2]	Cash	Shares[2]	Options[3]	Employer contributions to pension plans	Others	compensation
Rolf Soiron[4]	Number		740						
	CHF	545,000	80,000				87,957	50,000	762,957
Andreas von Planta[5]	Number		740						
	CHF	300,000	80,000				18,169	10,000	408,169
Lord Norman Fowler	Number		740						
	CHF	80,000	80,000				0	10,000	170,000
Erich Hunziker[6]	Number		740						
	CHF	100,000	80,000				8,069	10,000	198,069
Willy R. Kissling[6]	Number		740						
	CHF	100,000	80,000				8,069	10,000	198,069
Peter Küpfer[7]	Number		740						
	CHF	180,000	80,000				12,109	10,000	282,109
Adrian Loader	Number		740						
	CHF	80,000	80,000				0	10,000	170,000
Gilbert J. B. Probst	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
H. Onno Ruding[8]	Number		740						
	CHF	110,000	80,000				8,574	10,000	208,574
Thomas Schmidheiny[6]	Number		740						
	CHF	144,100[12]	80,000				9,401	10,000	243,501
Wolfgang Schürer	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
Dieter Spälti	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
Total Board of Directors	**Number**		**8,880**						
(non-executive members)	**CHF**	**1,879,100**	**960,000**				**173,525**	**160,000**	**3,172,625**
Markus Akermann[9 10]	Number		0		10,942	18,102			
	CHF	1,859,130	0	812,785	1,183,268	448,207	551,243	48,340	4,902,973
Total senior management[11]	**Number**		**0**		**59,801**	**71,083**			
	CHF	**14,444,130**	**0**	**4,098,043**	**6,466,879**	**1,760,008**	**5,142,057**	**846,493**	**32,757,610**

[1] Compensation for the Board of Directors and senior management is disclosed gross of withholding tax and employee social security contributions. "Other compensation" includes employer contributions to pension plans (state old age and survivors insurance (AHV)/disability insurance(IV), pension funds) as well as a lump sum allowance, long-service benefits, government child payments, etc. The parameters for the fair value calculation of shares and options allocated in the year under review are disclosed on page 153 under "Share compensation plan".
[2] The shares were valued at the average market price in the period from January 1, 2008 to February 15, 2008.
[3] Value of the options according to the Black Scholes model at the time of allocation.
[4] Chairman, Chairman of the Governance, Nomination & Compensation Committee.
[5] Deputy Chairman and Member of the Audit Committee.
[6] Member of the Governance, Nomination & Compensation Committee.
[7] Chairman of the Audit Committee.
[8] Member of the Audit Committee.
[9] Executive member of the Board of Directors, CEO.
[10] Member of senior management receiving the highest compensation.
[11] Including executive member of the Board of Directors, CEO.
[12] Including director's fees from subsidiary companies.

Compensation for former members of governing bodies

In the year 2007, an amount of CHF 263,700 was paid to two former members of governing bodies.

Shareholdings and loans

The details shown relate to members of the governing bodies.

Shares and options owned by the Board of Directors

At the end of 2007, non-executive members of the Board of Directors held a total of 53,834,701 registered shares in Holcim Ltd. These numbers comprised privately acquired shares and those allocated under profit-sharing and compensation schemes. As of the end of the 2007 financial year, non-executive members of the Board of Directors did not hold any options from compensation and profit-sharing schemes.

Until the disclosure or announcement of market-relevant information or projects, the Board of Directors, senior management and any employees involved are prohibited from effecting transactions with equity securities or other financial instruments of Holcim Ltd, exchange-listed Group companies, or potential target companies (trade restriction period).

Stock of shares and options Board of Directors as at December 31, 2007

Name	Position	Total number of shares	Total number of call options
Rolf Soiron	Chairman, Governance, Nomination & Compensation Committee Chairman	28,177	–
Andreas von Planta	Deputy Chairman	4,566	–
Lord Norman Fowler	Member	1,087	–
Erich Hunziker	Member	4,763	–
Willy R. Kissling	Member	4,922	–
Peter Küpfer	Member, Audit Committee Chairman	4,762	80,000[1]
Adrian Loader	Member	2,154	–
Gilbert J. B. Probst	Member	5,340	–
H. Onno Ruding	Member	2,124	–
Thomas Schmidheiny	Member	53,741,950	–
Wolfgang Schürer	Member	31,081	–
Dieter Spälti	Member	3,775	–
Total Board of Directors (non-executive members)		**53,834,701**	**80,000**

[1] Exercise price: CHF 110; Ratio: 1:1; Style: European; Maturity: 21.5.2010.

Shares and options owned by senior management

As at December 31, 2007, the executive member of the Board of Directors and members of senior management held a total of 274,458 registered shares in Holcim Ltd. This figure includes both privately acquired shares and those allocated under the Group's profit-sharing and compensation schemes. Furthermore, at the end of 2007, senior management held 490,101 share options; these arise as a result of the compensation and profit-sharing schemes of various years. Options are issued solely on registered shares of Holcim Ltd. One option entitles to subscribe one registered share of Holcim Ltd.

Stock of shares and options senior management as at December 31, 2007

Name	Position	Total number of shares	Total number of call options
Markus Akermann	Executive Member of the Board of Directors, CEO	61,161	138,983
Tom Clough	Member of the Executive Committee	13,744	44,588
Hansueli Heé	Member of the Executive Committee	25,080	55,293
Paul Hugentobler	Member of the Executive Committee	46,992	56,344
Thomas Knöpfel	Member of the Executive Committee	19,995	46,135
Benoît-H. Koch	Member of the Executive Committee	25,080	48,873
Theophil H. Schlatter	Member of the Executive Committee, CFO	35,803	65,971
Urs Böhlen	Area Manager	7,944	4,911
Bill Bolsover	Area Manager and Corporate Functional Manager	1,553	1,550
Javier de Benito	Area Manager	8,229	5,114
Bernard Kueng	Area Manager and Corporate Functional Manager	2,294	0
Gérard Letellier	Area Manager	4,379	2,570
Bernard Terver	Area Manager	9,724	8,616
Jacques Bourgon	Corporate Functional Manager	4,515	2,740
Beat Fellmann	Corporate Functional Manager	2,297	2,700
Roland Köhler	Corporate Functional Manager	3,300	3,088
Stefan Wolfensberger	Corporate Functional Manager	2,368	2,625
Total senior management		**274,458**	**490,101**

Movements in the number of share options outstanding held by senior management are as follows:

	Number[1] 2007	Number[1] 2006
January 1	**496,619**	**499,571**
Decrease due to retirements	0	0
Granted and vested (individual bonus)	49,674	58,573
Granted and vested (single allotment)	0	0
Forfeited	0	0
Exercised	(56,192)	(61,525)
Lapsed	0	0
December 31	**490,101**	**496,619**
Of which exercisable at the end of the year	89,874	89,760

The share options outstanding held by senior management (including former members) have the following expiry dates and exercise prices:

Option grant date	Expiry date	Exercise price[1]	Number[1]
2000	2008	CHF 68.38	0
2001	2009	CHF 65.74	0
2002	2010	CHF 74.41	0
2002	2014	CHF 68.91	201,300
2003	2011	CHF 35.61	48,775
2003	2015	CHF 68.91[2]	33,550
2004	2012	CHF 65.11	41,099
2004	2016	CHF 68.91[2]	33,550
2005	2013	CHF 76.30	71,423
2006	2014	CHF 102.45	58,573
2007	2015	CHF 127.10	49,674
Total			**537,944**

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

Loans granted to members of governing bodies

As at December 31, 2007, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors or to parties closely related to members of governing bodies. The outstanding amounts and respective terms are disclosed in the following table:

Loans senior management as at December 31, 2007

Borrower	Position	Original currency	Loan amount in CHF	Interest rate	Maturity date	Collateral
Thomas Knöpfel	Member of the Executive Committee	CHF	32,000	variable	31.12.10	yes
Benoît-H. Koch	Member of the Executive Committee	CHF	1,450,000	3.25%	31.01.10	yes
Benoît-H. Koch	Member of the Executive Committee	EUR	205,400	variable	open	yes
Urs Böhlen	Area Manager	CHF	93,000	variable	31.12.15	yes
Roland Köhler	Corporate Functional Manager	CHF	300,000	variable	31.12.15	yes
Stefan Wolfensberger	Corporate Functional Manager	CHF	471,800	variable	31.12.22	yes
Total		**CHF**	**2,552,200**			

Shareholders' participation

The information comprises excerpts from the Articles of Incorporation of Holcim Ltd. The full version of the Articles of Incorporation can be retrieved at www.holcim.com/corporate_governance.

Voting rights and representation restrictions

All holders of registered shares who are entered as shareholders with voting rights in the share register at the date communicated in the invitation to the annual general meeting (approximately one week prior to the annual general meeting) are entitled to participate in, and vote at, general meetings. Shares held by trusts and shares for which no declaration has been made in the context of the regulations of the Board of Directors governing the entry of shareholders in the share register of Holcim Ltd are entered in the share register as having no voting rights. Shareholders not participating in person in the annual general meeting may be represented by another shareholder, by the bank, by the company as representative of the governing body or by the independent voting rights representative. Voting rights are not subject to any restrictions. Each share carries one vote.

Statutory quorums

The annual general meeting of shareholders normally constitutes a quorum, without taking account of the number of shares represented or shareholders present. In order to pass resolutions, an overall majority of the votes represented is required, subject to the provisions of Art. 704 para. 1 of the Swiss Code of Obligations. In such cases, resolutions may only be passed with a two-thirds majority of the votes represented.

According to Art. 10 para. 2 of the Articles of Incorporation and in addition to Art. 704 para. 1, the approval of at least two-thirds of the votes represented and the absolute majority of the par value of shares represented shall be required for resolutions of the annual general meeting of shareholders with respect to the removal of the restrictions set forth in Art. 5 of the Articles of Incorporation (entries in the share register), the removal of the mandatory bid rule (Art. 22 para. 3 of the Stock Exchange Act), the removal or amendment of this para. 2 of Art. 10 of the Articles of Incorporation.

The chair of the meeting may also have votes and elections conducted electronically. Electronic votes and elections are deemed equivalent to secret votes and elections.

Convocation of the general meeting and agenda rules

The ordinary general meeting of shareholders takes place each year, at the latest six months following the conclusion of the financial year. It is convened by the Board of Directors, whereby invitations are published at least twenty days prior to the meeting and in which details are given of the agenda and items submitted. Shareholders representing shares with a par value of at least one million Swiss francs may request the addition of a particular item for discussion. A corresponding application must be submitted in writing to the Board of Directors at least forty days prior to the annual general meeting. Such application should indicate the items to be submitted. The invitations as well as the minutes of the general meetings shall be published on www.holcim.com/AGM2008.

Entries in the share register

The company maintains a share register for registered shares in which the names and addresses of owners and beneficiaries are entered. Only those included in the share register are deemed shareholders or beneficial owners of the registered shares. Upon request, purchasers of registered shares shall be included in the share register as shareholders with voting rights if they expressly declare that they have acquired the shares in their own name and for their own account. The Board of Directors shall enter in the share register as having voting rights those persons who have not expressly declared in their application for registration that the shares are held for their own account (nominees). However, this only applies if the nominee has reached an agreement with the company regarding this position and is subject to a recognized banking or financial markets supervisory authority.

The share register is closed approximately one week prior to the date of the annual general meeting (the exact date will be communicated in the invitation to the annual general meeting). Shareholders' participation and rights of protection are furthermore governed by the Swiss Code of Obligations.

Changes of control and defense measures

The Articles of Incorporation contain no waiver of the duty to make a public offer under the terms of Art. 32 and 52 of the Swiss Stock Exchange Act ("opting out"). The result is that a shareholder who directly, indirectly or in concert with third parties acquires shares in the company and, together with the shares he already possesses, thereby exceeds the 33⅓ percent threshold of voting rights in the company must make an offer for all listed shares of the company.

There are no clauses relating to changes of control.

Auditors

As part of their auditing activity, the statutory and Group auditors inform the Audit Committee and the Executive Committee regularly about their findings and about proposals for improvement. The Audit Committee assesses the external auditors and monitors the results of the audit. In 2007, the auditors participated in three meetings of the Audit Committee to discuss individual agenda items.

Ernst & Young Ltd, Zurich, were appointed in 2002 as statutory and Group auditors to Holcim Ltd. Ernst & Young partners Christoph Dolensky (since 2004) and Willy Hofstetter (since 2007) are the lead auditors for this mandate. The statutory and Group auditors are in each case elected for a one-year term by the annual general meeting.

The following fees were charged for professional services rendered by Ernst & Young in 2007 and 2006:

Million CHF	2007	2006
Audit services[1]	13.4	11.0
Audit-related services[2]	2.3	0.9
Tax services	0.8	1.2
Other services[3]	0.1	0.6
Total	**16.6**	**13.7**

[1] This amount includes the fees for the individual audits of Group companies carried out by Ernst & Young as well as their fees for auditing the Group financial statements.
[2] Audit-related services comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.
[3] Other services include, among other things, amounts for accounting, actuarial and legal advisory services.

Information policy

Holcim Ltd reports to shareholders, the capital market, employees and the public at large in a transparent and timely manner concerning its corporate performance and progress regarding sustainability targets. We nurture an open dialogue with our most important stakeholders, based on mutual respect and trust. This enables us to promote an understanding of our objectives, strategy and business activities, and ensure a high degree of awareness about our company.

As a listed company, Holcim Ltd is committed to disclose facts that may materially affect the share price (ad-hoc disclosure, Art. 72 of the listing rules). Members of the Board of Directors and senior management are subject to SWX rules on the disclosure of management transactions. These can be accessed on the SWX website (www.swx.com).

The most important information tools are the annual and quarterly reports, the website (www.holcim.com), media releases, press conferences on the annual results and third quarter, meetings for financial analysts and investors as well as the annual general meeting.

Our commitment to sustainability is described on pages 34 to 43 of this Annual Report. Current information relating to sustainable development is available at www.holcim.com/sustainable. In 2008, Holcim Ltd will publish its fourth sustainability report.

The financial reporting calendar is shown on page 31 of this Annual Report.

Should you have any specific queries regarding Holcim, please contact:

Corporate Communications, Roland Walker
Phone +41 58 858 87 10, Fax +41 58 858 87 19
communications@holcim.com

Investor Relations, Bernhard A. Fuchs
Phone +41 58 858 87 87, Fax +41 58 858 80 09
investor.relations@holcim.com

Board of Directors



Rolf Soiron, Swiss national, born January 31, 1945, Chairman of the Board of Directors since 2003, elected until 2010, Chairman of the Governance, Nomination & Compensation Committee. He studied history at the University of Basel, where he obtained a PhD in philosophy in 1972. He began his professional career in 1970 with Sandoz in Basel, where he held various positions, ultimately as COO of Sandoz Pharma AG with the responsibility for the global pharmaceuticals business. From 1993 until the end of June 2003, Rolf Soiron managed the Jungbunzlauer Group in Basel (leading international manufacturer of citric acid and related products), ultimately as Managing Director. From 1996 until March 2005, he was – on a part-time role – Chairman of the University of Basel. In early 2003, he was appointed Chairman of the Board of Directors of Nobel Biocare. In April 2005, he was appointed Chairman of the Board of Directors of Lonza Group Ltd, Basel. He was elected to the Board of Directors of Holcim Ltd in 1994.



Andreas von Planta, Swiss national, born July 11, 1955, Deputy Chairman of the Board of Directors since May 2005, elected until 2008, member of the Audit Committee. He studied law at the Universities of Basel (doctorate, 1981) and Columbia, New York (LL.M., 1983). He began his professional career in 1983 with Lenz & Staehelin, an international law firm based in Geneva. In 1988, he became partner and was from 2002 until the end of 2005 Managing Partner. He has a wealth of experience in corporate law, business financing and mergers & acquisitions. He was elected to the Board of Directors of Holcim Ltd in 2003.



Markus Akermann, Swiss national, born January 25, 1947, CEO, member of the Board of Directors, elected until 2010. He obtained a degree in business economics from the University of St. Gallen in 1973 and studied economic and social sciences at the University of Sheffield, UK. He began his professional career in 1975 with the former Swiss Bank Corporation. In 1978, he moved to Holcim, where he was active in a number of roles including Area Manager for Latin America and Holcim Trading. In 1993, he was appointed to the Executive Committee, with responsibility for Latin America and international trading activities. On January 1, 2002, he was appointed CEO and at the annual general meeting in 2002, he was elected to the Board of Directors of Holcim Ltd.



Lord Norman Fowler, British national, born February 2, 1938, member of the Board of Directors, elected until 2009. Lord Fowler attended Trinity Hall College in Cambridge. He worked as a journalist at "The Times". From 1970 to 2001, he was a member of the British parliament. During this time, he held a number of ministerial posts and was a member of Margaret Thatcher's Cabinet (1979–1990) when he was, in turn, Transport Secretary, Social Services Secretary and Employment Secretary. Before he became Chairman of Aggregate Industries in 2000, he had been a non-executive director of Bardon group and then of Aggregate Industries upon its creation in 1997. In 2001, he was made a life peer. He has also been Chairman of the British regional newspaper groups Midland Independent Newspaper and Regional Independent Media and a Board member of a number of other UK companies. He was elected to the Board of Directors of Holcim Ltd in 2006.

Erich Hunziker, Swiss national, born September 15, 1953, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He studied industrial engineering at the ETH Zurich, obtaining a PhD in 1983. In the same year, he joined Corange AG (holding company for the Boehringer Mannheim group), where he was appointed CFO in 1997 and among other things managed a project handling the financial aspects of the sale of the Corange group to F. Hoffmann-La Roche AG. From 1998 until 2001, he was CEO at the Diethelm group and Diethelm Keller Holding AG. Since 2001, he has served as CFO of F. Hoffmann-La Roche AG and is a member of the Executive Committee. In 2005, he was appointed as Deputy Head of Roche's Corporate Executive Committee, in addition to his function as Chief Financial Officer. Since 2004, he is a member of the Board of Genentech Inc., USA. In 2006, he was elected to the Board of Directors of Chugai Pharmaceutical Co. Ltd., Japan. He was elected to the Board of Directors of Holcim Ltd in 1998.



Willy R. Kissling, Swiss national, born May 26, 1944, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He obtained a doctorate in management sciences at the University of Berne, complementing his studies at the Harvard Business School, Cambridge, USA. He began his professional career in 1970 at Amiantus Corporation, moving to Intergips in 1978, where he was ultimately appointed CEO. From 1987 until 1996, he served as CEO and Managing Director at Landis & Gyr AG. From 1998 to 2005, he was Chairman and until 2002 CEO of Unaxis Holding Corporation (now OC Oerlikon Corporation). Furthermore, he was appointed to the Board of Directors of Schneider Electric S.A., France, in 2001, and of Kühne + Nagel International AG in 2003. He was appointed to the Board of Directors of Holcim Ltd in 1997.



Peter Küpfer, Swiss national, born January 17, 1944, member of the Board of Directors, elected until 2010, Chairman of the Audit Committee. As a Swiss Certified Accountant, he began his career with Revisuisse Price-waterhouse AG in Basel and Zurich, where he became a member of management. From 1985 until 1989, he was CFO at Financière Credit Suisse First Boston and CS First Boston, New York; from 1989 until 1996, he was at CS Holding, Zurich, as a member of the Executive Board. He has been an independent business consultant since 1997. He was elected to the Board of Directors of Holcim Ltd in 2002.



Adrian Loader, British national, born June 3, 1948, member of the Board of Directors, elected until 2009. Adrian Loader holds an Honours Degree in History of Cambridge University and is a Fellow of the Chartered Institute of Personnel and Development. He began his professional career at Bowater in 1969 and joined Shell the following year. Until 1998, he held various management positions in Latin America, Asia, Europe and on corporate level. In 1998, he was appointed President of Shell Europe Oil Products and became Director for Strategic Planning, Sustainable Development and External Affairs in 2004. Since 2005, he was Director of the Strategy and Business Development Directorate of Royal Dutch Shell and became President and CEO of Shell Canada in 2007, retiring from Shell at the end of the year. In January 2008, he joined the Board of Toronto-based Candax Energy Inc. and was appointed Chairman. He was elected to the Board of Directors of Holcim Ltd in 2006.





Gilbert J. B. Probst, Swiss national, born September 17, 1950, member of the Board of Directors, elected until 2008. He obtained his PhD in 1981 at the University of St. Gallen. From 1984 until 1987, he was Deputy Director and Head of Research at the Institute of Management and, at the same time, he was a lecturer in organizational behavior and management at the University of St. Gallen. Since 1987, he has been a Professor of Organization and Management and Director of the MBA program at the University of Geneva, as well as a member of the Board of SKU (Swiss training programs for senior executives). He is also a founder of the Geneva Knowledge Forum and CORE (Center for Organizational Excellence at the University of St. Gallen). Since 2007, he is also a Managing Director at the World Economic Forum and Dean of Global Leadership Fellows Programme. He was elected to the Board of Directors of Holcim Ltd in 1999.



H. Onno Ruding, Dutch national, born August 15, 1939, member of the Board of Directors, elected until 2010, member of the Audit Committee. He studied economics at the Netherlands School of Economics (now Erasmus University) in Rotterdam (master in 1964, doctorate in 1969). He worked at the Ministry of Finance, The Hague (1965–1970), AMRO Bank, Amsterdam (1971–1976) and, later, as a member of the Board of Managing Directors of AMRO (1981–1982). He was elected to the Executive Board of the International Monetary Fund in Washington, D.C. in 1976 and served four years. In 1982, he became the Minister of Finance in The Netherlands until the end of 1989. He became Director of Citibank in 1990 and was from 1992 until his retirement in 2003 Vice Chairman and Director of Citibank in New York. He is also Chairman of the Board of the Centre for European Policy Studies (CEPS) in Brussels. He was elected to the Board of Directors of Holcim Ltd in 2004.



Thomas Schmidheiny, Swiss national, born December 17, 1945, member of the Board of Directors, elected until 2009, member of the Governance, Nomination & Compensation Committee. He studied mechanical engineering at the ETH Zurich and complemented his studies with an MBA from the IMD Lausanne (1972). In 1999, he was awarded an honorary doctorate for his services in the field of sustainable development from Tufts University, Massachusetts, USA. He began his career in 1970 as Technical Director with Cementos Apasco and was appointed to the Executive Committee of Holcim in 1976, where he held the office of Chairman from 1978 until 2001. He was appointed to the Board of Directors of Holcim Ltd in 1978 and became Chairman of the Board in 1984 until 2003.



Wolfgang Schürer, Swiss national, born September 14, 1946, member of the Board of Directors, elected until 2009. He studied economic and social sciences at the University of St. Gallen, where he was awarded an honorary doctorate in 1999. He is Chairman of the Board of Directors and CEO of MS Management Service AG, St. Gallen (international consultancy firm focusing on strategy and risk evaluation of foreign engagements for multinational firms in Europe, North America, the Middle East and Asia as well as mandates in the international regulatory environment). He is also Distinguished Professor in the Practice of International Business Diplomacy at Georgetown University, School of Foreign Service, Washington, D.C. and a regular visiting Professor for Public Affairs at the University of St. Gallen. Moreover, he is a member of the Curatorium and special representative of The Hague Academy of International Law and a founder of the International Management Symposium at the University of St. Gallen. Since 2006, he serves as a member of Swiss Re's Advisory Panel. He was elected to the Board of Directors of Holcim Ltd in 1997.



Dieter Spälti, Swiss national, born February 27, 1961, member of the Board of Directors, elected until 2009. He studied law at the University of Zurich, obtaining a doctorate in 1989. He began his professional career as a credit officer with Bank of New York in New York, before taking up an appointment as CFO of Tyrolit (Swarovski group), based in Innsbruck and Zurich, in 1991. From 1993 until 2001, he was with McKinsey & Company, ultimately as a partner, and was involved in numerous projects with industrial, financial and technology firms in Europe, the US and Southeast Asia. In October 2002, he joined as a partner Rapperswil-Jona-based Spectrum Value Management Ltd., which administers the industrial and private investments of the family of Thomas Schmidheiny. Since 2006, he is CEO of Spectrum Value Management Ltd. He was elected to the Board of Directors of Holcim Ltd in 2003.

Executive Committee



Markus Akermann, please refer to the section Board of Directors on page 84 for his biographical information.



Tom Clough, British national, born October 25, 1947. Tom Clough has a Bachelor's degree in Mining Engineering from the University of Leeds. Following three years working as a mining engineer, he joined Imperial Chemical Industries (ICI) in 1974. From 1988 to 1994, he worked for global minerals and specialty chemicals group ECC International. In 1997, after some years as an independent consultant, he joined Holcim and assumed diverse management tasks in Asia. He was appointed CEO of Holcim's Philippine Group company in 1998 and, following Holcim's entry into the Indonesian market in 2001, Chief Executive of Jakarta-based PT Holcim Indonesia Tbk. He joined the Holcim Executive Committee in 2004, with responsibility for East Asia including the Philippines and Oceania, as well as South and East Africa.



Hansueli Heé, Swiss national, born May 26, 1948. Hansueli Heé completed his graduate and doctorate studies at the ETH Zurich and in 1987 acquired an MBA from the IMD Lausanne. From 1979 until 1986, he occupied various positions within the Holcim Group, including Plant Manager and Head of Production at Holcim Group companies in Brazil, Mexico and Venezuela. From 1994 until 1998, he served as Director and Area Manager at Holcim Ltd. Hansueli Heé played a key role in expanding Holcim's position in Central and Eastern Europe. He has been a member of the Executive Committee since 1998 and is currently responsible for Europe excluding Iberian Peninsula, UK and Norway.



Paul Hugentobler, Swiss national, born February 14, 1949. Paul Hugentobler has a degree in civil engineering from the ETH Zurich and a degree in economic science from the University of St. Gallen. He joined what is now Holcim Group Support Ltd in 1980 as Project Manager and in 1994 was appointed Area Manager for Holcim Ltd. From 1999 until 2000, he also served as CEO of Siam City Cement, headquartered in Bangkok, Thailand. He has been a member of the Executive Committee since January 1, 2002 with the responsibility for South Asia and ASEAN excluding the Philippines.

Thomas Knöpfel, Swiss national, born February 10, 1951. Thomas Knöpfel obtained a doctorate in law from the University of Zurich in 1982. He also holds a Master of Law degree in US business and financial law and is a licensed attorney. In 1986, he joined the former Union Bank of Switzerland, before beginning his career with Holcim in 1988. After a period as member of the senior management of Holcim (España), S.A. and from 1995 as CEO of Holcim (Colombia) S.A., he was in 1999 appointed Area Manager with responsibility for various Group companies in Latin America. Since January 1, 2003, he has been a member of the Executive Committee, with responsibility for Group region Latin America.



Benoît-H. Koch, French and Brazilian national, born March 24, 1953. Benoît-H. Koch completed his education as an engineer at the ETH Zurich. He joined Holcim in 1977, occupying various positions at Group companies in Belgium, Brazil, France and Switzerland until 1992. He has been a member of the Executive Committee since 1992 and is currently responsible for North America, UK and Norway, the Mediterranean including Iberian Peninsula and International Trade.



Theophil H. Schlatter, Swiss national, born January 7, 1951. Theophil Schlatter graduated in business economics at the University of St. Gallen and is a Swiss Certified Accountant. He began his career as a public accountant at STG Coopers & Lybrand. After six years, he moved to Holcim Group Support Ltd, where he was active for a further six years in Corporate Controlling. From 1991 until 1995, he was Head of Finance and a member of the Executive Committee of Sihl Papier AG. He then served as CFO and a member of the Management Committee of Holcim Switzerland for two years. He has been CFO and a member of the Executive Committee of Holcim Ltd since 1997.



Area Management



Urs Böhlen, Swiss national, born June 7, 1950. Urs Böhlen studied business administration at the University of Berne, graduating in 1977, and complemented his education at the Stanford Business School in 1991. From 1977 to 1979, he served as Project Manager in the accounts division at Union Bank of Switzerland. From 1980 until 1985, he was Head of Controlling at Autophon AG. He joined Holcim in 1985; after holding various positions, he was entrusted with overall management of the former Cementfabrik "Holderbank" at Rekingen in 1989. From 1992 until 1998, he served as CEO of Holcim Switzerland. Since 1998, he has been Area Manager and is currently responsible for Eastern Europe and the CIS/Caspian region.



Bill Bolsover, British national, born August 10, 1950. Following a career with Tarmac which spanned more than 25 years, resulting in a Main Board position. Bill Bolsover joined Aggregate Industries in 2000 onto the Main Board and was made Chief Operating Officer with responsibility for US and UK operations in July 2003. As of January 1, 2006, he has been appointed CEO of Aggregate Industries and Area Manager of Holcim Ltd. In addition to his line responsibilities, he is in charge of the corporate function Aggregates & Construction Materials Services.



Javier de Benito, Spanish national, born June 24, 1958. Javier de Benito studied business administration at the Universidad Autónoma de Madrid and undertook further studies at the Harvard Business School. After a number of years of professional experience in the finance department of an international steel trading company and as a specialist for finance projects with a Spanish export promotion company, he joined Holcim Trading in 1988. Along with responsibility for controlling at the subsidiary companies and for business development, he took on the position of Deputy General Manager in 1992, with responsibility for the trading division. On April 1, 2003, he was appointed Area Manager for the Mediterranean and Indian Ocean.



Bernard Kueng, Swiss national, born August 31, 1954. Bernard Kueng studied engineering at the ETH in Zurich and complemented his studies with an MBA from the University of St. Gallen (1979). He began his career in 1980 at the former Ciba-Geigy Ltd in Switzerland. He worked for the company until 1990, holding various executive positions in the USA. He assumed the position of assistant to a member of the Executive Committee of Holcim Ltd in 1990. From 1991 to 1993, he was responsible for business development at Holcim US. In 1994, he was appointed CEO of Canadian St. Lawrence Cement Inc., and in 1998, CEO of Holcim France Benelux. He has been Area Manager for France and the Benelux countries since July 2007. In his capacity as Corporate Functional Manager he is also responsible for sustainable development.

Gérard Letellier, French national, born January 6, 1953. Gérard Letellier, a graduate of the Business & Administration School of the University of Reims, began his career in 1977 in the marketing unit at Holcim France, ultimately moving up to the position of senior management member responsible for cement sales. From 1998 to 2001, he was CEO of Holcim Vietnam and, from 2002, much of his work in his capacity as Deputy Area Manager of Holcim Ltd was devoted to the expansion of our presence in China. Effective January 1, 2005, Gérard Letellier has been appointed Area Manager. He is responsible for Vietnam, Malaysia, Singapore and Bangladesh.



Bernard Terver, French national, born April 2, 1952. Bernard Terver concluded his studies at the Ecole Polytechnique in Paris in 1976. After beginning his career in the steel industry, he moved in 1977 to French cement manufacturer CEDEST, which was later merged with Holcim (France Benelux) S.A. In May 1999, Bernard Terver was appointed CEO of Holcim (Colombia) S.A. and, since 2000, he has also been CEO of Holcim (Venezuela) C.A. following the creation of a business cluster. On January 1, 2003, he was appointed Area Manager for the Andes nations, Central America and the Caribbean.



Corporate Functional Managers



Bill Bolsover, please refer to the section Area Management on page 90 for his biographical information.



Jacques Bourgon, French national, born August 5, 1958. Jacques Bourgon, a graduate in mechanical engineering of the Ecole Catholique d'Arts et Métiers, Lyon, and a postgraduate of Harvard Business School, joined Holcim in 1990. In 1992, he was appointed Plant Manager of the Tecomán plant and from 1996 to 2001 was responsible for cement operations as member of the Holcim Apasco senior management. He has been Head of the Corporate Engineering service function since mid-2001 and has been promoted to Corporate Cement Manufacturing Services Manager as of January 1, 2005, taking over responsibility for Cement Manufacturing Services effective July 1, 2005.



Beat Fellmann, Swiss national, born August 31, 1964. Beat Fellmann graduated in business economics at the University of St. Gallen and is a Swiss Certified Accountant. He started his career with an international industrial group in the Internal Audit department, became assistant to the CEO and Chairman and worked finally as a specialist in finance projects. Beat Fellmann joined Holcim in 1998 as Head of Financial Holdings. Reporting directly to the CFO, his duties include responsibility for Financial Holdings, Group Tax, Holcim Group Support IT Service Center and Holcim Group Support Accounting & Controlling. On January 1, 2005, Beat Fellmann was promoted to Deputy CFO.



Roland Köhler, Swiss national, born December 13, 1953. Roland Köhler, a graduate in business administration from the University of Zurich, joined building materials group Hunziker (Switzerland) in 1988 as Head of Finance and Administration and has transferred to Holcim as a management consultant in 1994. From 1995 to 1998, he was Head of Corporate Controlling and from 1999 to end 2001 Head of Business Risk Management. Since 2002, he has headed Corporate Strategy & Risk Management. Effective January 1, 2005, Roland Köhler has been promoted to Corporate Strategy & Risk Manager.

Bernard Kueng, please refer to the section Area Management on page 90 for his biographical information.





Stefan Wolfensberger, Swiss national, born January 2, 1957. Stefan Wolfensberger has a doctorate from the ETH Zurich and also completed postgraduate studies at Stanford University in the USA. He joined Holcim in 1987 as a management consultant. From 1990 to 1994, he was assistant to a member of the Executive Committee. He was subsequently appointed CEO of a Belgian construction materials group. From 1997, he headed the Mineral Components/Product Development service function. He has been Head of Commercial Services since October 2004. Effective January 1, 2005, Stefan Wolfensberger has been promoted to Corporate Commercial Services Manager.

Professionally competent!



Claudiu Anghel
Electrical and Automation Coordinator

Ovidiu Buduluca
Automation Engineer



Eduardo Torres
Civil Coordinator

Ioana Birta
Administration Manager

Claudiu Moscu
Safety Responsible

2007 showed that the strategic acquisitions made in previous years are paying off. Holcim achieved stable margins and solid results in all regions, in spite of a slowdown in some markets and rising energy and raw material prices.

This discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the shareholders' letter, the individual reports for the Group regions, the consolidated financial statements and the notes thereon. The quarterly reports contain additional information on the regions and business performance.

Overview

The global economy was still in vigorous expansion in 2007, despite the difficult situation in the US real estate market. Large parts of the construction industry remain in a robust state. This is particularly true of the emerging markets, and especially of Asia. Increasing urbanization, major housing shortages and the need to expand infrastructure are leading to steady demand for construction materials.

Significant rises in energy prices increased the manufacturing costs of the products sold. Average prices quoted for coal and petcoke were 88 percent respectively some 3.5 percent higher than the previous year. Only gas prices remained relatively stable. The efforts made in past years to increase the use of alternative fuels are paying off. The rise in fossil fuel prices also led to an increase in electricity costs. Furthermore, the trend in fuel prices affected not only production costs, but also distribution costs. Efficiency gains and cost savings could not entirely compensate for increases in production costs. In most countries, we had to pass on rises in production costs in the form of higher sales prices for cement, aggregates, ready-mix concrete and asphalt.

The Group further consolidated its position in individual markets last year. This May, Holcim made an offer for the minority shareholdings of St. Lawrence Cement Canada. Unanimously approved by the Board of Directors of the Canadian company, the transaction – worth a total of CAD 681 million – was successfully completed at the end of July with the acquisition of all the outstanding shares. The shares were delisted from the Toronto Stock Exchange on August 13, 2007. In addition, Holcim further increased its stake in ACC and Ambuja Cements in India in the period under review. Under the Indian takeover code, our acquisition of a share package from the founding family in the third quarter triggered a public offer to purchase a further 20 percent of the equity resulting in a further purchase of 5.4 percent. As of December 31, 2007, Holcim holds 43 percent of the share capital (voting rights) of ACC and 46 percent of Ambuja Cements.

At the beginning of June 2007, Holcim sold 85 percent of its 54 percent investment in Group Holcim South Africa to a local consortium. Now that the company meets all requirements in the context of Black Economic Empowerment, it will be able to position itself as one of South Africa's leading suppliers of construction materials. Holcim retains its ties with the company through a technical assistance agreement and a 15 percent minority shareholding. Group Holcim South Africa was deconsolidated as of June 5, 2007, since then it is accounted for using the equity method.

The difficult situation in the US real estate market left its mark on the financial markets. Refinancing in the capital markets became increasingly difficult over the course of the year. Both the Fed and the European Central Bank (ECB) responded to the current situation by making temporary additional liquidity available. In the fourth quarter of 2007, the ECB refrained from raising the prime rates; the US central bank cut these rates by 75 basis points. During the year under review, Holcim refinanced a volume of CHF 1 billion in the capital markets.

Operating results

Sales volumes and principal key figures

		January–December (12 months)				October–December (3 months)			
		2007	2006	±%	±% local currency	2007	2006	±%	±% local currency
Sales of cement	million t	149.6	140.7	+6.3		36.8	36.9	–0.3	
Sales of mineral components	million t	5.5	6.0	–8.3		1.3	1.6	–18.8	
Sales of aggregates	million t	187.9	187.6	+0.2		50.9	49.6	+2.6	
Sales of ready-mix concrete	million m³	45.2	44.2	+2.3		11.6	11.4	+1.8	
Sales of asphalt	million t	14.8	15.3	–3.3		4.3	4.2	+2.4	
Net sales	million CHF	27,052	23,969	+12.9	+11.3	6,766	6,455	+4.8	+4.5
Operating EBITDA	million CHF	6,930	6,086	+13.9	+12.6	1,590	1,597	–0.4	–0.1
Operating EBITDA margin	%	25.6	25.4			23.5	24.7		
Operating profit	million CHF	5,024	4,385	+14.6	+13.5	1,063	1,104	–3.7	–3.2
Net income	million CHF	4,545	2,719	+67.2	+66.0	688	769	–10.5	–5.8
Cash flow from operating activities	million CHF	5,323	4,423	+20.3	+19.1	2,063	2,075	–0.6	–0.3

Currency fluctuations had a comparatively minor impact on the consolidated financial statements in 2007 as in previous years. The average dollar rate declined by some 4 percent, whereas the 4.4 percent rise in the average euro rate largely made up for this.

Sales volumes and net sales

Cement sales rose by 6.3 percent in the 2007 financial year to 149.6 million tonnes. Robust economic activity in Europe and Latin America resulted in a positive trend. In North America, however, the difficult market environment in residential construction caused a decline in cement sales. Volumes in Group region Africa Middle East were significantly higher. With Group Holcim South Africa (2 million tonnes) factored out, they grew by a total of 15.3 percent. Asia Pacific posted the largest volume growth, with 9.9 million tonnes. Besides the positive state of the construction markets, this sharp increase is mainly due to the acquisitions of ACC and Ambuja Cements in India in 2006.

Deliveries of aggregates rose by 0.2 percent to 187.9 million tonnes. With Group Holcim South Africa excluded, the figures show an increase of 3.2 percent or 5.7 million tonnes. Europe benefited from the sustained heavy requirement for construction materials and the first consolidation of Foster Yeoman in the UK. This Group region achieved the largest increase in absolute terms, with 13.4 million tonnes. Total volumes for the Group as a whole were affected by the difficult American market in 2007. Despite the acquisition of Meyer Material by Aggregate Industries US in mid-2006, North America posted a decline of 8.2 million tonnes or 12.6 percent.

Volumes of ready-mix concrete sold grew by 2.3 percent to 45.2 million cubic meters. With the exception of Europe, which suffered a small decline of 1 percent, all Group regions increased sales. With 1.2 million cubic meters, Asia Pacific posted the largest increase, followed by Latin America with 0.5 million cubic meters.

The quarterly key figures are subject to strong seasonal fluctuations. In Europe and North America in particular, the weather conditions at the beginning and end of the year have a major impact on construction activity – and hence on the consolidated results.

Cement deliveries declined by 0.3 percent or 0.1 million tonnes in the fourth quarter. With Group Holcim South Africa factored out, there was an overall increase of 1.2 million tonnes or 3.3 percent. This was mainly due to good business within the Asia Pacific region, which posted a rise of 0.8 million tonnes or 5.1 percent, principally because of brisk construction activity in India.

The development of aggregates sales was positive in the last quarter. With Group Holcim South Africa (–2.2 million tonnes) factored out, the increase totaled 3.5 million tonnes or 7.4 percent. The downturn in the real estate market reduced sales volumes in North America by 18.7 percent or 3.2 million tonnes, though favorable prices and efficiency gains largely compensated for the financial impact of volume reduction.

The trend in ready-mix concrete was also encouraging. In the last quarter, deliveries rose once more by 1.8 percent. With Group Holcim South Africa factored out, the increase was as much as 5.5 percent.

In 2007, net sales increased by 12.9 percent to CHF 27,052 million. Once again, internal growth was solid, at 8.1 percent. Europe achieved an increase of 19.9 percent to CHF 10,401 million, mainly the UK, France, southeastern Europe and Russia contributed to the increase. The construction materials industry benefited from strong demand for residential construction, accelerated infrastructure expansion and commercial and industrial projects. In North America, net sales fell by 2.8 percent to CHF 5,365 million. In Latin America, the economic upward trend was firm, Brazil, Colombia, Ecuador and Argentina making the largest contributions to a rise of 9.1 percent to CHF 4,010 million. Africa Middle East achieved sales of CHF 1,831 million, an improvement – factoring out deconsolidated Group Holcim South Africa – of 21.3 percent. Morocco and Egypt posted significantly higher sales. The largest contribution, however, came from Group region Asia Pacific, with growth of 32.6 percent or CHF 1,547 million. This increase in sales can be attributed to the expanded scope of consolidation and to brisk construction activity, most of all in India and Indonesia.

There was little change to individual product segment weightings since the previous year. The breakdown of net sales at the end of 2007 was as follows: cement 57.5 percent (2006: 56.8), aggregates 10.7 percent (2006: 11.1), other construction materials and services 31.8 percent (2006: 32.1).

Operating EBITDA

Operating EBITDA per region

	January–December (12 months)				October–December (3 months)			
Million CHF	2007	2006	±%	±% local currency	2007	2006	±%	±% local currency
Europe	2,399	1,966	+22.0	+17.0	564	502	+12.4	+10.5
North America	999	1,033	–3.3	–0.4	228	257	–11.3	–7.3
Latin America	1,256	1,244	+1.0	+4.8	324	289	+12.1	+19.6
Africa Middle East	653	692	–5.6	–2.4	118	180	–34.4	–34.1
Asia Pacific	1,844	1,366	+35.0	+29.5	442	433	+2.1	–1.5
Corporate/Eliminations	(221)	(215)			(86)	(64)		
Holcim Group	6,930	6,086	+13.9	+12.6	1,590	1,597	–0.4	–0.1

In spite of a slowdown in construction activity in individual market regions, the Group's overall financial performance improved – due to the successful strategy of geographical diversification. Operating EBITDA rose by 13.9 percent to CHF 6,930 million during the year under review. Constant rises in energy and transportation costs were effectively offset by means of price increases and improvements in operating efficiency.

Group region Europe achieved an increase in operating EBITDA of 22 percent. The largest contribution came from the UK, followed by Russia and southeastern Europe. The good economic situation was evident in most countries, though in Spain, Italy and Switzerland a certain degree of market saturation was noted. In North America, the reduced sales volumes were offset by increasing both sales prices and operating efficiency. Operating EBITDA therefore fell by a mere 3.3 percent to around CHF 1 billion. In Latin America (+1 percent), rising energy costs and persistent tough competition in Brazil were more than offset by improved performance in Colombia and Ecuador. In Group region Africa Middle East, the deconsolidation of Group Holcim South Africa led to a 5.6 percent fall in operating EBITDA. With Group Holcim South Africa's operating EBITDA of CHF 144 million factored out, the region posted an increase of 26.9 percent. The increase in Asia Pacific totaled 35 percent, about one third of which can be attributed to the expanded scope of consolidation in India. Apart from India, Group companies in Indonesia and the Philippines contributed to the improved result.

After factoring out the impact of the newly consolidated companies and currency translation, internal growth of the Group's operating EBITDA came to 10.8 percent – once again significantly higher than the long-term target of 5 percent.

As a percentage of net sales, distribution and selling expenses increased to 22.7 percent (2006: 22.4). This rise is mainly due to higher energy costs and associated rises in transport costs. As a percentage of net sales, administration expenses remained stable at 6.7 percent.

Fourth-quarter operating EBITDA was 0.4 percent down compared to the previous year. With Group Holcim South Africa factored out, the Group reached overall growth of 4.7 percent. In Europe, the increase was 12.4 percent. Russia and the UK were the main contributors. In North America, the downturn in the real estate market caused a decline of 11.3 percent, primarily due to a softening demand in private residential construction. Latin America recorded a substantial 12.1 percent improvement in operating EBITDA in the last quarter, partly due to rising prices in the Brazilian market. Asia Pacific posted growth of 2.1 percent.

Operating EBITDA margin

The operating EBITDA margin increased slightly, from 25.4 percent to 25.6. Europe improved by 0.4 percentage points, mainly as a result of the encouraging market situation in Russia and Azerbaijan. North America posted a fall of 0.1 percentage points, having almost entirely made up for declining volumes and the thereof resulting negative scaling effects by reducing low-margin imports and increasing operating efficiency. In Latin America, the margin fell by 2.6 percentage points, mainly due to higher raw material and energy costs in Brazil. Group regions Africa Middle East and Asia Pacific increased by 2.5 percentage points (excluding Group Holcim South Africa, 1.6 percentage points) and 0.5 percentage points respectively, due to a robust demand for construction materials and a solid price environment in many countries.

In the cement segment, the operating EBITDA margin was steady at 32.6 percent. The margin rose in all Group regions or remained stable as was the case in North America; only Latin America posted a small decline. The other segments also remained constant. In the aggregates segment, the margin saw a slight fall of 0.4 percentage points to 20.3 percent. All Group regions, except North America, posted an improvement. The UK recorded the strongest growth by far. The other construction materials and services segment saw its margin rise by 1 percentage point to 7 percent. All Group regions contributed to the improvement in the EBITDA margin except for Asia Pacific and Africa Middle East. Group Region Africa Middle East (with Group Holcim South Africa factored out) generated the strongest growth overall.

Net income

Net income rose by CHF 1,826 million to CHF 4,545 million (2006: 2,719). The sharp improvement in consolidated net income is largely due to the capital gain and the special dividend from the sale of the investment in South Africa totaling CHF 1,260 million and the increase of CHF 639 million in operating profit to CHF 5,024 million (2006: 4,385). Changes in the scope of consolidation increased Group net income by CHF 88 million, while the currency effect added a further CHF 31 million. Internal growth, not including the one-off proceeds of the sale of Group Holcim South Africa, totaled CHF 447 million.

85 percent of total net income was attributable to equity holders of Holcim Ltd (2006: 77.4). The main reasons for the rise over the previous year were the minority buyouts in Canada and India and the disposal of Group Holcim South Africa. Earnings per Holcim Ltd dividend-bearing registered share climbed 72 percent in the year under review to CHF 14.86 (2006: 8.64). With the capital gain and the special dividend from the sale of Group Holcim South Africa excluded, the increase was 16 percent to CHF 10.02.

The effective tax rate in 2007 was 21 percent (2006: 28). With the capital gain and the special dividend from South Africa excluded, it was 27 percent. In the longer term, the Group tax rate is expected to come slightly under 30 percent.

Cash flow from operating activities

Cash flow from operating activities increased by 20.3 percent to CHF 5,323 million. The improvement in the operating result impacted positively on cash flow, while the CHF 148 million increase in tax charges had a negative effect. After adjustment for acquisitions and currency effects, cash flow from operating activities excluding the special dividend received from Group Holcim South Africa amounted to CHF 5,133 million. The cash flow margin reached 19.7 percent in fiscal 2007 (2006: 18.5).

Financing activities, investments and liquidity

Cash flow

Million CHF	January–December (12 months) 2007	2006	±%	±% local currency	October–December (3 months) 2007	2006	±%	±% local currency
Cash flow from operating activities	5,323	4,423	+20.3	+19.1	2,063	2,075	–0.6	–0.3
Net capital expenditures to maintain productive capacity and to secure competitiveness	(1,043)	(1,062)	–1.8	–2.3	(305)	(423)	–27.9	–27.6
Free cash flow	**4,280**	**3,361**	**+27.3**	**+25.9**	**1,758**	**1,652**	**+6.4**	**+6.7**
Expansion investments	(2,245)	(1,265)	+77.5	+76.0	(886)	(489)	+81.2	+80.4
Financial investments net	(2,277)	(2,054)	+10.9	+14.4	(849)	(457)	+85.8	+89.7
Dividends paid	(872)	(703)	+24.0	+38.7	(23)	(64)	–64.1	–25.3
Financing (requirement) surplus	**(1,114)**	**(661)**	**+68.5**	**+99.6**	**0**	**642**	**–100.0**	**–105.3**
Cash flow from financing activities	1,262	571	+121.0	+149.7	163	(909)	–117.9	–120.4
In(De)crease in cash and cash equivalents	**148**	**(90)**	**–264.4**	**–216.7**	**163**	**(267)**	**–161.0**	**–156.5**

Investment activities

In the financial reporting year, cash flow used in investment activities increased by CHF 1,184 million to CHF 5,565 million. This rise is largely due to higher expansion investments and an increase in investment in financial assets. Further information on investment in financial assets can be found on pages 120 to 122 of the Annual Report.

Holcim invested a net CHF 3,288 million (2006: 2,327) in production and other fixed assets in the last financial year. Compared to the previous year, this represents an increase of 41.3 percent. This rise underscores Holcim's efforts to achieve further growth not only by acquiring new companies, but also by strengthening and expanding our positions in existing and new markets. We also make every effort to ensure that all our facilities measure up to state-of-the-art standards in terms of both cost and environmental efficiency. The most important current investment projects include the construction of new cement plants in the US and Mexico, the expansion of a cement plant in Russia and the construction of a new kiln line in Romania. In addition, Holcim is selectively expanding its capacities in the growth market of India.

Key investment projects

Campulung – new kiln line in Romania

Strong growth in the Romanian market led Holcim to increase its investments in the country. In parallel with the construction of the country's largest kiln line, additional investment is being made in logistics and distribution – and also in grinding capacity. We expect to complete the first stage in the second quarter of 2008. The second stage is scheduled for completion in 2009. Long-term annual cement capacity is 1.8 million tonnes.

Ste. Genevieve – new cement plant in the US

Following an extensive environmental impact study and with all the necessary permits in place, the construction of the new cement plant in Ste. Genevieve County, Missouri (annual capacity: 4 million tonnes), is progressing according to schedule. Earth moving work for the port and the future factory site has been completed. All silos, the port and the premises are ready. Holcim US is now focusing on the task of building the plant facilities. This plant, the largest and most environmentally efficient in the US, is scheduled to come on stream in 2009.

Shurovo – capacity expansion in Russia

In the first quarter of 2007, in order to create a sustainable Russian base for Holcim called for in the fundamental strategy, work began on the modernization and expansion of the Shurovo cement plant. Project work during 2007 focused on obtaining the necessary construction permits and conducting the public tender process. As a result of doubling the annual capacity to 2.1 million tonnes, Holcim will participate in Russia's strong economic growth, and the modernization of the plant will make a major contribution to improving environmental protection. Occupational safety is also a key aspect of this project, in keeping with our social responsibilities.

Hermosillo – new cement plant in Mexico

In view of Mexico's growth potential, Holcim has decided to build a new cement plant near Hermosillo in the northwest of the country, with an annual capacity of 1.6 million tonnes. Starting in 2010, the new plant will be the ideal complement to the existing production network in Mexico – giving Holcim Apasco an even better national position.

India – expanding our market position

Our two Indian companies, ACC and Ambuja Cements, are strengthening their position in the fast-growing Indian market with several major investment projects that will be completed in 2010. The approved projects will increase Group production capacity by 6.9 million tonnes of cement for ACC and 7.5 million tonnes of cement for Ambuja Cements.

Investments in rationalizing and improving processes and in environmental and occupational safety measures totaled CHF 1,384 million (2006: 1,282). The increase was due to a combination of new acquisitions and higher spending by the existing companies.

In connection with the successfully implemented Asset Reduction Program (ARP) in place since mid-2002, 2007 saw the sale of more redundant assets. The book value of assets sold under the ARP totaled CHF 192 million (2006: 252).

Group ROIC

The Group return on invested capital (ROIC) measures the profitability of the capital employed. It is regarded as a key indicator of operating profitability. The indicator is calculated by expressing EBIT as a percentage of the average invested capital (excluding cash and cash equivalents and marketable securities).

Group ROIC

Million CHF

	EBIT[1]	Invested capital			ROIC in %
		Previous year	Business year	Average	
2006	4,610	29,693	34,780	32,236	14.3
2007	6,549	34,780	37,934	36,357	18.0

[1] Earnings before interest and taxes.

In the last financial year, the ROIC rose from 14.3 percent to 18 percent. Most of this growth can be attributed to the disproportionate increase in EBITDA and capital gains. If the special dividend and capital gain from Group Holcim South Africa (a total of CHF 1,260 million) is excluded, the ROIC is at 14.6 percent. Despite the strong rise in operating EBITDA, ROIC showed only a slight increase of 0.3 percentage points. This is mainly attributable to heavy investment in the expansion of production capacities, which as a rule only come on stream after a construction phase lasting two or three years.

Financing activity

In addition to cash flow from operating activities, the additional debt capital was used to fund investments and refinance existing borrowings. The following significant transactions should be mentioned:

CHF 400 million	bond Holcim Ltd with a fixed interest rate of 3.125%, swapped into floating interest rates at inception, and a term of 2007 to 2017.
CHF 250 million	bond Holcim Overseas Finance Ltd. with fixed interest rate of 3%, swapped into floating interest rates at inception, and a term of 2007 to 2013. Guaranteed by Holcim Ltd.
CAD 300 million	bond Holcim Finance (Canada) Inc. with a fixed interest rate of 5.9% and a term of 2007 to 2013. Guaranteed by Holcim Ltd.

In 2007, US dollar convertible bonds (0%, 2002–2017) with a nominal value of USD 130 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 600 million were converted into 8,237,465 newly issued, fully paid-in registered shares of Holcim Ltd through the use of conditional share capital. As a result, shareholders' equity rose by CHF 808 million. After the majority of the US dollar and CHF convertible bonds had been converted, Holcim exercised its right to redeem those that were still outstanding.

Net financial debt

Despite heavy investment activity and acquisitions, net financial debt increased only slightly last financial year. At the end of the financial year, net financial debt totaled CHF 12,873 million (2006: 12,837). Most of the fluctuations during the year were due to IFRS requirements regarding the treatment of obligations entered into for the buyout of minority interests.

At the end of the last financial year, the ratio of net financial debt to equity (gearing) reached 58.7 percent. Gearing was reduced as a result of the higher equity base and the still significant minority interests. At the end of the year, gearing was below the target range for BBB+ debtors of 80 to 100 percent.

Net financial debt and total shareholders' equity

Billion CHF



24
22
20
18
16
14
12
10
8
6
4
2
0
68.6%
70.0%
60.3%
66.7%
58.7%
12.8
13.5
13.3
14.5
12.9
Dec. 06
March 07
June 07
Sept. 07
Dec. 07
Net financial debt
Total shareholders' equity (including minority interests)
Gearing

The other important financial ratios improved as a result of the higher cash inflow. In 2007, the ratio of funds from operations (FFO) to net financial debt stood at 50.2 percent (target for BBB+ debtors: >25), adjusted to the special dividend and the capital gain from South Africa the figure was 40.4 percent. Including the capital gain and the special dividend from South Africa, EBITDA net interest coverage reached 11× (target for BBB+ debtors: >5), while EBIT net interest coverage reached 8.5× (target for BBB+ debtors: >3). With the capital gain and the special dividend from South Africa factored out, EBITDA and EBIT net interest coverage reached values of 9.3× and 6.9× respectively.

Holcim places great importance on its favorable credit ratings, and therefore gives corresponding priority to achieving its financial targets and retaining its investment grades. Detailed information on the credit ratings can be found on page 31 of this Annual Report.

Financing profile

The average maturity of financial liabilities remained stable at four years. Liabilities in US dollar increased. Liabilities in US dollar, euro and British pound totaled 66.8 percent of total financial liabilities. The average interest rate of the financial liabilities as at December 31, 2007 was 5.1 percent, slightly ahead of the previous year's figure of 5 percent. This can be attributed to the stable currency distribution of financial liabilities. The average interest rates of financial liabilities were as follows: US dollar: 5.4 percent, euro: 4.6 percent, British pound: 6.9 percent.

Maturities of financial liabilities

Billion CHF



5
4
3
2
1
0
3.6 3.6
2.8
1.1
1.7
3.5
1.2
2.0
2.7
1.3
4.2
4.5
<1
<2
<3
<4
<5
5+
years
31.12.2007
31.12.2006

Liquidity

To secure liquidity, the Group holds a cash position of CHF 3,372 million (2006: 3,223). As of December 31, 2007, unutilized credit lines amounting to CHF 8,194 million (2006: 8,332) were also available (see also page 142). This includes unused committed credit lines of CHF 5,471 million (2006: 5,435).

Currency sensitivity

The Group operates in more than 70 countries, generating by far the biggest part of its results in currencies other than the Swiss franc. Only about 2.5 percent of net sales are generated in Swiss francs.

The impact of foreign exchange movements has little effect on the consolidated accounts. As the Group produces a very high proportion locally, most costs are also incurred in local currencies. The effects of foreign exchange movements are therefore largely restricted to the translation of local financial statements. In the last financial year, the balance was positive, as the strength of the euro made up for the weakness of the US dollar.

The currency effect of the US dollar and the euro on the most important key figures of the consolidated financial statements and cash flow from operating activities is presented on the basis of the following sensitivity analyses. The sensitivity analysis only factors in those effects caused by the translation of local financial statements into Swiss francs. Currency effects from transactions executed locally cannot be reflected in the simulation. Due to the fact that we produce locally currency risk is, however, low. Since sales and the related expenses are denominated in the same currency, they are by nature protected from currency fluctuations. The impact of a hypothetical decline in the value of the US dollar or the euro against the Swiss franc by CHF 0.01 would be as follows:

Sensitivity analysis US dollar

	USD/CHF at 1.20	USD/CHF at 1.19	± in million CHF
Million CHF			
Net sales	27,052	27,013	(39)
Operating EBITDA	6,930	6,919	(11)
Net income	4,545	4,531	(14)
Cash flow from operating activities	5,323	5,314	(9)

Sensitivity analysis euro

	EUR/CHF at 1.65	EUR/CHF at 1.64	± in million CHF
Million CHF			
Net sales	27,052	27,025	(27)
Operating EBITDA	6,930	6,924	(6)
Net income	4,545	4,542	(3)
Cash flow from operating activities	5,323	5,319	(4)

Consolidated statement of income of Group Holcim

Million CHF	Notes	2007	2006	±%
Net sales	5	**27,052**	**23,969**	**+12.9**
Production cost of goods sold	6	(14,073)	(12,616)	
Gross profit		**12,979**	**11,353**	**+14.3**
Distribution and selling expenses	7	(6,150)	(5,358)	
Administration expenses		(1,805)	(1,610)	
Operating profit		**5,024**	**4,385**	**+14.6**
Other income	10	1,242	97	
Share of profit of associates	20	259	89	
Financial income	11	227	188	
Financial expenses	12	(1,006)	(962)	
Net income before taxes		**5,746**	**3,797**	**+51.3**
Income taxes	13	(1,201)	(1,078)	
Net income		**4,545**	**2,719**	**+67.2**
Attributable to:				
Equity holders of Holcim Ltd		3,865	2,104	+83.7
Minority interest		680	615	+10.6
CHF				
Earnings per dividend-bearing share[1]	15	14.86	8.64	+72.0
Fully diluted earnings per share[1]	15	14.73	8.50	+73.3

Million CHF				
Operating EBITDA[2]	9	6,930	6,086	+13.9
EBITDA[3]		8,468	6,333	+33.7

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
[2] Operating profit CHF 5,024 million (2006: 4,385) before depreciation and amortization of operating assets CHF 1,906 million (2006: 1,701).
[3] Net income CHF 4,545 million (2006: 2,719) before interest earned on cash and marketable securities CHF 203 million (2006: 149), financial expenses CHF 1,006 million (2006: 962), taxes CHF 1,201 million (2006: 1,078) and depreciation and amortization CHF 1,919 million (2006: 1,723).

Consolidated balance sheet of Group Holcim

Million CHF	Notes	31.12.2007	31.12.2006
Cash and cash equivalents	16	3,345	3,208
Marketable securities		27	15
Accounts receivable	17	4,073	3,659
Inventories	18	2,535	2,282
Prepaid expenses and other current assets		392	583
Total current assets		**10,372**	**9,747**
Financial assets	19	639	689
Investments in associates	20	809	727
Property, plant and equipment	22	25,011	23,831
Intangible and other assets	23	11,076	9,419
Deferred tax assets	29	304	289
Total long-term assets		**37,839**	**34,955**
Total assets		**48,211**	**44,702**
Trade accounts payable	25	2,924	2,568
Current financial liabilities	26	3,616	3,590
Current tax liabilities		332	271
Other current liabilities		1,961	2,064
Short-term provisions	30	192	128
Total current liabilities		**9,025**	**8,621**
Long-term financial liabilities	27	12,629	12,470
Defined benefit obligations	31	416	488
Deferred tax liabilities	29	2,900	3,023
Long-term provisions	30	1,296	1,375
Total long-term liabilities		**17,241**	**17,356**
Total liabilities		**26,266**	**25,977**
Share capital	34	527	511
Capital surplus		6,879	6,085
Treasury shares	34	(67)	(62)
Reserves		11,443	8,643
Total equity attributable to shareholders of Holcim Ltd		**18,782**	**15,177**
Minority interest	35	3,163	3,548
Total shareholders' equity		**21,945**	**18,725**
Total liabilities and shareholders' equity		**48,211**	**44,702**

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2005	**460**	**3,967**	**(59)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income (loss) recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase	42	1,668	
Conversion of convertible bonds	9	440	41
Dividends			
Change in treasury shares net			(44)
Share-based remuneration		10	
Capital repaid to minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**51**	**2,118**	**(3)**
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income (loss) recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds	16	792	
Dividends			
Change in treasury shares net			(18)
Share-based remuneration		2	13
Capital repaid to minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**16**	**794**	**(5)**
Equity as at December 31, 2007	**527**	**6,879**	**(67)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Minority interest	Total shareholders' equity
Attributable to equity holders of Holcim Ltd						
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
			(250)	(250)	(369)	(619)
			26	26		26
	2			2		2
		20		20		20
	2			2		2
	4	20	(224)	(200)	(369)	(569)
2,104				2,104	615	2,719
2,104	**4**	**20**	**(224)**	**1,904**	**246**	**2,150**
						1,710
20				20		510
(382)				(382)	(315)	(697)
2				2		(42)
						10
					(548)	(548)
					1,770	1,770
					(388)	(388)
(360)				**(360)**	**519**	**2,325**
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
			(555)	(555)	105	(450)
		6		6		6
		6	(555)	(549)	105	(444)
3,865				3,865	680	4,545
3,865		**6**	**(555)**	**3,316**	**785**	**4,101**
						808
(522)				(522)	(332)	(854)
6				6		(12)
						15
					(11)	(11)
					(74)	(74)
					(753)	(753)
(516)				**(516)**	**(1,170)**	**(881)**
13,263	**3**	**1**	**(1,824)**	**11,443**	**3,163**	**21,945**

Consolidated cash flow statement of Group Holcim

Million CHF	Notes	2007	2006
Net income before taxes		**5,746**	**3,797**
Other income		(1,242)	(97)
Share of profit of associates		(259)	(89)
Financial expenses net		779	774
Operating profit		**5,024**	**4,385**
Depreciation and amortization of operating assets	8	1,906	1,701
Other non-cash items		187	224
Change in net working capital		(92)	(219)
Cash generated from operations		**7,025**	**6,091**
Dividends received		233	71
Interest received		234	187
Interest paid		(972)	(908)
Income taxes paid		(1,144)	(996)
Other expenses		(53)	(22)
Cash flow from operating activities (A)		**5,323**	**4,423**
Purchase of property, plant and equipment	38	(3,629)	(2,547)
Disposal of property, plant and equipment	38	341	220
Purchase of financial assets, intangible and other assets	38	(3,181)	(2,760)
Disposal of financial assets, intangible and other assets	38	904	706
Cash flow used in investing activities (B)		**(5,565)**	**(4,381)**
Dividends paid on ordinary shares		(522)	(382)
Dividends paid to minority shareholders		(350)	(285)
Dividends paid on preference shares of subsidiaries		0	(36)
Capital increase		(8)	1,705
Capital repaid to minority interests		(11)	(548)
Movements of treasury shares net		(12)	(42)
Increase in current financial liabilities net		406	1,162
Proceeds from long-term financial liabilities		5,314	4,636
Repayment of long-term financial liabilities		(4,427)	(6,342)
Cash flow (used in) from financing activities (C)		**390**	**(132)**
In(De)crease in cash and cash equivalents (A+B+C)		**148**	**(90)**
Cash and cash equivalents as at January 1	16	**3,208**	**3,332**
In(De)crease in cash and cash equivalents		148	(90)
Currency translation effects		(11)	(34)
Cash and cash equivalents as at December 31	16	**3,345**	**3,208**

The conversions of the convertible bonds are disclosed in note 34. In 2007, the position capital increase includes the costs for the conversions of the convertible bonds.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Adoption of revised International Financial Reporting Standards and new interpretations

In 2007, Group Holcim adopted the following revised standards and new interpretations relevant to the Group which became effective from January 1, 2007:

Amendments to IAS 1	*Presentation of Financial Statements: Capital Disclosures*
IFRS 7	*Financial Instruments: Disclosures*
IFRIC 7	*Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*
IFRIC 8	*Scope of IFRS 2*
IFRIC 10	*Interim Financial Reporting and Impairment*

These revised and new standards and interpretations, except for IFRIC 7, IFRIC 8 and IFRIC 10, are disclosure-related only.

In 2008, Group Holcim will adopt the following new interpretations relevant to the Group:

IFRIC 11	*IFRS 2 – Group and Treasury Share Transactions*
IFRIC 14	*The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The effect of applying IFRIC 11 will have no impact on the Group. The Group is in the process of evaluating IFRIC 14 but does not expect it to have a material impact on the Group's financial statements.

In 2009, Group Holcim will adopt the following revised and new standards relevant to the Group:

IAS 1 (revised)	*Presentation of Financial Statements*
IAS 23	*Borrowing Costs*
IFRS 2 (amended)	*Share-based payment*
IFRS 8	*Operating Segments*

The revised IAS 1 and the new IFRS 8 are disclosure-related only. The amendment to IAS 23 will have no impact on the consolidated financial statements as the accounting policy already specify capitalization of attributable interest costs. The amendment to IFRS 2 (amended) clarifies that vesting conditions are either service conditions or performance conditions. The effect of applying the amendment will have no impact on the Group's financial statements.

In 2010, Group Holcim will adopt the following revised standards relevant to the Group:

IAS 27 (revised)	*Consolidated and Separate Financial Statements*
IFRS 3 (revised)	*Business Combinations*

According to IAS 27 (revised), changes in the ownership interest of a subsidiary that do not result in a loss of control will be accounted for as an equity transaction. The Group is in the process of evaluating the impact on future transactions. The amendment to IFRS 3 (revised) introduces several changes such as the choice to measure the non-controlling interest in the acquiree either at fair value or at its proportionate interest in the acquiree's identifiable net assets, the accounting for step acquisitions as well as the treatment of transaction costs. The Group is in the process of evaluating the impact on future business combinations.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements. These estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future. However, actual results could differ from those estimates.

Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year relate primarily to goodwill, and to a lesser extent defined benefit obligations, deferred tax assets, long-term provisions, depreciation of property, plant and equipment and disclosure of contingent liabilities at the balance sheet date. The cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (note 31). The Group tests annually whether goodwill has suffered any impairment in accordance with its accounting policy. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 23). All other estimates mentioned above are further detailed in the corresponding disclosures.

Scope of consolidation

The consolidated financial statements comprise those of Holcim Ltd and of its subsidiaries, including joint ventures and associated companies. The list of principal companies is presented in the section "Principal companies".

Principles of consolidation

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions and balances between Group companies are eliminated.

It is common practice for the Group to write put options and acquire call options in connection with the remaining shares held by the minority shareholders both as part of and outside a business combination. In such cases, the present value of the redemption amount of the put option is recognized as a financial liability with any excess over the carrying amount of the minority interest recognized as goodwill. To the extent that the Group has a present ownership interest, no earnings are attributed to minority interests. The financial liability is subsequently measured at amortized cost. Effects of changes in expected cash flows are charged against goodwill.

The Group's interest in jointly controlled entities is consolidated using the proportionate method of consolidation. Under this method, the Group records its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the consolidated financial statements on a line-by-line basis. All transactions and balances between the Group and joint ventures are eliminated to the extent of the Group's interest in the joint ventures.

Investments in associated companies are accounted for using the equity method of accounting. These are companies over which the Group generally holds between 20 and 50 percent of the voting rights and has significant influence but does not exercise control. Goodwill arising on the acquisition is included in the carrying amount of the investment in associated companies. Equity accounting is discontinued when the carrying amount of the investment together with any long-term interest in an associated company reaches zero, unless the Group has in addition either incurred or guaranteed additional obligations in respect of the associated company.

Foreign currency translation

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at exchange rates ruling on December 31.

Goodwill arising on the acquisition of a foreign entity is expressed in the functional currency of the foreign operation and is translated at the closing rate.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Exchange differences arising on monetary items that form part of an entity's net investment in a foreign operation are reclassified to equity (currency translation adjustment) in the consolidated financial statements and are only released to the income statement on the disposal of the foreign operation. The individual financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Segment information
Segment information is presented in respect of the Group's geographical and business segments.

The primary segment reporting format, which reflects the management organization, is presented by geographical area, based on the location of assets.

Secondary information is reported by business segments and is defined as strategic activities focusing on the delivery of a range of products or services to create value for customers. The segmentation comprises cement, aggregates and other construction materials and services.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties. Segment revenue and segment result include transfers between business segments. Those transfers are eliminated in consolidation.

Cash and cash equivalents
Cash equivalents are readily convertible into a known amount of cash with original maturities of three months or less. Cash and cash equivalents comprise cash at banks and in hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts.

Marketable securities
Marketable securities consist primarily of debt and equity securities which are traded in liquid markets and are classified as available-for-sale. They are carried at fair value with all fair value changes recorded in equity until the financial asset is either impaired or disposed of at which time the cumulative gain or loss previously recognized in equity is transferred to net income for the period.

Accounts receivable
Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials and additives, direct labor, other direct costs and related production overheads. Cost of inventories includes transfers from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

Financial assets
Financial assets consist of (a) investments in third parties, (b) long-term receivables from associates, (c) long-term receivables from third parties, and (d) long-term derivative assets. Investments in third parties are classified as available-for-sale and long-term receivables from associates and third parties are classified as loans and receivables. Long-term derivative assets are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

All purchases and sales of investments are recognized on trade date, which is the date that the Group commits to purchase or sell the asset. Purchase cost includes transaction costs, except for derivative instruments. Loans and receivables are measured at amortized cost. Available-for-sale investments are carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses arising from changes in the fair value of available-for-sale investments are included in equity until the financial asset is either impaired or disposed of, at which time the cumulative gain or loss previously recognized in equity is transferred to net profit and loss for the period.

Property, plant and equipment
Property, plant and equipment is valued at acquisition or construction cost less depreciation and impairment loss. Cost includes transfers from equity of any gains or losses on qualifying cash flow hedges. Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, on the following bases:

Land	No depreciation except on land with raw material reserves
Buildings and installations	20 to 40 years
Machinery	10 to 30 years
Furniture, vehicles and tools	3 to 10 years

Costs are only included in the asset's carrying amount when it is probable that economic benefits associated with the item will flow to the Group in future periods and the cost of the item can be measured reliably. Costs include the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. All other repairs and maintenance expenses are charged to the income statement during the period in which they are incurred.

Mineral reserves, which are included in the class "land" of property, plant and equipment, are valued at cost and are depreciated based on the physical unit-of-production method over their estimated commercial lives.

Costs incurred to gain access to mineral reserves are capitalized and depreciated over the life of the quarry, which is based on the estimated tonnes of raw material to be extracted from the reserves.

Interest cost on borrowings to finance construction projects which last longer than one year are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through a finance lease is capitalized at the date of inception of the lease at the present value of the minimum future lease payments. The corresponding lease obligations, excluding finance charges, are included in either current or long-term financial liabilities.

For sale and lease-back transactions, the book value of the related property, plant or equipment remains unchanged. Proceeds from a sale are included as a financing liability and the financing costs are allocated over the term of the lease in such a manner that the costs are reported over the relevant periods.

Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and interests in joint ventures is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill that is recognized as an intangible asset is tested annually for impairment and carried at cost less accumulated impairment losses.

On disposal of a subsidiary, associate or joint venture, the related goodwill is included in the determination of profit or loss on disposal.

Goodwill is allocated to cash generating units for the purpose of impairment testing (note 23).

In the event that Holcim acquires a minority interest in a subsidiary, goodwill is measured at cost, which represents the excess of the purchase consideration given over Holcim's additional interest in the book value of the net assets acquired.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Computer software

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.

Expenditures which enhance or extend the performance of computer software programs beyond their original specifications are capitalized and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, but not exceeding a period of three years.

Other intangible assets

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their estimated useful lives, but not exceeding 20 years.

Impairment of non-financial assets

At each balance sheet date, the Group assesses whether there is any indication that a non-financial asset may be impaired. If any such indication exists, the recoverable amount of the non-financial asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual non-financial asset, the Group estimates the recoverable amount of the smallest cash generating unit to which the non-financial asset belongs.

If the recoverable amount of a non-financial asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the non-financial asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognized immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the non-financial asset or cash generating unit is increased to the revised estimate of its recoverable amount. However, this increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for that non-financial asset or cash generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the income statement.

Impairment of financial assets

At each balance sheet date, the Group assesses whether there is any indication that a financial asset may be impaired. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the future estimated cash flows discounted at the origial effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis.

In relation to accounts receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Long-term financial liabilities

Bank loans acquired and non-convertible bonds issued are recognized initially at the proceeds received, net of transaction costs incurred. Subsequently, bank loans and non-convertible bonds are stated at amortized cost using the effective interest method with any difference between proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the term of the borrowings.

Upon issuance of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is carried as a long-term liability on the amortized cost basis using the effective interest method until extinguishment on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

Long-term derivative liabilities are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

Financial liabilities that are due within 12 months after the balance sheet date are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability until more than 12 months after the balance sheet date.

Deferred taxes

Deferred tax is provided, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine the deferred tax expense.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences or unused tax losses can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures except where the Group is able to control the distribution of earnings from these respective entities and where dividend payments are not expected to occur in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is treated accordingly.

Site restoration and other environmental provisions

The Group provides for the costs of restoring a site where a legal or constructive obligation exists. The cost of raising a provision before exploitation of the raw materials has commenced is included in property, plant and equipment and depreciated over the life of the site. The effect of any adjustments to the provision due to further environmental damage is recorded through operating costs over the life of the site to reflect the best estimate of the expenditure required to settle the obligation at balance sheet date. Changes in the measurement of a provision that result from changes in the estimated timing or amount of cash outflows, or a change in the discount rate, are added to, or deducted from, the cost of the related asset as appropriate in the current period. All provisions are discounted to their present value based on a long-term borrowing rate.

Emission rights

The initial allocation of emission rights granted is recognized at nominal amount (nil value). Where a Group company has emissions in excess of the emission rights granted, it will recognize a provision for the shortfall based on the market price at that date. The emission rights are held for compliance purposes only and therefore the Group does not intend to speculate with these in the open market.

Other provisions

A provision is recognized when there exists a legal or constructive obligation arising from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of this amount.

Employee benefits – Defined benefit plans

Some Group companies provide defined benefit pension plans for employees. Professionally qualified independent actuaries value the funds on a regular basis. The obligation and costs of pension benefits are determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs.

Actuarial gains or losses are amortized based on the expected average remaining working lives of the participating employees, but only to the extent that the net cumulative unrecognized amount exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the end of the previous year. The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate on high quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation.

A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any unrecognized net actuarial losses and past service costs.

Employee benefits – Defined contribution plans
In addition to the defined benefit plans described above, some Group companies sponsor defined contribution plans based on local practices and regulations. The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Employee benefits – Other long-term employment benefits
Other long-term employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the year end, profit sharing, bonuses and deferred compensation.

The measurement of these obligations differs from defined benefit plans in that all actuarial gains and losses are recognized immediately and no corridor approach is applied.

Employee benefits – Equity compensation plans
The Group operates various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting (note 31).

Minority interests
Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet.

Revenue recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received net of sales taxes and discounts. Revenue from the sale of goods is recognized when delivery has taken place and the transfer of risks and rewards of ownership has been completed.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset. Dividends are recognized when the shareholder's right to receive payment is established.

Certain activities of the Group are construction contract driven. Consequently contract revenue and contract costs are recognized in the income statement on the percentage of completion method, with the stage of completion being measured by reference to actual work performed to date.

Contingent liabilities
Contingent liabilities arise from conditions or situations where the outcome depends on future events. They are disclosed in the notes to the financial statements.

Financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in the section "Financial risk management".

Financial risk factors – General risk management approach

The Group's activities expose it to a variety of financial risks, including the effect of changes in debt structure and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. Therefore, the Group does not enter into derivative or other financial transactions which are unrelated to its operating business. As such, a risk-averse approach is pursued.

Financial risk management within the Group is governed by policies approved by Group management. It provides principles for overall risk management, as well as policies covering specific areas such as interest rate risk, foreign exchange risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

Financial risk factors – Market risk

Holcim is exposed to market risk, primarily relating to foreign exchange and interest rate risk. Management actively monitors these exposures. To manage the volatility relating to these exposures, Holcim enters into a variety of derivative financial instruments. The Group's objective is to reduce, where appropriate, fluctuations in earnings and cash flows associated with changes in foreign exchange and interest rate risk. To manage liquid funds, it might write call options on assets it has or it might write put options on positions it wants to acquire and has the liquidity to acquire. Holcim, therefore, expects that any loss in value of those instruments generally would be offset by increases in the value of the underlying transactions.

Financial risk factors – Liquidity risk

Group companies need a sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, for approval at Group level.

The Group monitors its liquidity risk by using a recurring liquidity planning tool and maintains sufficient reserves of cash, unused credit lines and readily realizable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international financial markets for financing purposes.

Financial risk factors – Interest rate risk

The Group is exposed to fluctuations in financing costs and market value movements of its debt portfolio related to changes in market interest rates. Given the Group's substantial borrowing position, interest rate exposure is mainly addressed through the steering of the fixed/floating ratio of debt. To manage this mix, Holcim may enter into interest rate swap agreements, in which it exchanges periodic payments, based on notional amounts and agreed-upon fixed and variable interest rates.

Financial risk factors – Foreign exchange risk

The Group operates internationally and therefore is exposed to foreign exchange risks arising primarily from USD, GBP and EUR but also from various currency exposures in currencies from Europe, North America, Latin America, Africa Middle East and Asia Pacific.

The translation of local balance sheets and statements of income into the Group reporting currency leads to currency translation effects. The Group may hedge certain net investments in foreign entities with foreign currency borrowings or other instruments. Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. To the extent that the net investment hedge is effective, all foreign exchange gains or losses are recognized in equity and included in cumulative translation differences.

Due to the local nature of the construction materials business, transaction risk is limited. However, for many Group companies, income will be primarily in local currency whereas debt servicing and a significant amount of capital expenditures may be in foreign currencies. As a consequence thereof, subsidiaries may enter into derivative contracts which are designated as either cash flow hedges or fair value hedges, as appropriate, but which does not include the hedging of forecasted transactions as it is not considered economical.

Financial risk factors – Equities and securities risk

In general, the Group does not hold or acquire any shares or options on shares or other equity products, which are not directly related to the business of the Group.

Financial risk factors – Capital structure

The Group's objectives when managing capital are to secure the Group's ongoing financial needs to continue as a going concern as well as to cater for its growth targets in order to provide returns to shareholders and benefits for other stakeholders and to maintain a cost-efficient and risk-optimized capital structure.

The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions, its business activities, investment and expansion program and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

The Group monitors capital, among others, on the basis of both the ratio of funds from operations as a percentage of net financial debt and gearing.

Funds from operations is calculated as net income plus depreciation and amortization as shown in the consolidated statement of income. Net financial debt is calculated as financial liabilities less cash and cash equivalents and marketable securities as shown in the consolidated balance sheet.

Gearing is calculated as net financial debt divided by total shareholders' equity as shown in the consolidated balance sheet.

During 2007, the Group's target, which was unchanged from 2006, was to maintain a ratio of funds from operations as a percentage of net financial debt of at least 25 percent and a gearing in the range of no more than 100 percent in order to maintain a solid investment grade rating.

The increase in the ratio funds from operations/net financial debt was mainly caused by significantly increased net income and the conversion of convertible bonds into equity.

The decrease in the gearing arose largely as a result of higher total shareholders' equity. The shareholders' equity increased by 17.2 percent during 2007 mainly as a consequence of significantly increased net income and the conversions of the convertible bonds.

Million CHF	2007	2006
Net income	4,545	2,719
Depreciation and amortization	1,919	1,723
Funds from operations	6,464	4,442
Financial liabilities	16,245	16,060
Cash and cash equivalents and marketable securities	(3,372)	(3,223)
Net financial debt	12,873	12,837
Funds from operations/net financial debt	**50.2%**	**34.6%**

Million CHF	2007	2006
Financial liabilities	16,245	16,060
Cash and cash equivalents and marketable securities	(3,372)	(3,223)
Net financial debt	12,873	12,837
Total shareholders' equity	21,945	18,725
Gearing	**58.7%**	**68.6%**

Financial risk factors – Credit risk

Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers.

Credit risks, or the risk of counterparties defaulting, are constantly monitored. Counterparties to financial instruments consist of a large number of major financial institutions. The Group does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, Holcim has no significant concentration of credit risk with any single counterparty or group of counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (a) a hedge of the fair value of a recognized asset or liability (fair value hedge) or (b) a hedge of a particular risk associated with a recognized asset or liability, such as future interest payments on floating rate debt (cash flow hedge) or (c) a hedge of a foreign currency risk of a firm commitment (cash flow hedge) or (d) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the firm commitment results in the recognition of an asset, for example, property, plant and equipment, or a liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the cash flows, such as interest payments, or hedged firm commitments, affect the income statement.

Changes in the fair value of derivatives that are designated and qualify as net investment hedges and that are highly effective are recognized in equity and included in cumulative translation differences. The amounts deferred in equity are transferred to the income statement on disposal of the foreign entity.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, may not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity until the committed transaction occurs. However, if a committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In the case of a fair value hedge, however, the adjustment to the carrying amount of the hedged item is amortized to net profit or loss from the moment it ceases to be adjusted for in changes to fair value, with it being fully amortized by maturity date.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or to investments in foreign entities. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including translation gains and losses in hedged foreign investments.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 21 and 28. Movements in the cash flow hedging reserve and available-for-sale equity reserve are shown in the statement of changes in consolidated equity of Group Holcim.

Fair value estimation

The fair value of publicly traded derivatives and available-for-sale assets is generally based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The amortized cost for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

1 Changes in the scope of consolidation

The scope of consolidation has been affected mainly by the following additions and disposals made during 2007 and 2006:

Disposed of in 2007	Effective as at
Group Holcim South Africa	June 5, 2007

Newly included in 2006	Effective as at
UK: Foster Yeoman Limited	September 7, 2006
USA: Meyer Material Company	July 21, 2006
India: Ambuja Cements Ltd.	May 3, 2006
India: ACC Limited	January 24, 2006

On June 5, 2007, Holcim disposed of 85 percent of its direct interest in the parent of the **Group Holcim South Africa** in the context of a Black Economic Empowerment transaction.

Since the date of the disposal, Group Holcim South Africa has been accounted for as an associate based on its 15 percent interest in accordance with IAS 28 using the equity method of accounting due to significant influence.

Assets and liabilities of Group Holcim South Africa at the date of disposal

Million CHF	
Cash and cash equivalents	66
Other current assets	165
Property, plant and equipment	298
Other assets	30
Short-term liabilities	(169)
Long-term provisions	(54)
Other long-term liabilities	(62)
Net assets	**274**
Minority interest	(154)
Net assets disposed	**120**
Total selling price	**1,278**
Cash	713
Loan notes	565

The sale of the shareholding resulted in a capital gain of CHF 1,110 million. Additionally, a special dividend of CHF 150 million net was received from the Group Holcim South Africa.

Business combinations individually not material are included in aggregate in note 38.

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	153	153
Property, plant and equipment	602	230
Other assets	7	30
Short-term liabilities	(213)	(113)
Long-term provisions	(110)	(43)
Other long-term liabilities	(141)	(139)
Net assets	**298**	**118**
Minority interest	0	
Net assets acquired	**298**	
Total purchase consideration (cash)	**668**	
Fair value of net assets acquired	298	
Goodwill	**370**	

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	54	69
Property, plant and equipment	297	135
Other assets	5	4
Short-term liabilities	(58)	(35)
Long-term provisions	(58)	(6)
Other long-term liabilities	0	0
Net assets	**240**	**167**
Minority interest	0	
Net assets acquired	**240**	
Total purchase consideration (cash)	**291**	
Fair value of net assets acquired	240	
Goodwill	**51**	

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	268	231
Property, plant and equipment	1,124	681
Other assets	842	386
Short-term liabilities	(215)	(184)
Long-term provisions[1]	(424)	(111)
Other long-term liabilities	(188)	(189)
Net assets	**1,407**	**814**
Minority interest	(1,189)	
Net assets acquired	**218**	
Total purchase consideration (cash)	**620**	
Fair value of net assets acquired	218	
Goodwill	**402**	

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	596	490
Property, plant and equipment	1,591	890
Other assets	322	35
Short-term liabilities	(377)	(362)
Long-term provisions[1]	(442)	(111)
Other long-term liabilities	(393)	(351)
Net assets	**1,297**	**591**
Minority interest	(864)	
Net assets acquired	**433**	
Total purchase consideration (cash)	**669**	
Fair value of net assets acquired	433	
Goodwill	**236**	

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

An overview of the subsidiaries, joint ventures and associated companies is included in section "Principal companies" on pages 162 to 164.

2 Foreign currencies

The following table summarizes the principal exchange rates that have been used for translation purposes.

	Statement of income Average exchange rate in CHF			Balance sheet Year-end exchange rate in CHF		
	2007	2006	±%	2007	2006	±%
1 EUR	1.65	1.58	+4.4	1.66	1.61	+3.1
1 GBP	2.40	2.31	+3.9	2.25	2.40	−6.3
1 USD	1.20	1.25	−4.0	1.13	1.22	−7.4
1 CAD	1.12	1.11	+0.9	1.15	1.05	+9.5
100 MXN	11.00	11.50	−4.3	10.32	11.24	−8.2
1 ZAR	0.17	0.19	−10.5	0.17	0.17	–
100 INR	2.91	2.77	+5.1	2.86	2.75	+4.0
100 THB	3.51	3.32	+5.7	3.32	3.44	−3.5
1,000 IDR	0.13	0.14	−7.1	0.12	0.14	−14.3
100 PHP	2.61	2.45	+6.5	2.74	2.49	+10.0
1 AUD	1.01	0.95	+6.3	0.99	0.97	+2.1

3 Segment information by region

	Europe		North America		Latin America	
	2007	2006	2007	2006	2007	200
Statement of income, balance sheet and cash flow statement						
Million CHF						
Net sales to external customers	10,314	8,587	5,362	5,517	3,920	3,52
Net sales to other segments	87	86	3	3	90	14
Total net sales	10,401	8,673	5,365	5,520	4,010	3,67
Operating EBITDA[1]	2,399	1,966	999	1,033	1,256	1,24
Operating EBITDA margin in %	23.1	22.7	18.6	18.7	31.3	33.
Depreciation and amortization of operating assets	(686)	(564)	(376)	(356)	(255)	(25
Operating profit	1,713	1,402	623	677	1,001	99
Operating profit margin in %	16.5	16.2	11.6	12.3	25.0	27.
Depreciation and amortization of non-operating assets	(2)	(4)	(3)	2	(1)	(
Other (expenses) income	(114)	(42)	(58)	(57)	(170)	(12
Share of profit (loss) of associates	29	33			1	(
Other financial income	12	74	3	2	6	1
EBITDA	2,328	2,035	947	976	1,094	1,13
Investments in associates	164	171		1	3	2
Net operating assets	10,899	10,577	6,842	6,564	4,485	4,65
Total assets	15,930	14,903	9,791	8,993	6,004	6,01
Total liabilities	9,722	9,211	7,054	4,682	3,491	3,51
Cash flow from operating activities	1,661	1,465	653	532	550	77
Cash flow margin in %	16.0	16.9	12.2	9.6	13.7	21
Acquisition cost segment assets[2]	1,221	984	1,544	665	420	42
Cash flow used in investing activities[3]	(1,253)	(1,764)	(1,927)	(909)	(402)	(19
Impairment loss	(20)	(4)			(14)	
Capacity and sales						
Million t						
Annual production capacity cement	48.9	46.9	22.3	22.1	34.0	35
Sales of cement	34.3	32.9	16.4	17.7	26.6	25
Sales of mineral components	2.4	2.2	2.3	2.4		
Sales of aggregates	108.8	95.4	56.9	65.1	12.5	12
Sales of asphalt	6.8	6.0	8.0	9.3		
Million m^3						
Sales of ready-mix concrete	19.8	20.0	7.3	7.0	10.6	10
Personnel						
Number of personnel	22,905	22,006	11,190	11,268	13,409	12,2

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.
[2] Property, plant and equipment and intangible assets.
[3] Net investments in property, plant and equipment, intangible assets and financial assets.

Africa Middle East		Asia Pacific		Corporate/Eliminations		Total Group	
2007	2006	2007	2006	2007	2006	2007	2006
1,761	2,003	5,695	4,333			27,052	23,969
70	83	597	412	(847)	(730)		
1,831	2,086	6,292	4,745	(847)	(730)	27,052	23,969
653	692	1,844	1,366	(221)	(215)	6,930	6,086
35.7	33.2	29.3	28.8			25.6	25.4
(76)	(90)	(503)	(433)	(10)	(7)	(1,906)	(1,701)
577	602	1,341	933	(231)	(222)	5,024	4,385
31.5	28.9	21.3	19.7			18.6	18.3
	(1)	(3)	(3)	(4)	(15)	(13)	(22)
(32)	(40)	61	(27)	1,555	391	1,242	97
1		7	11	221	48	259	89
2	2	3	3	(2)	(61)	24	39
624	655	1,918	1,356	1,557	178	8,468	6,333
2	2	61	38	579	486	809	727
1,170	1,042	9,012	7,952	155	48	32,563	30,833
2,265	2,444	13,008	11,635	1,213	709	48,211	44,702
1,433	1,386	3,865	3,989	701	3,198	26,266	25,977
542	515	1,491	1,054	426	86	5,323	4,423
29.6	24.7	23.7	22.2			19.7	18.5
424	401	1,673	742	14	13	5,296	3,234
(475)	(379)	(493)	(342)	(1,015)	(795)	(5,565)	(4,381)
		(1)				(35)	(4)
13.9	17.7	78.7	75.8			197.8	197.8
14.5	15.3	64.9	55.0	(7.1)	(6.1)	149.6	140.7
0.2	0.8	0.6	0.6			5.5	6.0
5.7	11.2	4.0	3.2			187.9	187.6
						14.8	15.3
1.7	2.5	5.8	4.6			45.2	44.2
2,795	5,218	38,133	37,212	932	845	89,364	88,783

4 Segment information by product

	Cement[1]	
	2007	200
Statement of income, balance sheet and cash flow statement		
Million CHF		
Net sales to external customers	15,882	13,93
Net sales to other segments	1,341	1,27
Total net sales	17,223	15,21
Operating EBITDA	5,616	4,95
Operating EBITDA margin in %	32.6	32.
Operating profit	4,385	3,83
Net operating assets	21,650	19,91
Acquisition cost segment assets[2]	4,247	2,42
Cash flow used in investing activities[3]	(4,252)	(1,83
Personnel		
Number of personnel	57,671	57,87

[1] Cement, clinker and other cementitious materials.
[2] Property, plant and equipment and intangible assets.
[3] Net investments in property, plant and equipment, intangible assets and financial assets.

Aggregates		Other construction materials and services		Corporate/Eliminations		Total Group	
2007	2006	2007	2006	2007	2006	2007	2006
2,208	2,000	8,962	8,038			27,052	23,969
982	964	573	565	(2,896)	(2,808)		
3,190	2,964	9,535	8,603	(2,896)	(2,808)	27,052	23,969
649	614	665	515			6,930	6,086
20.3	20.7	7.0	6.0			25.6	25.4
304	301	335	252			5,024	4,385
6,415	6,343	4,498	4,573			32,563	30,833
529	342	503	415	17	49	5,296	3,234
(529)	(899)	(668)	(756)	(116)	(890)	(5,565)	(4,381)
7,000	7,136	24,567	23,724	126	45	89,364	88,783

5 Change in consolidated net sales

Million CHF	2007	2006
Volume and price	1,933	1,647
Change in structure	759	3,608
Currency translation effects	391	246
Total	**3,083**	**5,501**

6 Production cost of goods sold

Million CHF	2007	2006
Material expenses	(4,448)	(3,782)
Fuel expenses	(1,339)	(1,071)
Electricity expenses	(1,312)	(1,152)
Personnel expenses	(2,055)	(2,054)
Depreciation and amortization	(1,480)	(1,411)
Other production expenses	(3,393)	(3,047)
Change in inventory	(46)	(99)
Total	**(14,073)**	**(12,616)**

7 Distribution and selling expenses

Million CHF	2007	2006
Distribution expenses	(5,347)	(4,723)
Selling expenses	(803)	(635)
Total	**(6,150)**	**(5,358)**

8 Summary of depreciation and amortization

Million CHF	2007	2006
Production facilities	(1,480)	(1,411)
Distribution and sales facilities	(305)	(214)
Administration facilities	(121)	(76)
Total depreciation and amortization of operating assets (A)	**(1,906)**	**(1,701)**
Impairment of investments in associates	(1)	(10)
Ordinary depreciation of non-operating assets	(5)	(4)
Unusual write-offs	(7)	(8)
Total depreciation and amortization of non-operating assets (B)	**(13)**	**(22)**
Total depreciation and amortization (A+B)	**(1,919)**	**(1,723)**
Of which depreciation of property, plant and equipment	(1,745)	(1,581)

9 Change in consolidated operating EBITDA

Million CHF	2007	2006
Volume, price and cost	660	611
Change in structure	110	809
Currency translation effects	74	39
Total	**844**	**1,459**

10 Other income

Million CHF	2007	2006
Dividends earned	6	9
Other ordinary income net	1,249	110
Depreciation and amortization of non-operating assets	(13)	(22)
Total	**1,242**	**97**

In 2007, the position other ordinary income net mainly includes the gain on the sale of Group Holcim South Africa and gains on the disposal of property, plant and equipment.

11 Financial income

Million CHF	2007	2006
Interest earned on cash and marketable securities	203	149
Other financial income	24	39
Total	**227**	**188**

The position other financial income relates primarely to income from loans and receivables.

12 Financial expenses

Million CHF	2007	2006
Interest expenses	(902)	(869)
Fair value changes on financial instruments	(21)	(147)
Amortized discounts on bonds and private placements	4	(11)
Other financial expenses	(105)	(62)
Foreign exchange (loss) gain net	(31)	113
Financial expenses capitalized	49	14
Total	**(1,006)**	**(962)**
Of which to associates	(2)	(1)

The average rate of interest of financial liabilities at December 31, 2007 was 5.1 percent (2006: 5).

The positions interest expenses and other financial expenses relate primarily to financial liabilities measured at amortized cost.

The position financial expenses capitalized comprises interest expenditures on large-scale projects during the year.

The position fair value changes on financial instruments includes a charge of CHF 21 million (2006: 128) on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In 2006, these changes were driven by the weaker USD exchange rate against the CHF and the increase of the underlying Holcim share price.

Interest rate sensitivity

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's financial liabilities at variable interest rates on a post hedge basis.

The Group's sensitivity analysis has been determined based on the interest rate exposure as at December 31. A 1 percent change is used when the interest rate risk is reported internally to key management personnel and represents management's assessment of a reasonably possible change in interest rates.

At December 31, a ±1 percent shift in interest rates, with all other assumptions held constant, would result in approximately CHF 69 million (2006: 68) of annual additional/lower financial expenses before tax on a post hedge basis. The Group's sensitivity to interest rates remained on the same level compared to prior year.

Impacts on equity due to derivative instruments are considered as not material based on the shareholders' equity of Group Holcim.

Foreign currency sensitivity

Transaction exposure arises on monetary financial assets and liabilities that are denominated in a foreign currency other than the functional currency in which they are measured.

The Group's sensitivity analysis has been determined based on the Group's net transaction exposure as at December 31. A 5 percent change is used when the net foreign currency transaction risk is reported internally to key management personnel and represents management's assessment of a reasonably possible change in foreign exchange rates.

At December 31, a ±5 percent shift in the USD against the currencies the Group operates in would result in approximately CHF 32 million (2006: 31) of annual additional/lower foreign exchange gains (losses) net before tax on a post hedge basis in the income statement. The Group's sensitivity to foreign currency remained on the same level compared to prior year.

A ±5 percent change in the CHF, EUR and GBP against the respective currencies would only have an immaterial impact on foreign exchange gains before tax on a post hedge basis in both the current and prior year.

Impacts on equity due to derivative instruments are considered as not material based on the shareholders' equity of Group Holcim.

13 Income taxes

Million CHF	2007	2006
Current taxes	(1,255)	(1,086)
Deferred taxes	54	8
Total	**(1,201)**	**(1,078)**

Deferred tax by type

Million CHF	2007	2006
Property, plant and equipment	94	(62)
Provisions	(11)	(35)
Tax losses carryforward	(57)	4
Other	28	101
Total	**54**	**8**

Reconciliation of tax rate

	2007	2006
Group's expected tax rate	**28%**	**30%**
Effect of non-deductible items and income taxed at different tax rates	(7%)	(3%)
Increase of unrecognized tax loss carryforwards	1%	1%
Other items	(1%)	0%
Group's effective tax rate	**21%**	**28%**

The Group's expected tax rate is a weighted average tax rate based on profits (losses) before taxes of the Group companies. The reduction is based in particular on lower statutory tax rates in certain countries and a change of the relative weight of the profit of the Group companies.

The Group's effective tax rate in 2007 is substantially impacted by tax free capital gains from divestments to third parties.

14 Research and development

Research and development expenses continue to be limited to the existing product range and to investigating production processes and environmental protection. Basic research costs of CHF 27 million (2006: 25) were charged directly to the consolidated statement of income. No significant costs were incurred for licenses obtained from third parties, nor was any major revenue generated from licenses granted.

15 Earnings per share

	2007	2006
Basic earnings per share in CHF	**14.86**	**8.64**
Net income – equity holders of Holcim Ltd – as per income statement (in million CHF)	3,865	2,104
Weighted average number of shares outstanding	260,128,448	243,449,051

Fully diluted earnings per share in CHF	**14.73**	**8.50**
Net income – equity holders of Holcim Ltd – as per income statement (in million CHF)	3,865	2,104
Elimination of financial expenses on convertible debt (in million CHF)	5	25
Net income used to determine diluted earnings per share (in million CHF)	3,870	2,129
Weighted average number of shares outstanding	260,128,448	243,449,051
Adjustment for assumed conversion of convertible debt	2,373,244	6,862,193
Adjustment for assumed exercise of share options	215,777	164,144
Weighted average number of shares for diluted earnings per share	262,717,469	250,475,388

In conformity with the decision taken at the annual general meeting on May 4, 2007, a dividend related to 2006 of CHF 2.00 per registered share has been paid on May 10, 2007. This resulted in a total ordinary dividend payment of CHF 522 million.

16 Cash and cash equivalents

Million CHF	2007	2006
Cash at banks and in hand	832	1,192
Short-term deposits	2,513	2,016
Total	**3,345**	**3,208**

Cash and cash equivalents comprise cash at banks and in hand, deposits held on call with banks, other short-term highly liquid investments.

17 Accounts receivable

Million CHF		2007		2006
Accounts receivable – trade	3,050		3,089	
./. Allowances for doubtful accounts	(171)	2,879	(178)	2,911
Accounts receivable – associates		118		94
Other receivables		1,071		648
Derivative assets		5		6
Total		**4,073**		**3,659**
Of which pledged/restricted		128		15
Of which overdue				
Within 90 days		922		701
90 to 180 days		121		72
Thereafter		122		119
Total overdue		**1,165**		**892**

Due to the local nature of the business, specific terms and conditions for accounts receivable trade exist for local Group companies and as such Group guidelines are not required.

The overdue amounts relate to receivables where payment terms specified in the terms and conditions established with Holcim customers have been exceeded.

Allowance for doubtful accounts

Million CHF	2007	2006
January 1	**(178)**	**(175)**
Change in structure	6	(20)
Allowance recognized	(36)	(28)
Amounts used during the year	3	14
Unused amounts reversed during the year	15	8
Currency translation effects	19	23
December 31	**(171)**	**(178)**

18 Inventories

Million CHF	2007	2006
Raw materials and additives	332	364
Semifinished and finished products	1,155	1,024
Fuels	348	261
Parts and supplies	631	574
Unbilled services	69	59
Total	**2,535**	**2,282**

In 2007, the Group recognized inventory write-downs to net realizable value of CHF 1 million (2006: 3). The carrying amount of inventories carried at net realizable value was CHF 60 million (2006: 60).

19 Financial assets

Million CHF	2007	2006
Financial investments – third parties	132	153
Long-term receivables – associates	134	133
Long-term receivables – third parties	358	398
Derivative assets	15	5
Total	**639**	**689**
Of which pledged/restricted	0	1

The fair value of long-term receivables amounted to CHF 470 million (2006: 485).

Long-term receivables and derivative assets are primarily denominated in EUR, GBP, USD and the repayment dates vary between one and 37 years.

20 Investments in associates

Million CHF	2007	2006
January 1	**727**	**1,391**
Share of profit of associates	259	89
Dividends earned	(228)	(63)
Acquisitions net	62	578
Reclassification	0	(1,230)
Currency translation effects	(11)	(38)
December 31	**809**	**727**

In 2006, the item "Reclassification" included a decrease of CHF 1,230 million relating to the first-time consolidation of ACC Limited and Ambuja Cements Ltd. in India when Holcim acquired control on January 24, 2006 and on May 3, 2006, respectively.

Sales to and purchases from associates amounted to CHF 137 million (2006: 197) and CHF 32 million (2006: 88), respectively.

The following amounts represent the Group's share of assets, liabilities, sales and net income of associates:

Aggregated financial information – associates

Million CHF	2007	2006
Total assets	1,906	1,393
Total liabilities	(1,097)	(666)
Net assets	**809**	**727**
Net sales	1,201	839
Net income	70	56

21 Derivative assets

Included in financial assets (note 19) are derivative assets with maturities exceeding one year; derivative assets with maturities of one year are included in accounts receivable (note 17).

Derivative assets

Million CHF	Fair value 2007	Nominal amount 2007	Fair value 2006	Nominal amount 2006
Fair value hedges				
Interest rate	15	666	8	624
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total fair value hedges	**15**	**666**	**8**	**624**
Cash flow hedges				
Interest rate	0	26	3	148
Currency	1	163	0	0
Cross-currency	0	0	0	0
Total cash flow hedges	**1**	**189**	**3**	**148**
Net investment hedges				
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total net investment hedges	**0**	**0**	**0**	**0**
Held for trading				
Interest rate	0	0	0	0
Currency	4	334	0	0
Cross-currency	0	0	0	0
Total held for trading	**4**	**334**	**0**	**0**
Grand total	**20**	**1,189**	**11**	**772**

Million CHF	Fair value 2007	Fair value 2006
Derivative assets related to fair value hedges have the following maturities:		
Within 1 year	0	3
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	10	0
Within 5 years	2	5
Thereafter	3	0
Total	**15**	**8**
Derivative assets related to cash flow hedges have the following maturities:		
Within 1 year	1	3
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**1**	**3**
Derivative assets related to net investment hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**0**
Held for trading derivative assets have the following maturities:		
Within 1 year	4	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**4**	**0**
Grand total	**20**	**11**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

The fair values approximate to the future discounted net cash inflows of the derivatives.

22 Property, plant and equipment

Million CHF	Land	Buildings, installations	Machines	Furniture, vehicles, tools	Construction in progress	Total
2006						
Net book value as at January 1	**5,247**	**3,800**	**8,558**	**1,035**	**1,127**	**19,767**
Change in structure	793	627	1,661	376	158	3,615
Additions	61	31	206	52	2,203	2,553
Disposals	(100)	(12)	(20)	(16)	(1)	(149)
Transferred from construction in progress	76	236	696	283	(1,291)	0
Depreciation	(127)	(252)	(926)	(276)	0	(1,581)
Impairment loss (charged to income)	(1)	(1)	(2)	0	0	(4)
Currency translation effects	(30)	(87)	(198)	(10)	(45)	(370)
Net book value as at December 31	**5,919**	**4,342**	**9,975**	**1,444**	**2,151**	**23,831**
At cost of acquisition	6,615	7,973	19,230	3,331	2,151	39,300
Accumulated depreciation	(696)	(3,631)	(9,255)	(1,887)	0	(15,469)
Net book value as at December 31	**5,919**	**4,342**	**9,975**	**1,444**	**2,151**	**23,831**
Net asset value of leased property, plant and equipment						193
Of which pledged/restricted						2,660
2007						
Net book value as at January 1	**5,919**	**4,342**	**9,975**	**1,444**	**2,151**	**23,831**
Change in structure	(121)	69	166	22	40	176
Additions	48	148	298	89	3,047	3,630
Disposals	(116)	(46)	(34)	(32)	(9)	(237)
Transferred from construction in progress	40	930	662	381	(2,013)	0
Depreciation	(150)	(308)	(966)	(321)	0	(1,745)
Impairment loss (charged to income)	(1)	(5)	(12)	(3)	(6)	(27)
Currency translation effects	(229)	(55)	(244)	(22)	(67)	(617)
Net book value as at December 31	**5,390**	**5,075**	**9,845**	**1,558**	**3,143**	**25,011**
At cost of acquisition	6,226	9,036	19,550	3,582	3,143	41,537
Accumulated impairment/depreciation	(836)	(3,961)	(9,705)	(2,024)	0	(16,526)
Net book value as at December 31	**5,390**	**5,075**	**9,845**	**1,558**	**3,143**	**25,011**
Net asset value of leased property, plant and equipment						196
Of which pledged/restricted						2,030

The net book value of CHF 25,011 million (2006: 23,831) represents 60.2 percent (2006: 60.6) of the original cost of all assets. At December 31, 2007, the fire insurance value of property, plant and equipment amounted to CHF 33,670 million (2006: 27,514). Net gains on sale of property, plant and equipment amounted to CHF 105 million (2006: 70).

Included in land, buildings and installations is investment property with a net book value of CHF 92 million (2006: 83). The fair value of this investment property amounted to CHF 117 million (2006: 112). Rental income related to investment property amounted to CHF 2 million (2006: 2).

Non-current assets held for sale of CHF 44 million (2006: 119) are included in the balance sheet item "Prepaid expenses and other current assets".

23 Intangible and other assets

Million CHF	Goodwill	Other intangible assets	Total
2006			
Net book value as at January 1	**6,500**	**432**	**6,932**
Change in structure	1,081	675	1,756
Additions	619	62	681
Disposals	0	0	0
Amortization	0	(120)	(120)
Impairment loss (charged to income)	0	0	0
Currency translation effects	(60)	(4)	(64)
Net book value as at December 31	**8,140**	**1,045**	**9,185**
At cost of acquisition	8,140	1,520	9,660
Accumulated amortization	0	(475)	(475)
Net book value as at December 31	**8,140**	**1,045**	**9,185**
Other assets net			**234**
Total			**9,419**
2007			
Net book value as at January 1	**8,140**	**1,045**	**9,185**
Change in structure	205	25	230
Additions	1,602	64	1,666
Disposals	(2)	(12)	(14)
Amortization	0	(131)	(131)
Impairment loss (charged to income)	(8)	0	(8)
Currency translation effects	(162)	20	(142)
Net book value as at December 31	**9,775**	**1,011**	**10,786**
At cost of acquisition	9,783	1,617	11,400
Accumulated impairment/amortization	(8)	(606)	(614)
Net book value as at December 31	**9,775**	**1,011**	**10,786**
Other assets net			**290**
Total			**11,076**

The other intangible assets included above have finite useful lives, over which the assets are amortized.

Included in the additions "Goodwill" for 2007 is the goodwill resulting from the minority buyouts in both India and Canada.

Impairment tests for goodwill

For the purpose of impairment testing, goodwill is allocated to a cash generating unit or to a group of cash generating units that are expected to benefit from the synergies of the respective business combination. The Group's cash generating units are defined on the basis of geographical market, normally country-related. The carrying amount of goodwill allocated to the countries or regions stated below is significant in comparison with the total carrying amount of goodwill, while the carrying amount of goodwill allocated to the other cash generating units is individually not significant.

For the impairment test, the recoverable amount of a cash generating unit, which has been determined based on value-in-use, is compared to its carrying amount. An impairment loss is only recognized if the carrying amount of the cash generating unit exceeds its recoverable amount. Future cash flows are discounted using the weighted average cost of capital (WACC) adjusted for country-specific inflation risks.

The cash flow projections are based on a four-year financial planning period approved by management. Cash flows beyond the four-year budget period are extrapolated based either on steady or increasing sustainable cash flows. In any event, the growth rate of the four-year budget period does not exceed the long-term average growth rate for the relevant market in which the cash generating unit operates.

In respect of the goodwill allocated to "Others" the same impairment model and parameters are used as is the case with individually significant goodwill positions, except that different key assumptions are used depending on the risks associated with the respective cash generating units.

Key assumptions used for value-in-use calculations in respect of goodwill 2007

Cash generating unit	Carrying amount of goodwill	Currency	Pre-tax discount rate	Long-term GDP growth rate
Million CHF	Total 2007			
India	2,199	INR	12.9%	6.9%
North America	2,127	USD	8.3%	3.0%
United Kingdom	1,287	GBP	9.0%	2.3%
Mexico	540	MXN	11.0%	3.9%
Others[1]	3,622	Various	7.8%–16.5%	1.5%–8.6%
Total	**9,775**			

Key assumptions used for value-in-use calculations in respect of goodwill 2006

Cash generating unit	Carrying amount of goodwill	Currency	Pre-tax discount rate	Long-term GDP growth rate
Million CHF	Total 2006			
North America	1,630	USD	9.1%	2.9%
United Kingdom	1,348	GBP	8.9%	2.4%
India	1,165	INR	13.3%	6.1%
Mexico	582	MXN	11.0%	3.8%
Others[1]	3,415	Various	7.4%–17.1%	1.5%–7.0%
Total	**8,140**			

[1] Individually not significant.

Sensitivity to changes in assumptions

With regard to the assessment of value-in-use of a cash generating unit or a group of cash generating units, management believes that a reasonably possible change in the pre-tax discount rate of 1 percentage point would not cause the carrying amount of a cash generating unit or a group of cash generating units to materially exceed its recoverable amount.

24 Joint ventures

The following amounts represent the effect of proportionate consolidated assets, liabilities and sales and results of significant joint ventures disclosed on pages 162 and 163. The amounts are included in the consolidated balance sheet and statement of income.

Balance sheet

Million CHF	2007	2006
Current assets	372	309
Long-term assets	1,606	1,359
Total assets	**1,978**	**1,668**
Short-term liabilities	464	641
Long-term liabilities	727	249
Total liabilities	**1,191**	**890**
Net assets	**787**	**778**

Statement of income

Million CHF	2007	2006
Net sales	**1,217**	**1,070**
Operating profit	**335**	**308**
Net income from joint ventures	**275**	**227**

Sales to and purchases from significant joint ventures amounted to CHF 75 million (2006: 75) and CHF 182 million (2006: 144), respectively.

25 Trade accounts payable

Million CHF	2007	2006
Trade accounts payable – associates	17	14
Trade accounts payable – third parties	2,690	2,353
Advance payments from customers	217	201
Total	**2,924**	**2,568**

Trade accounts payable are due within one year and the future contractual cash outflows approximate to their carrying amount.

26 Current financial liabilities

Million CHF	2007	2006
Current financial liabilities – associates	14	13
Current financial liabilities – third parties	2,936	2,551
Current portion of long-term financial liabilities	660	1,014
Derivative liabilities	6	12
Total	**3,616**	**3,590**

The fair values of current financial liabilities are not materially different from their carrying amounts.

27 Long-term financial liabilities

Million CHF	2007	2006
Long-term financial liabilities – associates	1	8
Long-term financial liabilities – third parties	12,605	12,435
Derivative liabilities	23	27
Total	**12,629**	**12,470**
Of which secured	352	129

Details of total financial liabilities

Million CHF	2007	2006
Loans from financial institutions	8,091	7,405
Outstanding bonds and private placements	7,936	8,408
Total loans and bonds	**16,027**	**15,813**
Obligations under finance leases (note 27)	189	208
Derivative liabilities (note 28)	29	39
Total	**16,245**	**16,060**
Current financial liabilities (note 26)	3,616	3,590
Long-term financial liabilities	12,629	12,470

Loans from financial institutions include amounts due to banks and other financial institutions. Interest rates on these amounts, which are primarily denominated in EUR, GBP and USD, average approximately 5.2 percent[1] (2006: 5.1[1]). Repayment dates vary between one and 12 years. CHF 3,221 million (2006: 3,154) are due within one year.

Unutilized credit lines totaled CHF 8,194 million (2006: 8,332) at year-end 2007, of which CHF 5,471 million (2006: 5,435) are committed.

The fair values of long-term financial liabilities amount to CHF 12,923 million (2006: 12,905).

Total financial liabilities by currency

Currency	2007			2006		
	Million CHF	In %	Interest rate	Million CHF	In %	Interest rate
CHF	2,554	15.7	3.1	2,581	16.1	2.4
EUR	3,965	24.4	4.6	3,820	23.8	4.3
GBP	977	6.0	6.9	3,061	19.1	5.9
USD	5,911	36.4	5.4	3,905	24.3	5.4
AUD	440	2.7	7.1	431	2.7	6.7
INR	215	1.3	5.0	325	2.0	7.5
THB	278	1.7	6.4	279	1.7	6.4
NZD	190	1.2	7.6	173	1.1	8.1
Others	1,715	10.6	6.5	1,485	9.2	6.9
Total	**16,245**	**100.0**	**5.1[2]**	**16,060**	**100.0**	**5.0[2]**

Interest rate structure of total financial liabilities

Million CHF	2007	2006
Financial liabilities at fixed rates	6,769	7,490
Financial liabilities at variable rates	9,476	8,570
Total	**16,245**	**16,060**

Financial liabilities that are hedged to a fixed or floating rate are disclosed on a post hedge basis.

[1] On loans of financial institutions only.
[2] Nominal interest rate on financial liabilities at December 31.

Contractual maturity analysis

2007	Carrying amount	Total contractual principal cash flows	Loans from financial institutions	Outstanding bonds and private placements
Million CHF				
Within 1 year	3,563	3,574	3,178	396
Within 2 years	2,649	2,650	1,293	1,357
Within 3 years	1,650	1,668	325	1,343
Within 4 years	1,177	1,214	511	703
Within 5 years	2,775	2,721	2,140	581
Thereafter	4,213	4,194	656	3,538
Total	**16,027**	**16,021**	**8,103**	**7,918**

2006	Carrying amount	Total contractual principal cash flows	Loans from financial institutions	Outstanding bonds and private placements
Million CHF				
Within 1 year	3,533	**4,166**	3,082	1,084
Within 2 years	1,089	**1,217**	684	533
Within 3 years	3,461	**3,448**	2,059	1,389
Within 4 years	2,013	**2,016**	709	1,307
Within 5 years	1,320	**1,317**	580	737
Thereafter	4,397	**3,560**	277	3,283
Total	**15,813**	**15,724**	**7,391**	**8,333**

The table summarizes the maturity profile of the Group's financial liabilities excluding financial leases (note 27), derivative liabilities (note 28) and trade accounts payable (note 25) as at December 31, 2007 and 2006.

Both the carrying amount and the total contractual principal cash flows are based on contractual maturities. However, the analysis of the carrying amount does not consider any option of early repayment whereas the total contractual principal cash flows are based on the earliest date on which Holcim can be required to pay.

Future minimum lease payments

Million CHF	Operating leases 2007	Finance leases 2007	Operating leases 2006	Finance leases 2006
Within 1 year	161	51	166	49
Within 2 years	133	40	133	46
Within 3 years	110	32	113	36
Within 4 years	96	29	98	29
Within 5 years	80	22	82	24
Thereafter	471	103	453	109
Total	**1,051**	**277**	**1,045**	**293**
Interest		(88)		(85)
Total finance leases		**189**		**208**

Total expenses for operating leases recognized in the consolidated statement of income in 2007 was CHF 184 million (2006: 170). There are no individually significant operating lease agreements.

Outstanding bonds and private placements as at December 31

Nominal value		Nominal interest rate	Effective interest rate	Term	Remarks	Net book value 2007	Net book value 2006
Million CHF							
Holcim Ltd							
CHF	500	4.00%	4.33%	1998–2009	Bonds with fixed interest rate	497	496
CHF	500	2.50%	2.69%	2005–2012	Bonds with fixed interest rate	496	495
CHF	250	3.00%	3.19%	2006–2015	Bonds with fixed interest rate	247	247
CHF	400	3.13%	3.04%	2007–2017	Bonds swapped into floating interest rates at inception	390	0
Holcim Capital Corporation Ltd.							
CHF	0	3.75%		1997–2007	Bonds guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	0	165
USD	32	6.60%	6.41%	2001–2008	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	36	39
USD	136	6.60%	6.65%	2001–2008	Private placement guaranteed by Holcim Ltd	153	166
USD	150	7.05%	6.70%	2001–2011	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	179	188
USD	208	7.05%	7.08%	2001–2011	Private placement guaranteed by Holcim Ltd	234	253
USD	50	7.65%	7.65%	2001–2031	Private placement guaranteed by Holcim Ltd	56	61
USD	0	5.83%		2002–2007	Private placement guaranteed by Holcim Ltd	0	43
USD	105	5.93%	5.95%	2002–2009	Private placement guaranteed by Holcim Ltd	118	128
USD	65	6.59%	6.60%	2002–2014	Private placement guaranteed by Holcim Ltd	73	79
USD	100	6.59%	6.59%	2002–2014	Private placement guaranteed by Holcim Ltd	113	122
USD	0	0.00%		2002–2017	Convertible bonds guaranteed by Holcim Ltd, fully converted and redeemed in 2007	0	151
Holcim Overseas Finance Ltd.							
CHF	0	1.00%		2002–2012	Convertible bonds guaranteed by Holcim Ltd, fully converted and redeemed in 2007	0	639
CHF	300	2.75%	2.79%	2006–2011	Bonds guaranteed by Holcim Ltd	300	300
CHF	250	3.00%	3.03%	2007–2013	Bonds guaranteed by Holcim Ltd, swapped into floating interest rates at inception	252	0
Holcim Finance (Canada) Inc.							
CAD	0	5.86%		2002–2007	Private placement guaranteed by Holcim Ltd	0	110
CAD	10	6.91%	6.92%	2002–2017	Private placement guaranteed by Holcim Ltd	12	11
CAD	300	5.90%	6.10%	2007–2013	Bonds guaranteed by Holcim Ltd	344	0
Holcim Finance (Luxembourg) SA							
EUR	450	4.38%	4.48%	2003–2010	Bonds guaranteed by Holcim Ltd	744	721
EUR	300	4.38%	5.71%	2003–2010	Bonds guaranteed by Holcim Ltd, swapped into floating interest rates at inception	484	470
EUR	600	4.38%	4.45%	2004–2014	Bonds guaranteed by Holcim Ltd	990	959
Holcim Finance (Australia) Pty Ltd							
AUD	175	6.50%	6.79%	2006–2009	Bonds guaranteed by Holcim Ltd	173	168
AUD	85	7.48%	7.52%	2006–2009	Bonds guaranteed by Holcim Ltd, floating interest rates	84	82
Holcim Capital (Thailand) Ltd.							
THB	3,000	6.12%	6.30%	2005–2008	Bonds guaranteed by Holcim Ltd	100	103
THB	2,150	6.48%	6.59%	2005–2010	Bonds guaranteed by Holcim Ltd	71	74
THB	2,450	6.69%	6.78%	2005–2012	Bonds guaranteed by Holcim Ltd	81	84
Holcim US Finance S.à r.l. & Cie S.C.S.							
USD	200	6.21%	6.24%	2006–2018	Private placement guaranteed by Holcim Ltd	225	243
USD	125	6.10%	6.14%	2006–2016	Private placement guaranteed by Holcim Ltd	140	152
USD	125	5.96%	6.01%	2006–2013	Private placement guaranteed by Holcim Ltd	140	152
Aggregate Industries Holdings Limited							
GBP	200	6.25%	5.59%	2000–2009	Bonds, partly swapped into floating rates	457	489
GBP	163	7.25%	5.81%	2001–2016	Bonds, partly swapped into floating rates	409	538
Subtotal						**7,598**	**7,928**

Nominal value Million CHF		Nominal interest rate	Effective interest rate	Term	Remarks	Net book value 2007	Net book value 2006
Subtotal						**7,598**	**7,928**
Holcim (US) Inc.							
USD	27	3.50%	3.50%	1984–2009	Industrial revenue bonds – Midlothian	30	33
USD	5	3.60%	3.60%	1996–2031	Industrial revenue bonds – Devil's Slide	6	6
USD	22	3.56%	3.58%	1997–2027	Industrial revenue bonds – South Louisiana Port	25	27
USD	95	6.80%	6.99%	1998–2008	Private placement	107	116
USD	1	3.61%	3.61%	1999–2009	Industrial revenue bonds – Mobile	1	1
USD	15	3.42%	3.47%	1999–2031	Industrial revenue bonds – Midlothian	17	18
USD	67	3.47%	3.47%	1999–2032	Industrial revenue bonds – Mobile Dock & Wharf	75	82
USD	25	3.58%	3.64%	2003–2033	Industrial revenue bonds – Holly Hill	28	30
St. Lawrence Cement Inc.							
USD	18	3.38%	3.47%	2000–2020	Industrial revenue bonds – Canada	20	22
ACC Limited							
INR	1,000	11.50%		2000–2007	Non-convertible debentures with fixed interest rate	0	28
INR	750	9.80%		2002–2007	Non-convertible debentures with fixed interest rate	0	21
INR	500	9.50%		2002–2007	Non-convertible debentures with fixed interest rate	0	14
INR	500	8.95%		2002–2007	Non-convertible debentures with fixed interest rate	0	14
INR	250	8.95%		2002–2007	Non-convertible debentures with fixed interest rate	0	7
INR	0	1.00%		2004–2009	USD convertible bonds, 1 bond per USD 1,000 nominal amount is convertible into GDS/ACC India shares at an initial conversion price of INR 374.42 per share with a fixed exchange rate on conversion of INR 45.2425 per USD at the option of the bondholder at any time on or after April 28, 2004 until March 8, 2009, redeemable on March 19, 2009 at a redemption premium of 1.5% and a yield to maturity of 2.5%. Until December 31, 2007, all outstanding bonds have been converted into shares.	0	0
Ambuja Cements Ltd.							
INR	650	9.28%		2002–2007	Non-convertible debentures with fixed interest rate	0	18
INR	250	9.28%		2002–2007	Non-convertible debentures with fixed interest rate	0	7
INR	200	9.45%		2002–2007	Non-convertible debentures with fixed interest rate	0	6
INR	100	8.10%		2002–2007	Non-convertible debentures with fixed interest rate	0	3
INR	1,000	6.85%	6.85%	2005–2010	Non-convertible debentures with fixed interest rate	29	27
Total						**7,936**	**8,408**

28 Derivative liabilities

Included in long-term financial liabilities (note 27) are derivative liabilities with maturities exceeding one year; derivative liabilities with maturities of one year are included in current financial liabilities (note 26).

Derivative liabilities

Million CHF	Fair value 2007	Nominal amount 2007	Fair value 2006	Nominal amount 2006
Fair value hedges				
Interest rate	16	1,010	15	884
Currency	0	0	0	0
Cross-currency	5	105	11	114
Total fair value hedges	**21**	**1,115**	**26**	**998**
Cash flow hedges				
Interest rate	1	15	8	334
Currency	1	92	2	60
Cross-currency	0	0	0	0
Total cash flow hedges	**2**	**107**	**10**	**394**
Net investment hedges				
Currency	0	0	0	0
Cross-currency	6	86	3	40
Total net investment hedges	**6**	**86**	**3**	**40**
Held for trading				
Interest rate	0	0	0	0
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total held for trading	**0**	**0**	**0**	**0**
Grand total	**29**	**1,308**	**39**	**1,432**

Million CHF	Fair value 2007	Fair value 2006
Derivative liabilities related to fair value hedges have the following maturities:		
Within 1 year	1	3
Within 2 years	0	11
Within 3 years	13	1
Within 4 years	4	11
Within 5 years	0	0
Thereafter	3	0
Total	**21**	**26**
Derivative liabilities related to cash flow hedges have the following maturities:		
Within 1 year	1	9
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	1
Thereafter	1	0
Total	**2**	**10**
Derivative liabilities related to net investment hedges have the following maturities:		
Within 1 year	4	0
Within 2 years	0	3
Within 3 years	2	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**6**	**3**
Held for trading derivative liabilities have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**0**
Grand total	**29**	**39**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

The fair values approximate to the future discounted net cash outflows of the derivatives.

29 Deferred taxes

Deferred tax by type of temporary difference Million CHF	2007	2006
Deferred tax assets		
Property, plant and equipment	52	36
Provisions	194	189
Tax losses carryforward	270	277
Other	408	379
Total	**924**	**881**
Deferred tax liabilities		
Property, plant and equipment	3,054	3,194
Provisions	44	32
Other	422	389
Total	**3,520**	**3,615**
Deferred tax liabilities net	**2,596**	**2,734**
Reflected in the balance sheet as follows:		
Deferred tax assets	(304)	(289)
Deferred tax liabilities	2,900	3,023
Deferred tax liabilities net	**2,596**	**2,734**

Tax losses carryforward

Million CHF	Loss carry-forwards 2007	Tax effect 2007	Loss carry-forwards 2006	Tax effect 2006
Total tax losses carryforward	**1,396**	**416**	**1,406**	**443**
Of which reflected in deferred taxes	(858)	(270)	(884)	(277)
Total tax losses carryforward not recognized	**538**	**146**	**522**	**166**
Expiring as follows:				
1 year	19	2	33	11
2 years	7	2	0	0
3 years	8	3	2	1
4 years	4	1	7	2
5 years	2	1	2	0
Thereafter	498	137	478	152

30 Provisions

Million CHF	Site restoration and other environmental liabilities	Specific business risks	Other provisions	Total 2007	Total 2006
January 1	**521**	**415**	**567**	**1,503**	**1,162**
Change in structure	(17)	4	24	11	268
Provisions recognized	74	70	122	266	264
Provisions used during the year	(35)	(42)	(73)	(150)	(110)
Provisions reversed during the year	(12)	(95)	(33)	(140)	(80)
Currency translation effects	(13)	13	(2)	(2)	(1)
December 31	**518**	**365**	**605**	**1,488**	**1,503**
Of which short-term provisions	16	7	169	192	128
Of which long-term provisions	502	358	436	1,296	1,375

Site restoration and other environmental liabilities represent the Group's legal or constructive obligations of restoring a site. The timing of cash outflows of this provision is dependent on the completion of raw material extraction and the commencement of site restoration.

Specific business risks comprise litigation and restructuring costs which arise during the normal course of business. Provisions for litigations mainly relate to antitrust investigations, product liability as well as tax claims and are set up to cover legal and administrative proceedings. It includes CHF 120 million related to the German antitrust investigation set up in 2002. The total provisions for litigations amounted to CHF 294 million (2006: 329) at December 31. The timing of cash outflows of provisions for litigations is uncertain since it will largely depend upon the outcome of administrative and legal proceedings. Provisions for restructuring costs relate to various restructuring programs and amounted to CHF 71 million (2006: 86) at December 31. These provisions are expected to result in future cash outflows mainly within the next one to three years.

Other provisions relate mainly to provisions that have been set up to cover other contractual liabilities. The composition of this item is extremely manifold and comprises as at December 31, among other things: various severance payments to employees of CHF 72 million (2006: 64), provisions for sales and other taxes of CHF 73 million (2006: 62), and provisions for health insurance and pension scheme, which do not qualify as benefit obligations, of CHF 85 million (2006: 81). The expected timing of the future cash outflows is uncertain.

31 Employee benefits

Personnel expenses	2007	2006
Million CHF		
Production and distribution	3,068	2,909
Marketing and sales	450	336
Administration	1,040	998
Total	**4,558**	**4,243**

Personnel expenses and number of personnel

The Group's total personnel expenses, including social charges, are recognized in the relevant expenditure line by function of the consolidated statement of income and amounted to CHF 4,558 million (2006: 4,243). As at December 31, 2007, the Group employed 89,364 (2006: 88,783) people.

Defined benefit pension plans

Some Group companies provide pension plans for their employees which under IFRS are considered as defined benefit pension plans. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent's pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. Benefits are dependent on years of service and the respective employee's compensation and contribution. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any unrecognized actuarial losses and past service costs. The obligation resulting from the defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected average remaining working lives of the participating employees, but only to the extent that the net cumulative unrecognized amount exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the end of the previous year.

Other post-employment benefits

The Group operates a number of other post-employment benefit plans. The method of accounting for these provisions is similar to the one used for defined benefit pension schemes. A number of these plans are not externally funded, but are covered by provisions in the balance sheets of the respective Group companies.

The following table reconciles the funded, partially funded and unfunded status of defined benefit plans and other post-employment benefit plans to the amounts recognized in the balance sheet.

Reconciliation of retirement benefit plans to the balance sheet

Million CHF	2007	2006
Net liability arising from defined benefit pension plans	311	385
Net liability arising from other post-employment benefit plans	81	91
Net liability	**392**	**476**
Reflected in the balance sheet as follows:		
Other assets net (note 23)	(24)	(12)
Defined benefit obligations	416	488
Net liability	**392**	**476**

Retirement benefit plans

	Defined benefit pension plans		Other post-employment benefit plans	
Million CHF	2007	2006	2007	2006
Present value of funded obligations	**3,074**	**3,205**	**12**	**23**
Fair value of plan assets	(3,068)	(2,939)	(12)	(28)
Plan deficit (surplus) of funded obligations	**6**	**266**	**0**	**(5)**
Present value of unfunded obligations	**218**	**230**	**100**	**120**
Unrecognized actuarial losses	(22)	(171)	(18)	(23)
Unrecognized past service costs	(6)	(7)	(1)	(1)
Unrecognized plan assets	115	67	0	0
Net liability from funded and unfunded plans	**311**	**385**	**81**	**91**
Amounts recognized in the income statement are as follows:				
Current service costs	119	127	2	3
Employees' contributions	(26)	(24)	0	0
Interest expense on obligations	161	141	6	8
Expected return on plan assets	(170)	(148)	0	0
Amortization of actuarial (gains) losses	(34)	(15)	1	1
Past service costs	(5)	7	0	0
Gains on curtailments and settlements	(2)	(52)	0	0
Limit of asset ceiling	52	29	0	0
Others	1	3	0	0
Total (included in personnel expenses)	**96**	**68**	**9**	**12**
Actual return on plan assets	**188**	**224**	**0**	**0**
Present value of defined benefit obligations				
Opening balance as per January 1	3,435	3,085	143	162
Current service costs	119	127	2	3
Interest cost	161	141	6	8
Actuarial (gains) losses	(176)	39	(3)	0
Currency translation effects	(67)	22	(7)	(5)
Benefits paid	(180)	(152)	(8)	(9)
Past service costs	(5)	7	0	0
Change in structure	17	221	(21)	(16)
Curtailments	(4)	(54)	0	0
Settlements	(8)	(1)	0	0
Closing balance as per December 31	**3,292**	**3,435**	**112**	**143**

Retirement benefit plans

	Defined benefit pension plans		Other post-employment benefit plans	
Million CHF	2007	2006	2007	2006
Fair value of plan assets				
Opening balance as per January 1	2,939	2,470	28	12
Expected return on plan assets	170	148	0	0
Actuarial gains	16	76	0	0
Currency translation effects	(76)	19	0	(1)
Contribution by the employer	145	125	8	1
Contribution by the employees	26	24	0	0
Benefits paid	(167)	(147)	(8)	(1)
Change in structure	19	225	(16)	17
Settlements	(4)	(1)	0	0
Closing balance as per December 31	**3,068**	**2,939**	**12**	**28**
Plan assets consist of:				
Equity instruments of Holcim Ltd or subsidiaries	3	2	0	0
Equity instruments of third parties	1,315	1,310	0	0
Debt instruments of Holcim Ltd or subsidiaries	34	30	0	0
Debt instruments of third parties	1,161	963	12	0
Land and buildings occupied or used by third parties	362	356	0	0
Other	193	278	0	28
Total fair value of plan assets	**3,068**	**2,939**	**12**	**28**
Principal actuarial assumptions used at balance sheet date				
Discount rate	5.0%	4.8%	6.2%	6.1%
Expected return on plan assets	5.6%	5.7%	3.0%	7.2%
Future salary increases	3.0%	3.0%		
Medical cost trend rate			8.3%	7.9%

The overall expected rate of return on plan assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

Experience adjustments

			Defined benefit pension plans			Other post-employment benefit plans
Million CHF	2007	2006	2005	2007	2006	2005
Present value of defined benefit obligation	3,292	3,435	3,085	112	143	162
Fair value of plan assets	(3,068)	(2,939)	(2,470)	(12)	(28)	(12)
Deficit	**224**	**496**	**615**	**100**	**115**	**150**
Experience adjustments:						
On plan liabilities	(17)	57	112	3	0	1
On plan assets	13	76	150	0	0	0

Change in assumed medical cost trend rate

A 1 percentage point change in the assumed medical cost trend rate would have the following effects:	Increase Million CHF 2007	Increase Million CHF 2006	Decrease Million CHF 2007	Decrease Million CHF 2006
– On the aggregate of the current service cost and interest cost components of net periodic post-employment medical costs	1	3	1	3
– On the accumulated post-employment benefit obligations for medical costs	5	4	4	4

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the balance sheet date are CHF 139 million (2006: 149).

32 Share compensation plans

Employee share purchase plan

Holcim has an employee share ownership plan for all employees of Swiss subsidiaries and some executives from Group companies. This plan entitles employees to acquire a limited amount of discounted Holcim shares generally at 70 percent of the market value based on price month average. The shares cannot be sold for a period of two years from the date of purchase. The total expense arising from this plan amounted to CHF 1.5 million in 2007 (2006: 1.5).

Executive share plans

Part of the variable compensation of key executives is paid in Holcim shares, which are granted based on the market price of the share in the following year. The shares cannot be sold by the employee for the next three to five years. The total expense arising from these share plans amounted to CHF 6.5 million in 2007 (2006: 5.5).

No dilution of Holcim shares occurs as all shares granted under these plans are purchased from the market.

Share option plans

Two types of share options are granted to senior management of the Holcim Group. In both cases, each option represents the right to acquire one registered share of Holcim Ltd at the market price of the shares at the date of grant (see explanations on pages 75 and 76).

The contractual term of the first type of option plan is eight years. The options cannot be exercised for the first three years and vest immediately as there are no vesting conditions attached to them.

The contractual term of the second type of option plan is twelve years and the options have a vesting period (service-related only) of nine years from the date of grant.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Movements in the number of share options outstanding and their related weighted average exercise prices for the above two option plans are as follows:

	Weighted average exercise price[1]	Number[1] 2007	Number[1] 2006
January 1	CHF 69.93	**544,462**	**567,299**
Granted and vested (individual bonus)	CHF 127.10	49,674	58,573
Granted and vested (single allotment)		0	0
Forfeited		0	0
Exercised	CHF 66.55	(56,192)	(81,410)
Lapsed		0	0
December 31	**CHF 75.61**	**537,944**	**544,462**
Of which exercisable at the end of the year		89,874	89,760

Share options outstanding at the end of the year have the following expiry dates and give the rights to acquire one registered share of Holcim Ltd at the exercise prices as listed below:

Option grant date	Expiry date	Exercise price[1]	Number[1] 2007	Number[1] 2006
2000	2008	CHF 68.38	0	5,775
2001	2009	CHF 65.74	0	6,600
2002	2010	CHF 74.41	0	23,240
2002	2014	CHF 68.91	201,300	201,300
2003	2011	CHF 35.61	48,775	54,145
2003	2015	CHF 68.91[2]	33,550	33,550
2004	2012	CHF 65.11	41,099	56,306
2004	2016	CHF 68.91[2]	33,550	33,550
2005	2013	CHF 76.30	71,423	71,423
2006	2014	CHF 102.45	58,573	58,573
2007	2015	CHF 127.10	49,674	-
Total			**537,944**	**544,462**

Options exercised in 2007 resulted in 56,192 shares (2006: 81,410) being issued at a weighted average exercise price of CHF 66.55 (2006: 52.99). The weighted average share price of the options exercised during the year 2007 was CHF 125.95 (2006: 99.81).

The fair value of options granted for the year 2007 using the Black Scholes valuation model is CHF 24.76 (2006: 32.72). The significant inputs into the model are the share price and an exercise price at the date of grant, an expected volatility of 25 percent (2006: 26), an expected option life of six years, a dividend yield of 1.9 percent (2006: 1.3) and an annual risk-free interest rate of 2.6 percent (2006: 2.6). Expected volatility was determined by calculating the historical volatility of the Group's share price over the respective vesting period.

All shares granted under these plans are either purchased from the market or derive from treasury shares. The total personnel expense arising from the grant of options based on the individual bonus plan amounted to CHF 1.8 million in 2007 (2006: 1.6). There were neither in 2007 nor in 2006 any allocations of options upon appointment of members of the Executive Committee.

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

33 Construction contracts

Million CHF	2007	2006
Contract revenue recognized during the year	**1,851**	**1,760**
Contract costs incurred and recognized profits (less recognized losses) to date	2,695	2,336
Progress billings to date	(2,727)	(2,310)
Due (to) from contract customers at balance sheet date	**(32)**	**26**
Of which:		
Due from customers for contract work	106	81
Due to customers for contract work	(138)	(55)

34 Details of shares

Number of registered shares		
December 31	2007	2006
Total outstanding shares	**262,917,241**	**254,668,713**
Treasury shares		
Shares reserved for convertible bonds	0	0
Shares reserved for call options	537,944	544,462
Unreserved treasury shares	130,905	135,450
Total treasury shares	**668,849**	**679,912**
Total issued shares	**263,586,090**	**255,348,625**
Shares out of conditional share capital		
Reserved for convertible bonds	1,422,350	9,659,815
Unreserved	0	0
Total shares out of conditional share capital	**1,422,350**	**9,659,815**
Total shares	**265,008,440**	**265,008,440**

The par value per share is CHF 2. The share capital amounts to nominal CHF 527 million (2006: 511) and the acquisition price of treasury shares amounts to CHF 67 million (2006: 62).

The annual general meeting of shareholders of May 12, 2006 approved a CHF 42,150,094 capital increase through the issuance of 21,075,047 fully paid-in registered shares with a par value of CHF 2. The net proceeds of the transaction amounted to CHF 1,710 million.

During the year 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 130 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 600 million were converted into 8,237,465 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 16,474,930 to CHF 527,172,180. The related increase in capital surplus amounted to CHF 792 million.

During the year 2006, convertible bonds (0%, 2002–2017) with a nominal value of USD 486 million were converted into 4,348,060 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital) and 566,753 treasury shares. As a result, the share capital increased by CHF 8,696,120 to CHF 510,697,250.

As most of both USD convertible bonds and CHF convertible bonds have been converted, Holcim exercised its right to redeem the remaining outstanding bonds.

35 Interests of minority shareholders

The Group issued in 2001 through one of its Group companies preference shares to an independent third party investor. The total subscription value of the preference shares was USD 450 million and was fully repaid by the Group in December 2006.

36 Contingencies, guarantees and commitments

Contingencies

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, health and safety matters, etc. There are no such matters pending that the Group expects to be material in relation to the Group's business, financial position or results of operations. Subject to certain conditions that are still outstanding at year-end 2007, Holcim has agreed to subscribe to a private placement issued by its associated company Huaxin Cement Co. Ltd. amounting to USD 282 million.

The Group operates in countries where political, economic, social and legal developments could have an impact on the Group's operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying consolidated financial statements.

Guarantees

At December 31, 2007, guarantees issued to third parties in the ordinary course of business amounted to CHF 276 million (2006: 300).

Commitments

In the ordinary course of business, the Group enters purchase commitments for goods and services, buys and sells investments, associated companies and Group companies or portions thereof. It is common practice that the Group makes offers or receives call or put options in connection with such acquisitions and divestitures.

At December 31, 2007, the Group's commitments amounted to CHF 2,036 million (2006: 775), of which CHF 750 million (2006: 338) relate to the purchase of property, plant and equipment.

37 Monetary net current assets by currency

Million CHF	Cash and marketable securities	Accounts receivable	Trade accounts payable	Current financing liabilities	Other current liabilities	Total 2007	Total 2006
EUR	504	1,035	707	961	308	(437)	(753)
GBP	109	537	549	85	288	(276)	(319)
CHF	583	61	88	94	8	454	(140)
USD	568	1,137	416	1,392	485	(588)	(222)
CAD	41	251	160	173	117	(158)	(103)
MXN	121	134	168	0	114	(27)	(20)
INR	847	232	152	35	576	316	337
THB	53	39	26	118	25	(77)	13
IDR	82	54	40	51	48	(3)	25
PHP	12	37	24	12	25	(12)	(17)
AUD	27	86	23	9	82	(1)	(109)
Others	425	470	571	686	409	(771)	(337)
Total	**3,372**	**4,073**	**2,924**	**3,616**	**2,485**	**(1,580)**	**(1,739)**

38 Cash flow used in investing activities

Million CHF	2007	2006
Purchase of property, plant and equipment net		
Replacements	(1,384)	(1,282)
Proceeds from sale of property, plant and equipment	341	220
Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness	**(1,043)**	**(1,062)**
Expansion investments	(2,245)	(1,265)
Total purchase of property, plant and equipment net (A)	**(3,288)**	**(2,327)**
Purchase of financial assets, intangible and other assets		
Acquisition of new Group companies (net of cash and cash equivalents acquired)[1]	(408)	(982)
Increase in participation in existing Group companies	(763)	(193)
Increase in financial investments including associates	(180)	(680)
Increase in other assets[2]	(1,830)	(905)
Total	**(3,181)**	**(2,760)**
Disposal of financial assets, intangible and other assets		
Disposal of Group companies (net of cash and cash equivalents disposed of)	635	3
Decrease in participation in existing Group companies	0	13
Decrease in financial investments including associates	49	152
Decrease in other assets	220	538
Total	**904**	**706**
Total purchase of financial assets, intangible and other assets net (B)	**(2,277)**	**(2,054)**
Total cash flow used in investing activities (A+B)	**(5,565)**	**(4,381)**

Cash flow from acquisitions and disposals of Group companies

	Acquisitions		Disposals	
Million CHF	2007	2006	2007	2006
Current assets	(77)	(222)	231	0
Property, plant and equipment	(233)	(940)	302	0
Other assets	(50)	(12)	30	0
Short-term liabilities	57	309	(169)	0
Long-term provisions	24	171	(54)	0
Other long-term liabilities	10	130	(62)	0
Net assets	**(269)**	**(564)**	**278**	**0**
Minority interest	39	14	(154)	0
Net assets (acquired) disposed	**(230)**	**(550)**	**124**	**0**
Goodwill (acquired) disposed	(187)	(432)	1	0
Net result from disposals[3]	0	0	1,141	3
Total (purchase) disposal consideration	**(417)**	**(982)**	**1,266**	**3**
Acquired (disposed) cash and cash equivalents	9	0	(66)	0
Loan notes	0	0	(565)	0
Net cash flow	**(408)**	**(982)**	**635**	**3**

[1] Including goodwill of new Group companies.
[2] Includes the goodwill from minority buyout.
[3] Including transaction costs.

39 Transactions and relations with members of the Board of Directors and senior management

Key management compensation

Board of Directors

In 2007, twelve non-executive members of the Board of Directors received a total remuneration of CHF 3.2 million (2006: 3) in the form of short-term employee benefits of CHF 1.9 million (2006: 1.8), post-employment benefits of CHF 0.2 million (2006: 0.3), share-based payments of CHF 1 million (2006: 0.9) and other compensation of CHF 0.1 million.

Senior management

In 2007, the total annual compensation for the 17 members of senior management (2006: 16) amounted to CHF 32.8 million (2006: 26.1) and comprises base salary and variable cash compensation of CHF 18.6 million (2006: 14.9), share-based compensations of CHF 8.3 million (2006: 7.1), employer contributions to pension plans of CHF 5.1 million (2006: 3.6) and other compensations of CHF 0.8 million (2006: 0.5). In accordance with Art. 663b^{bis} of the Swiss Code of Obligations (transparency law), the base salary and the variable cash compensation are disclosed including foreign withholding tax. Further included in the contribution to pension plans are the employers contributions to social security (AHV/IV).

The following table provides details on the total compensation awarded to the individual members of the Board of Directors, the highest compensation paid to a senior management member and the total amount of senior management compensation.

Compensation Board of Directors/senior management 2007[1]

Name		Base salary Cash	Base salary Shares[2]	Variable compensation Cash	Variable compensation Shares[2]	Variable compensation Options[3]	Other compensation Employer contributions to pension plans	Other compensation Others	Total compensation
Rolf Soiron[4]	Number		740						
	CHF	545,000	80,000				87,957	50,000	762,957
Andreas von Planta[5]	Number		740						
	CHF	300,000	80,000				18,169	10,000	408,169
Lord Norman Fowler	Number		740						
	CHF	80,000	80,000				0	10,000	170,000
Erich Hunziker[6]	Number		740						
	CHF	100,000	80,000				8,069	10,000	198,069
Willy R. Kissling[6]	Number		740						
	CHF	100,000	80,000				8,069	10,000	198,069
Peter Küpfer[7]	Number		740						
	CHF	180,000	80,000				12,109	10,000	282,109
Adrian Loader	Number		740						
	CHF	80,000	80,000				0	10,000	170,000
Gilbert J. B. Probst	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
H. Onno Ruding[8]	Number		740						
	CHF	110,000	80,000				8,574	10,000	208,574
Thomas Schmidheiny[6]	Number		740						
	CHF	144,100[12]	80,000				9,401	10,000	243,501
Wolfgang Schürer	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
Dieter Spälti	Number		740						
	CHF	80,000	80,000				7,059	10,000	177,059
Total Board of Directors	**Number**		**8,880**						
(non-executive members)	**CHF**	**1,879,100**	**960,000**				**173,525**	**160,000**	**3,172,625**
Markus Akermann[9][10]	Number		0		10,942	18,102			
	CHF	1,859,130	0	812,785	1,183,268	448,207	551,243	48,340	4,902,973
Total senior management[11]	**Number**		**0**		**59,801**	**71,083**			
	CHF	**14,444,130**	**0**	**4,098,043**	**6,466,879**	**1,760,008**	**5,142,057**	**846,493**	**32,757,610**

[1] Compensation for the Board of Directors and senior management is disclosed gross of withholding tax and employee social security contributions. "Other compensation" includes employer contributions to pension plans (state old age and survivors insurance (AHV)/disability Insurance(IV), pension funds) as well as a lump sum allowance, long-service benefits, government child payments, etc. The parameters for the fair value calculation of shares and options allocated in the year under review are disclosed on page 153 under "Share compensation plan".
[2] The shares were valued at the average market price in the period from January 1, 2008 to February 15, 2008.
[3] Value of the options according to the Black Scholes model at the time of allocation.
[4] Chairman, Chairman of the Governance, Nomination & Compensation Committee.
[5] Deputy Chairman and Member of the Audit Committee.
[6] Member of the Governance, Nomination & Compensation Committee.
[7] Chairman of the Audit Committee.
[8] Member of the Audit Committee.
[9] Executive member of the Board of Directors, CEO.
[10] Member of senior management receiving the highest compensation.
[11] Including executive member of the Board of Directors, CEO.
[12] Including director's fees from subsidiary companies.

Compensation for former members of governing bodies

In the year 2007, compensation of CHF 263,700 was paid to two former members of governing bodies.

Loans

As at December 31, 2007, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors outstanding. The table provides details on the loans granted.

Borrower	Position	Original currency	Loan amount in CHF	Interest rate	Maturity date	Collateral
Thomas Knöpfel	Member of the Executive Committee	CHF	32,000	variable	31.12.10	yes
Benoît-H. Koch	Member of the Executive Committee	CHF	1,450,000	3.25%	31.01.10	yes
Benoît-H. Koch	Member of the Executive Committee	EUR	205,400	variable	open	yes
Urs Böhlen	Area Manager	CHF	93,000	variable	31.12.15	yes
Roland Köhler	Corporate Functional Manager	CHF	300,000	variable	31.12.15	yes
Stefan Wolfensberger	Corporate Functional Manager	CHF	471,800	variable	31.12.22	yes
Total		**CHF**	**2,552,200**			

Shares and options owned by senior executives

The tables show the number of shares and options held by senior executives as at December 31, 2007.

Board of Directors

Name	Position	Total number of shares	Total number of call options
Rolf Soiron	Chairman, Governance, Nomination & Compensation Committee Chairman	28,177	–
Andreas von Planta	Deputy Chairman	4,566	–
Lord Norman Fowler	Member	1,087	–
Erich Hunziker	Member	4,763	–
Willy R. Kissling	Member	4,922	–
Peter Küpfer	Member, Audit Committee Chairman	4,762	80,000[1]
Adrian Loader	Member	2,154	–
Gilbert J. B. Probst	Member	5,340	–
H. Onno Ruding	Member	2,124	–
Thomas Schmidheiny	Member	53,741,950	–
Wolfgang Schürer	Member	31,081	–
Dieter Spälti	Member	3,775	–
Total Board of Directors (non-executive members)		**53,834,701**	**80,000**

The total number of shares and call options comprise privately acquired shares and call options, and shares allocated under profit-sharing and compensation schemes. Non-executive members of the Board of Directors did not receive any options from compensation and profit-sharing schemes.

[1] Exercise price: CHF 110; Ratio 1:1; Style: European; Maturity: 21.5.2010.

Senior management

Name	Position	Total number of shares	Total number of call options
Markus Akermann	Executive Member of the Board of Directors, CEO	61,161	138,983
Tom Clough	Member of the Executive Committee	13,744	44,588
Hansueli Heé	Member of the Executive Committee	25,080	55,293
Paul Hugentobler	Member of the Executive Committee	46,992	56,344
Thomas Knöpfel	Member of the Executive Committee	19,995	46,135
Benoît-H. Koch	Member of the Executive Committee	25,080	48,873
Theophil H. Schlatter	Member of the Executive Committee, CFO	35,803	65,971
Urs Böhlen	Area Manager	7,944	4,911
Bill Bolsover	Area Manager and Corporate Functional Manager	1,553	1,550
Javier de Benito	Area Manager	8,229	5,114
Bernard Kueng	Area Manager and Corporate Functional Manager	2,294	0
Gérard Letellier	Area Manager	4,379	2,570
Bernard Terver	Area Manager	9,724	8,616
Jacques Bourgon	Corporate Functional Manager	4,515	2,740
Beat Fellmann	Corporate Functional Manager	2,297	2,700
Roland Köhler	Corporate Functional Manager	3,300	3,088
Stefan Wolfensberger	Corporate Functional Manager	2,368	2,625
Total senior management		**274,458**	**490,101**

The total number of shares and call options include both privately acquired shares and call options, and those allocated under the Group's profit-sharing and compensation schemes. Options are issued solely on registered shares of Holcim Ltd.

Other transactions

As part of the employee share purchase plan, Holcim manages employees' shares, by selling and purchasing Holcim Ltd shares to and from employees and on the open market. As a result, the company purchased Holcim Ltd shares of CHF 0.6 million (2006: 0.4) at stock market price from members of the senior management.

No compensation was paid or loans granted to parties closely related to members of the governing bodies.

40 Post-balance sheet events

On January 23, 2008, a competitor acquired 100 percent of the outstanding shares of Orascom Cement, an affiliated company of Orascom Construction Industries (OCI). Orascom Cement owns 53.7 percent of the shares in Egyptian Cement Company. As a result of a joint venture agreement with OCI, Holcim proportionately consolidated its 43.7 percent interest in Egyptian Cement Company. Given the acquisition of Orascom Cement by a competitor, the joint venture agreement between OCI and Holcim became void and Holcim will apply equity accounting to its investment as of this date. Holcim's stake remains unchanged, so this bookkeeping change will have no impact on consolidated net income.

In February 2008, Holcim subscribed to the private placement issued by its associated company Huaxin Cement Co. Ltd. amounting to USD 282 million which resulted in an increase in its participation from 26.1 percent to 39.9 percent.

41 Authorization of the financial statements for issuance

The consolidated financial statements were authorized for issuance by the Board of Directors of Holcim Ltd on February 22, 2008 and are subject to shareholder approval at the annual general meeting of shareholders scheduled for May 7, 2008.

Principal companies of the Holcim Group

Region	Company	Place	Nominal share capital in 000		Participation (voting right)
Europe	Holcim France Benelux S.A.S.	France	EUR	303,834	100.0%
	Holcim (España), S.A.	Spain	EUR	147,882	99.8%
	Holcim Trading SA	Spain	EUR	19,600	100.0%
	Aggregate Industries UK Ltd	United Kingdom	GBP	32,891	100.0%
	Holcim (Deutschland) AG	Germany	EUR	47,064	88.9%
	Holcim (Süddeutschland) GmbH	Germany	EUR	6,450	100.0%
	Holcim (Schweiz) AG	Switzerland	CHF	142,200	100.0%
	Holcim Gruppo (Italia) S.p.A.	Italy	EUR	1,000	100.0%
	Holcim Group Support Ltd	Switzerland	CHF	1,008	100.0%
	Holcim (Česko) a.s.	Czech Republic	CZK	486,297	100.0%
	Holcim (Slovensko) a.s.	Slovakia	SKK	1,275,068	98.0%
	Holcim Hungária Zrt.	Hungary	HUF	3,176,805	99.7%
	Holcim (Hrvatska) d.o.o.	Croatia	HRK	94,000	99.8%
	Holcim (Srbija) a.d.	Serbia	CSD	2,300,000	92.3%
	Holcim (Romania) S.A.	Romania	RON	274,243	99.7%
	Holcim (Bulgaria) AD	Bulgaria	BGN	1,093	100.0%
	Alpha Cement J.S.C.	Russia	RUB	8,298	79.6%
	"Garadagh" Sement O.T.J.S.C.	Azerbaijan	AZN	31,813	79.4%
North America	Holcim (US) Inc.	USA	USD	–	100.0%
	Aggregate Industries Inc.	USA	USD	194,058	100.0%
	St. Lawrence Cement Inc.	Canada	CAD	167,769	100.0%
Latin America	Holcim Apasco S.A. de C.V.	Mexico	MXN	5,843,086	100.0%
	Cemento de El Salvador S.A. de C.V.	El Salvador	USD	78,178	64.3%
	Holcim (Nicaragua) S.A.	Nicaragua	NIO	41,469	80.0%
	Holcim (Costa Rica) S.A.	Costa Rica	CRC	8,604,056	59.8%
	Panamá Cement Holding S.A.[1]	Panama	USD	116,135	50.0%
	Caricement Antilles N.V.	Curaçao	USD	23,899	100.0%
	Cementos Colón S.A.[1]	Dominican Republic	DOP	165,000	35.5%
	Holcim (Colombia) S.A.	Colombia	COP	72,536,776	99.8%
	Holcim (Venezuela) C.A.	Venezuela	VEB	7,792,177	100.0%
	Holcim (Ecuador) S.A.	Ecuador	USD	102,405	92.1%
	Holcim (Brasil) S.A.	Brazil	BRL	455,675	99.9%
	Juan Minetti S.A.	Argentina	ARS	352,057	78.9%
	Cemento Polpaico S.A.	Chile	CLP	7,047,991	54.3%

[1] Joint venture, proportionate consolidation.

Region	Company	Place	Nominal share capital in 000		Participation (voting right)
Africa Middle East	Holcim (Maroc) S.A.	Morocco	MAD	421,000	51.0%
	Egyptian Cement Company S.A.E.[1]	Egypt	EGP	812,000	43.7%
	Ciments de Guinée S.A.	Guinea	GNF	46,393,000	59.9%
	Société de Ciments et Matériaux	Ivory Coast	XOF	907,000	99.9%
	United Cement Company of Nigeria Ltd[1]	Nigeria	NGN	1,040,000	39.0%
	Holcim (Liban) S.A.L.	Lebanon	LBP	234,192,509	52.1%
	Holcim (Outre-Mer) S.A.S.	La Réunion	EUR	37,748	100.0%
	Aden Cement Enterprises Ltd.	Republic of Yemen	YER	106,392	100.0%
Asia Pacific	ACC Limited[2]	India	INR	1,878,264	43.0%
	Ambuja Cements Ltd.[2]	India	INR	3,044,751	45.7%
	Holcim (Lanka) Ltd	Sri Lanka	LKR	4,657,675	98.9%
	Holcim (Bangladesh) Ltd	Bangladesh	BDT	120,000	89.6%
	Siam City Cement (Public) Company Limited[1]	Thailand	THB	2,375,000	36.8%
	Holcim (Malaysia) Sdn Bhd	Malaysia	MYR	10,450	100.0%
	Holcim (Singapore) Pte. Ltd	Singapore	SGD	28,754	100.0%
	Jurong Cement Limited	Singapore	SGD	44,322	55.2%
	PT Holcim Indonesia Tbk.	Indonesia	IDR	3,831,450,000	78.2%
	Holcim (Vietnam) Ltd	Vietnam	USD	189,400	65.0%
	Holcim (Philippines) Inc.	Philippines	PHP	6,452,099	78.7%
	Cement Australia Holdings Pty Ltd[1]	Australia	AUD	390,740	50.0%
	Holcim (New Zealand) Ltd	New Zealand	NZD	22,004	100.0%

Principal listed Group companies

Region	Company	Place of listing	Market capitalization at December 31, 2007 in local currency		Security code number
Europe	Holcim (Deutschland) AG	Frankfurt	EUR	644 million	DE0005259006
Latin America	Holcim (Costa Rica) S.A.	San José	CRC	197,119 million	CRINC00A0010
	Holcim (Ecuador) S.A.	Quito, Guayaquil	USD	1,105 million	ECP612411085
	Juan Minetti S.A.	Buenos Aires	ARS	845 million	ARP6806N1051
	Cemento Polpaico S.A.	Santiago	CLP	218,969 million	CLP2216J1070
Africa Middle East	Holcim (Maroc) S.A.	Casablanca	MAD	10,736 million	MA0000010332
	Holcim (Liban) S.A.L.	Beirut	USD	405 million	Sicovam 921890
Asia Pacific	ACC Limited	Mumbai	INR	192,221 million	INE012A01025
	Ambuja Cements Ltd.	Mumbai	INR	223,637 million	INE079A01024
	Siam City Cement (Public) Company Limited	Bangkok	THB	64,500 million	TH0021010002
	PT Holcim Indonesia Tbk.	Jakarta	IDR	13,410,075 million	ID1000072309
	Holcim (Philippines) Inc.	Manila	PHP	49,681 million	PHY3232G1014

[1] Joint venture, proportionate consolidation.

[2] Control obtained because of the power to cast the majority of votes at meetings of the Board of Directors.

Principal finance and holding companies

	Place	Nominal share capital in 000		Participation (voting right)
Holcim Ltd	Switzerland	CHF	527,172	100.0%
Aggregate Industries Holdings Limited	United Kingdom	GBP	505,581	100.0%
Holcibel S.A.	Belgium	EUR	831,000	100.0%
Holcim Auslandbeteiligungs GmbH (Deutschland)	Germany	EUR	2,556	100.0%
Holcim Beteiligungs GmbH (Deutschland)	Germany	EUR	102,000	100.0%
Holcim Capital Corporation Ltd.	Bermuda	USD	2,630	100.0%
Holcim Capital (Thailand) Ltd.	Thailand	THB	1,100	100.0%
Holcim (Centroamérica) B.V.	Netherlands	USD	655,019	100.0%
Holcim European Finance Ltd.	Bermuda	EUR	25	100.0%
Holcim Finance (Australia) Pty Ltd	Australia	AUD	0	100.0%
Holcim Finance (Belgium) SA	Belgium	EUR	62	100.0%
Holcim Finance (Canada) Inc.	Canada	CAD	0	100.0%
Holcim Finance (Luxembourg) SA	Luxemburg	EUR	1,900	100.0%
Holcim GB Finance Ltd.	Bermuda	GBP	8	100.0%
Holcim (India) Private Limited	India	INR	18,474,775	100.0%
Holcim Investments (France) SAS	France	EUR	15,551	100.0%
Holcim Investments (Spain) S.L.	Spain	EUR	60,003	100.0%
Holcim Overseas Finance Ltd.	Bermuda	CHF	16	100.0%
Holcim Participations (UK) Limited	United Kingdom	GBP	0	100.0%
Holcim Participations (US) Inc.	USA	USD	67	100.0%
Holcim Reinsurance Ltd.	Bermuda	CHF	1,453	100.0%
Holcim US Finance S.à r.l. & Cie S.C.S.	Luxemburg	USD	10	100.0%
Holderfin B.V.	Netherlands	EUR	3,772	100.0%

Principal associated companies

Region	Company	Country of incorporation or residence	Participation (voting right)
North America	Lattimore Materials Company, L.P.	USA	49.0%
Latin America	Cementos Progreso S.A.	Guatemala	20.0%
Africa Middle East	AfriSam (Pty) Ltd[1]	South Africa	15.0%
Asia Pacific	Espandar Cement Investment Company (PJS)	Iran	49.9%
	Huaxin Cement Co. Ltd.	China	26.1%

[1] Due to significant influence.

Report of the Group auditors to the general meeting of Holcim Ltd

As Group auditors, we have audited the consolidated financial statements (consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity, consolidated cash flow statement and notes presented on pages 104 to 164) of Holcim Ltd for the year ended December 31, 2007. Certain financial statements of subsidiaries have been audited by other auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd





Christoph Dolensky
Swiss Certified Accountant
Auditor in charge

Willy Hofstetter
Swiss Certified Accountant

Zurich, February 22, 2008

Holcim France Benelux S.A.S., France

Regional General Manager:	Karl Gernandt
Country Manager France:	Vincent Lefebvre
Country Manager Belgium:	Lukas Epple
Country Manager Netherlands:	Gitta Hoogeveen
Personnel:	3,475
Production capacity:	8.8 million t of cement
Altkirch plant	■
Dannes plant	■
Héming plant	■
Lumbres plant	■
Obourg plant	■
Rochefort plant	■
Dunkerque grinding plant	■
Ebange grinding plant	■
Haccourt grinding plant	■
Shareholdings:	
Geocycle S.A.	■
Gralex S.A.	●
Holcim Betonmortel B.V.	▲
Holcim Betonproducten B.V.	▲
Holcim Bétons (Belgique) S.A.	▲
Holcim Bétons (France) S.A.S.	▲
Holcim Granulats (Belgique)	●
Holcim Granulats (France) S.A.S.	●
Holcim Grondstoffen B.V.	▲

Holcim (España), S.A., Spain

Chief Executive:	Saverio A. Banchini
Personnel:	1,922
Production capacity:	6.1 million t of cement
Carboneras plant	■
Gádor plant	■
Jerez plant	■
Lorca plant	■
Torredonjimeno plant	■
Yeles plant	■
Shareholdings:	
Holcim Aridos S.L.	●
Holcim Hormigones S.A.	▲
Holcim Morteros S.A.	▲

Holcim Trading SA, Spain

Chief Executive:	José Cantillana
Personnel:	103
Seaborne clinker and cement trading and others	▲

Aggregate Industries UK Ltd, United Kingdom

Chief Executive:	Bill Bolsover
Personnel:	6,554
Bardon	● ▲
Bardon Vectis	● ▲
Bradstone/Stone Flair	▲
Charcon	▲
Concrete Developments	▲
Express Asphalt	▲
London Concrete	▲
Masterblock	▲
Ronez	● ▲
Shareholdings:	
Foster Yeoman Limited	● ▲
Halsvik Aggregates AS	●
Paragon Materials Ltd	▲

Holcim (Deutschland) AG, Germany

Chief Executive:	Leo Mittelholzer
Personnel:	1,155
Production capacity:	3.3 million t of cement
Höver plant	■
Lägerdorf plant	■
Bremen grinding plant	■
Shareholdings:	
Hannoversche Silo-Gesellschaft mbH	▲
Holcim Beton und Zuschlagsstoffe GmbH	● ▲
Hüttensand Salzgitter GmbH & Co. KG	●
SBU Kieswerk Zeithain GmbH & Co. KG	●

Holcim (Süddeutschland) GmbH, Germany

Regional General Manager:	Carlo Gervasoni
Country Manager:	Reto Willimann
Personnel:	286
Production capacity:	1.6 million t of cement
Dotternhausen plant	■
Shareholding:	
Holcim Kies und Beton GmbH	● ▲

■ Cement
● Aggregates
▲ Other construction materials and services

Holcim (Schweiz) AG, Switzerland

Regional General Manager:	Carlo Gervasoni
Country Manager:	Kaspar Wenger
Personnel:	1,225
Production capacity:	3.9 million t of cement
Brunnen plant	■ ●
Eclépens plant	■
Siggenthal plant	■
Untervaz plant	■
Lorüns grinding plant, Austria	■
Shareholdings:	
Holcim BF+P SA	▲
Holcim Gradisles SA	●
Holcim Kies und Beton AG	● ▲
Holcim (Vorarlberg) GmbH, Austria	■

Holcim Gruppo (Italia) S.p.A., Italy

Regional General Manager:	Carlo Gervasoni
Country Manager:	Domenico Salvadore
Personnel:	671
Production capacity:	4.1 million t of cement
Merone plant	■
Ternate plant	■
Morano grinding plant	■
Shareholdings:	
Eurofuels	■
Holcim Aggregati S.r.l.	●
Holcim Calcestruzzi S.r.l.	▲

Holcim Group Support Ltd, Switzerland

Personnel:	770
Management services	▲

Holcim (Česko) a.s., Czech Republic

Regional General Manager:	Kurt Habersatter
Country Manager:	Roland van Wijnen
Personnel:	425
Production capacity:	1.5 million t of cement
Prachovice plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholdings:	
Lom Klecany s.r.o	▲
Transbeton Skanska s.r.o	▲

Holcim (Slovensko) a.s., Slovakia

Regional General Manager:	Kurt Habersatter
Country Manager:	Roland van Wijnen
Personnel:	608
Production capacity:	2.1 million t of cement
Rohožnik plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholding:	
Holcim Wien GmbH, Austria	▲

Holcim Hungária Zrt., Hungary

Regional General Manager:	Kurt Habersatter
Country Manager:	Richard Skene
Personnel:	703
Production capacity:	2.1 million t of cement
Hejöcsaba plant	■
Lábatlan plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholding:	
Pannonbeton Kft	▲

Holcim (Hrvatska) d.o.o., Croatia

Regional General Manager:	Kurt Habersatter
Country Manager:	Albert Szabo
Personnel:	319
Production capacity:	1.0 million t of cement
Koromačno plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholding:	
Holcim Mineralni Agregati d.o.o.	●

Holcim (Srbija) a.d., Serbia

Regional General Manager:	Kurt Habersatter
Country Manager:	Gustavo Navarro
Personnel:	466
Production capacity:	1.4 million t of cement
Novi Popovac plant	■
Ready-mix concrete operations	▲

Holcim (Romania) S.A., Romania

Regional General Manager:	Kurt Habersatter
Country Manager:	Markus Wirth
Personnel:	1,389
Production capacity:	4.9 million t of cement
Alesd plant	■
Campulung plant	■
Turda grinding plant	■
Aggregates operations	●
Ready-mix concrete operations	△

Holcim (Bulgaria) AD, Bulgaria

Regional General Manager:	Kurt Habersatter
Country Manager:	Todor Kostov
Personnel:	885
Production capacity:	1.8 million t of cement
Beli Izvor plant	■
Pleven plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholdings:	
Holcim Karierni Materiali AD	●
Karieri AD Plovdiv	●
Plevenski Cement AD	■
ZCK Kremikovci	▲

Alpha Cement J.S.C., Russia

Regional General Manager:	Gareth Babbs
Country Manager:	Uwe Koehler
Personnel:	2,034
Production capacity:	4.4 million t of cement
Shurovo plant	■
Volsk plant	■

"Garadagh" Sement O.T.J.S.C., Azerbaijan

Regional General Manager:	Gareth Babbs
Country Manager:	Horia Adrian
Personnel:	565
Production capacity:	2.0 million t of cement
Garadagh plant	■

Holcim (US) Inc., USA

Chief Executive:	Patrick Dolberg
Personnel:	2,557
Production capacity:	17.1 million t of cement
Ada plant	■
Artesia plant	■
Clarksville plant	■
Devil's Slide plant	■
Dundee plant	■
Holly Hill plant	■
Mason City plant	■
Midlothian plant	■
Portland plant	■
Theodore plant	■
Trident plant	■
Birmingham grinding plant	■
Chicago grinding plant	■

Aggregate Industries Inc., USA

Chief Executive:	Bill Bolsover
COO:	Nabil Bouris
Personnel:	4,984
Central Region	● ▲
Mid Atlantic Region	● ▲
North Central Region	● ▲
North East Region	● ▲
South West Region	● ▲
West Central Region	● ▲
Shareholdings:	
Hardaway Concrete	▲
Meyer Material Company	● ▲

■ Cement
● Aggregates
▲ Other construction materials and services

St. Lawrence Cement Inc., Canada

Chief Executive:	Philippe Arto
Personnel:	3,624
Production capacity:	5.3 million t of cement
Catskill plant	■
Hagerstown plant	■
Joliette plant	■
Mississauga plant	■
Shareholdings:	
Demix group	● ▲
Dufferin group	● ▲

Holcim Apasco S.A. de C.V., Mexico

Chief Executive:	Eduardo Kretschmer
Personnel:	3,956
Production capacity:	10.9 million t of cement
Acapulco plant	■
Apaxco plant	■
Macuspana plant	■
Orizaba plant	■
Ramos Arizpe plant	■
Tecomán plant	■
Shareholdings:	
Cementos Apasco S.A. de C.V.	■
Concretos Apasco S.A. de C.V.	▲
Gravasa S.A. de C.V.	●

Cemento de El Salvador S.A. de C.V., El Salvador

Chief Executive:	Ricardo A. Chavez Caparroso
Personnel:	971
Production capacity:	1.7 million t of cement
El Ronco plant	■
Maya plant	■
Shareholdings:	
Bolsas de Centroamérica S.A. de C.V.	▲
Concretera Mixto Listo S.A. de C.V.	▲
Concretera Salvadoreña S.A. de C.V.	▲

Holcim (Nicaragua) S.A., Nicaragua

Chief Executive:	Sergio Egloff
Personnel:	82
Production capacity:	0.3 million t of cement
Nagarote grinding plant	■

Holcim (Costa Rica) S.A., Costa Rica

Chief Executive:	Sergio Egloff
Personnel:	1,474
Production capacity:	1.5 million t of cement
Cartago plant	■
Shareholdings:	
Hidroeléctrica Aguas Zarcas S.A.	▲
Holcim Agregados S.A.	●
Holcim Concretera S.A.	▲
Productos de Concreto S.A.	▲

Panamá Cement Holding S.A., Panama

Chief Executive:	Sergio Egloff
Personnel:	458
Production capacity:	0.8 million t of cement
Quebrancha grinding plant	■
Shareholdings:	
Cemento Panamá Comercializadora S.A.	■
Cemento Panamá S.A.	■
Concreto S.A.	▲
Corporación Incem S.A.	■
Grava S.A.	●

Caricement Antilles N.V., Curaçao

Chief Executive:	Juan Miguel Lahitte
Personnel:	43
Antilles terminals	■

Cementos Colón S.A., Dominican Republic

Chief Executive:	Juan Miguel Lahitte
Personnel:	93
Production capacity:	0.6 million t of cement
Najayo grinding plant	■

Holcim (Colombia) S.A., Colombia

Chief Executive:	Moisés Pérez
Personnel:	942
Production capacity:	1.4 million t of cement
Nobsa plant	■
Aggregates operations	●
Ready-mix concrete operations	▲

Holcim (Venezuela) C.A., Venezuela

Chief Executive:	Louis Beauchemin
Personnel:	774
Production capacity:	2.9 million t of cement
Cumarebo plant	■
San Sebastián plant	■
Aggregates operations	●
Ready-mix concrete operations	▲

Holcim (Ecuador) S.A., Ecuador

Chief Executive:	Andreas Leu
Personnel:	902
Production capacity:	3.5 million t of cement
Guayaquil plant	■
Latacunga grinding plant	■
Aggregates operations	●
Ready-mix concrete operations	▲
Shareholdings:	
Distribuidora Rocafuerte (Disensa) S.A.	▲
Generadora Rocafuerte S.A.	▲

Holcim (Brasil) S.A., Brazil

Chief Executive:	Carlos Bühler
Personnel:	1,850
Production capacity:	4.5 million t of cement
Barroso plant	■
Cantagalo plant	■
Pedro Leopoldo plant	■
Sorocaba grinding plant	■
Vitória grinding plant	■
Aggregates operations	●
Ready-mix concrete operations	▲

Juan Minetti S.A., Argentina

Chief Executive:	Otmar Hübscher
Personnel:	1,071
Production capacity:	4.3 million t of cement
Capdeville plant	■
Malagueño plant	■
Puesto Viejo plant	■
Yocsina plant	■
Campana grinding plant	■
Ready-mix concrete operations	▲
Shareholdings:	
Ecoblend S.A.	▲
Hormix S.A.	▲

Cemento Polpaico S.A., Chile

Chief Executive:	Oscar Parada
Personnel:	1,061
Production capacity:	2.3 million t of cement
Cerro Blanco plant	■
Coronel grinding plant	■
Mejillones grinding plant	■
Shareholding:	
Pétreos S.A.	● ▲

Holcim (Maroc) S.A., Morocco

Chief Executive:	Dominique Drouet
Personnel:	649
Production capacity:	5.2 million t of cement
Oujda plant	■
Ras El Ma plant	■
Settat plant	■
Nador grinding plant	■
Shareholdings:	
Ecoval	■
Holcim AOZ	■
Holcim Bétons	▲
Holcim Granulats	●

Egyptian Cement Company S.A.E., Egypt

Chief Executive:	Nassef Sawiris
Personnel:	1,247
Production capacity:	8.2 million t of cement
El Soukhna plant	■

■ Cement
● Aggregates
▲ Other construction materials and services

Ciments de Guinée S.A., Guinea

Chief Executive:	Mohamed Ali Bensaid
Personnel:	233
Production capacity:	0.6 million t of cement
Conakry grinding plant	■

Société de Ciments et Matériaux, Ivory Coast

Chief Executive:	Johan Pachler
Personnel:	193
Production capacity:	0.8 million t of cement
Abidjan grinding plant	■

United Cement Company of Nigeria Ltd, Nigeria

Chief Executive:	Joey Ghose
Personnel:	304
Production capacity:	0.4 million t of cement
Calabar grinding plant	■

Holcim (Liban) S.A.L., Lebanon

Chief Executive:	Vincent Bouckaert
Personnel:	373
Production capacity:	2.6 million t of cement
Chekka plant	■
Shareholdings:	
Holcim Béton S.A.L.	▲
Société Libanaise des Ciments Blancs	■
Bogaz Endustri ve Madencilik, Northern Cyprus	■

Holcim (Outre-Mer) S.A.S., La Réunion

Chief Executive:	Andreas Rogenmoser
Personnel:	491
Production capacity:	0.9 million t of cement
Ibity plant	■
Le Port grinding plant	■
Nouméa grinding plant	■
Shareholdings:	
Holcim Madagascar S.A.	■
Holcim (Mauritius) Ltd	■
Holcim (Nouvelle Calédonie) S.A.	■
Holcim Précontraint S.A.	▲
Holcim (Réunion) S.A.	■

Aden Cement Enterprises Ltd., Republic of Yemen

Chief Executive:	Jaafar Skalli
Personnel:	142
Aden terminal	■

ACC Limited, India

Chief Executive:	Sumit Banerjee
Personnel:	17,686
Production capacity:	22.7 million t of cement
Bargarh plant	■
Chaibasa plant	■
Chanda plant	■
Gagal plants	■
Jamul plant	■
Kymore plant	■
Lakheri plant	■
Madukkarai plant	■
Wadi plants	■
Damodhar grinding plant	■
Sindri grinding plant	■
Tikaria grinding plant	■
Ready-mix concrete operations	▲

Ambuja Cements Ltd., India

Chief Executive:	Amrit Lal Kapur
Personnel:	10,116
Production capacity:	20.1 million t of cement
Ambujanagar plants	■
Bhatapara plant	■
Darlaghat plant	■
Maratha plant	■
Rabriyawas plant	■
Bhatinda grinding plant	■
Farakka grinding plant	■
Roorkee grinding plant	■
Ropar grinding plant	■
Sankrail grinding plant	■

Holcim (Lanka) Ltd, Sri Lanka

Chief Executive:	Peter Spirig
Personnel:	655
Production capacity:	1.4 million t of cement
Palavi plant	■
Ruhunu grinding plant	■

Holcim (Bangladesh) Ltd, Bangladesh

Chief Executive:	Pn Iyer
Personnel:	508
Production capacity:	1.3 million t of cement
Menghnaghat grinding plant	■
Mongla grinding plant	■
Shareholdings:	
Cemcor Limited	▲
Saiham Cement Industries Ltd	■
United Cement Industries Limited	■

Siam City Cement (Public) Company Limited, Thailand

Chief Executive:	Marcel Smit
Personnel:	3,944
Production capacity:	14.8 million t of cement
Saraburi plants	■
Shareholdings:	
Conwood Co. Ltd.	▲
Siam City Concrete Co. Ltd.	▲

Holcim (Malaysia) Sdn Bhd, Malaysia

Chief Executive:	Allan Cheah
Personnel:	131
Production capacity:	1.2 million t of cement
Pasir Gudang grinding plant	■
Ready-mix concrete operations	▲

Holcim (Singapore) Pte. Ltd, Singapore

General Manager:	Sujit Ghosh
Personnel:	159
Ready-mix concrete operations	▲

Jurong Cement Limited, Singapore

Chief Executive:	Joe Khor
Personnel:	134
Ready-mix concrete operations	▲

PT Holcim Indonesia Tbk., Indonesia

Chief Executive:	Tim Mackay
Personnel:	2,324
Production capacity:	8.0 million t of cement
Cilacap plant	■
Narogong plant	■
Shareholdings:	
PT Holcim Beton	● ▲
PT Wahana Transtama	■

Holcim (Vietnam) Ltd, Vietnam

Chief Executive:	Aidan Lynam
Personnel:	1,346
Production capacity:	4.1 million t of cement
Hon Chong plant	■
Cat Lai grinding plant	■
Thi Vai grinding plant	■
Ready-mix concrete operations	▲

Holcim (Philippines) Inc., Philippines

Chief Executive:	Ian Thackwray
Personnel:	1,363
Production capacity:	9.9 million t of cement
Bulacan plant	■
Davao plant	■
La Union plant	■
Lugait plant	■
Mabini grinding plant	■
Shareholding:	
Trans Asia Power Corporation	▲

■ Cement
● Aggregates
▲ Other construction materials and services

Cement Australia Holdings Pty Ltd and

Cement Australia Partnership, Australia

Chief Executive:	Chris Leon
Personnel:	1,479
Production capacity:	3.8 million t of cement


Gladstone plant ■


Kandos plant ■


Railton plant ■


Rockhampton plant ■


Bulwer Island grinding plant ■

Shareholdings:


Australian Steel Mill Services Pty ▲


Cement Australia Packaged Products Pty Ltd. ■


Pozzolanic Industries Pty Ltd. ■


The Cornwall Coal Mining Company Pty Ltd. ▲

Holcim (New Zealand) Ltd, New Zealand

Chief Executive:	Jeremy Smith
Personnel:	825
Production capacity:	0.6 million t of cement


Westport plant ■


Christchurch grinding plant ■


Aggregates operations ●


Ready-mix concrete operations ▲

Shareholdings:


AML Ltd. ▲


McDonald's Lime Ltd. ▲


Millbrook Quarries Ltd ●

Statement of income Holcim Ltd

Million CHF	2007	2006
Financial income	2,454.3	410.0
Other ordinary income	35.4	20.7
Extraordinary income	11.4	3,482.3
Total income	**2,501.1**	**3,913.0**
Financial expenses	(95.4)	(77.6)
Other ordinary expenses	(42.3)	(26.0)
Change in provisions and valuation adjustments on financial investments	0	(2.1)
Taxes	(54.3)	(2.8)
Total expenses	**(192.0)**	**(108.5)**
Net income	**2,309.1**	**3,804.5**

Balance sheet Holcim Ltd as at December 31

Million CHF	2007	2006
Cash and cash equivalents	457.0	269.5
Accounts receivable – Group companies	753.5	583.9
Accounts receivable – third parties	0.3	3.7
Prepaid expenses and other current assets	10.6	11.4
Total current assets	**1,221.4**	**868.5**
Loans – Group companies	1,780.4	1,370.4
Financial investments – Group companies	13,472.2	11,203.9
Other financial investments	6.3	0
Total long-term assets	**15,258.9**	**12,574.3**
Total assets	**16,480.3**	**13,442.8**
Current financing liabilities – Group companies	279.0	202.7
Other current liabilities	610.5	676.0
Total current liabilities	**889.5**	**878.7**
Long-term financing liabilities – Group companies	145.1	114.2
Debentures	1,650.0	1,250.0
Total long-term liabilities	**1,795.1**	**1,364.2**
Total liabilities	**2,684.6**	**2,242.9**
Share capital	527.2	510.7
Legal reserves		
– Ordinary reserve	7,292.0	6,505.2
– Reserve for treasury shares	67.1	61.8
Free reserve	3,462.8	262.8
Retained earnings	2,446.6	3,859.4
Total shareholders' equity	**13,795.7**	**11,199.9**
Total liabilities and shareholders' equity	**16,480.3**	**13,442.8**

Change in shareholders' equity Holcim Ltd

Million CHF	Share capital	Ordinary reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total
January 1, 2006	**459.9**	**4,399.6**	**59.3**	**262.8**	**437.3**	**5,618.9**
Capital increase	50.8					50.8
Capital surplus		2,108.1				2,108.1
Increase reserve for treasury shares		(2.5)	2.5			0
Dividends					(382.4)	(382.4)
Net income of the year					3,804.5	3,804.5
December 31, 2006	**510.7**	**6,505.2**	**61.8**	**262.8**	**3,859.4**	**11,199.9**
January 1, 2007	**510.7**	**6,505.2**	**61.8**	**262.8**	**3,859.4**	**11,199.9**
Capital increase	16.5					16.5
Capital surplus		792.1				792.1
Increase reserve for treasury shares		(5.3)	5.3			0
Dividends					(521.9)	(521.9)
Allocation to free reserve				3,200.0	(3,200.0)	0
Net income of the year					2,309.1	2,309.1
December 31, 2007	**527.2**	**7,292.0**	**67.1**	**3,462.8**	**2,446.6**	**13,795.7**

Data as required under Articles 663b and c of the Swiss Code of Obligations

Contingent liabilities Million CHF	31.12.2007	31.12.2006
Holcim Capital Corporation Ltd.		
Guarantees in respect of holders of		
3.75% CHF 0 million bonds due in 2007	0	215
5.83% USD 0 million private placement due in 2007	0	44
6.60% USD 168 million private placement due in 2008	197[1]	214
5.93% USD 105 million private placement due in 2009	126[1]	133
7.05% USD 358 million private placement due in 2011	459[1]	481
6.59% USD 165 million private placement due in 2014	217[1]	225
0.00% USD 0 million convertible bonds due in 2017	0	159
7.65% USD 50 million private placement due in 2031	81[1]	84
Holcim Capital (Thailand) Ltd.		
Guarantees in respect of holders of		
6.12% THB 3,000 million bonds due in 2008	100[2]	103
6.48% THB 2,150 million bonds due in 2010	71[2]	74
6.69% THB 2,450 million bonds due in 2012	81[2]	84
Holcim Finance (Australia) Pty Ltd		
Guarantees in respect of holders of		
6.50% AUD 175 million bonds due in 2009	173[3]	169
6.76% AUD 85 million bonds due in 2009	84[3]	82
Holcim Finance (Belgium) SA		
Commercial Paper Program, guarantee based on utilization, EUR 500 million maximum	365[4]	294
Holcim Finance (Canada) Inc.		
Guarantees in respect of holders of		
5.86% CAD 0 million private placement due in 2007	0	113
6.91% CAD 10 million private placement due in 2017	14[5]	13
5.90% CAD 300 million bonds due in 2013	380[5]	0
Holcim Finance (Luxembourg) SA		
Guarantees in respect of holders of		
4.38% EUR 750 million bonds due in 2010	1,367[4]	1,326
4.38% EUR 600 million bonds due in 2014	1,094[4]	1,061
Holcim Overseas Finance Ltd.		
Guarantees in respect of holders of		
2.75% CHF 300 million notes due in 2011	330	330
1.00% CHF 0 million convertible bonds due in 2012	0	719
3.00% CHF 250 million notes due in 2013	275	0
Holcim US Finance S.à r.l. & Cie S.C.S.		
Guarantees in respect of holders of		
5.96% USD 125 million private placement due in 2013	141[1]	152
6.10% USD 125 million private placement due in 2016	141[1]	152
6.21% USD 200 million private placement due in 2018	225[1]	244
Guarantees for committed credit lines, utilization CHF 2,255 million	5,480	5,537
Other guarantees, utilization CHF 54 million	735	1,095

Holcim Ltd is part of a value added tax group and therefore jointly liable to the Swiss Federal Tax Administration for the value added tax liabilities of the other members.

[1] Exchange rate USD: CHF 1.1263.
[2] Exchange rate THB: CHF 0.033239.
[3] Exchange rate AUD: CHF 0.991.
[4] Exchange rate EUR: CHF 1.6573.
[5] Exchange rate CAD: CHF 1.1514.

Issued bonds

The outstanding bonds and private placements as at December 31, 2007 are listed on pages 144 and 145.

Principal investments

The principal direct and indirect investments of Holcim Ltd are listed under the heading "Principal companies" on pages 162 to 164.

Treasury shares		Number	Price per share in CHF	Million CHF
01.01.06	Treasury shares	828,998	71.58	59.3
01.01. to 31.12.06	Movement	(149,086)	99.60	2.5
31.12.06	Treasury shares	679,912	90.84	61.8
01.01.07	Treasury shares	679,912	90.84	61.8
01.01. to 31.12.07	Movement	(11,063)	124.82	5.3
31.12.07	Treasury shares	668,849	100.27	67.1

Conditional share capital		Number	Price per share in CHF	Million CHF
01.01.06	Conditional shares par value	14,007,875	2.00	28.0
01.01. to 31.12.06	Movement	(4,348,060)	2.00	(8.7)
31.12.06	Conditional shares par value	9,659,815	2.00	19.3
01.01.07	Conditional shares par value	9,659,815	2.00	19.3
01.01. to 31.12.07	Movement	(8,237,465)	2.00	(16.5)
31.12.07	Conditional shares par value	1,422,350	2.00	2.8

Share interests of Board of Directors and senior management

As at December 31, 2007, the members of the Board of Directors and the senior management of Holcim held directly and indirectly in the aggregate 54,109,159 (2006: 54,001,051) registered shares and no rights to acquire further registered shares and 570,101 (2006: 496,619) call options on registered shares.

Important shareholders[1]

As at December 31, 2007, Thomas Schmidheiny directly and indirectly held 53,741,950 or 20.39 percent (2006: 53,698,257 or 21.03 percent) registered shares.[2]

Capital Group Companies Inc. held 13,173,185 or 4.99 percent shares as at October 19, 2007.

The information disclosed complies with all Swiss legal requirements. Further information can be found in the notes to the consolidated financial statements on pages 120 to 161. Specific information in accordance with Art. 663b^bis and Art. 663c para. 3 of the Swiss Code of Obligations (transparency law) are disclosed in Note 39 on pages 158 to 161.

[1] Shareholding of more than 3 percent.

[2] Included in share interests of Board of Directors and senior management.

Dividend-bearing share capital		2007		2006
Shares	Number	Million CHF	Number	Million CHF
Registered shares of CHF 2 par value	263,586,090	527.2	255,348,625	510.7
Total	**263,586,090**	**527.2**	**255,348,625**	**510.7**

Appropriation of retained earnings		
CHF		
Retained earnings brought forward	137,511,293	54,906,182
Net income of the year	2,309,086,321	3,804,481,989
Retained earnings	**2,446,597,614**	**3,859,388,171**
The Board of Directors proposes to the annual general meeting of shareholders of May 7, 2008 in Dübendorf the following appropriation:		
Gross dividend[1]	(867,626,895)	(521,876,878)
Appropriation to free reserves	(1,500,000,000)	(3,200,000,000)
Balance to be carried forward	**78,970,719**	**137,511,293**

This results in the following dividend per share:

Dividend	Gross	Net[2]
Registered share	CHF 3.30	CHF 2.145

On May 13, 2008, the dividend on registered shares will be paid in accordance with shareholders' instructions.

[1] No dividend is paid on treasury shares held by Holcim. On January 1, 2008, treasury holdings amounted to 668,849 registered shares.
[2] After deduction of 35 percent withholding tax.



Report of the statutory auditors to the general meeting of Holcim Ltd

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes presented on pages 174 to 179) of Holcim Ltd for the year ended December 31, 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd





Christoph Dolensky
Swiss Certified Accountant
Auditor in charge

Willy Hofstetter
Swiss Certified Accountant

Zurich, February 22, 2008



5-year-review Group Holcim

		2007	2006	2005[1]	2004[1,2]	2003[1,2]
Statement of income						
Net sales	Million CHF	27,052	23,969	18,468	13,215	12,600
Gross profit	Million CHF	12,979	11,353	8,729	6,577	6,017
Operating EBITDA	Million CHF	6,930	6,086	4,627	3,588	3,311
Operating EBITDA margin	%	25.6	25.4	25.1	27.2	26.3
EBITDA	Million CHF	8,468	6,333	4,757	3,619	3,383
Operating profit	Million CHF	5,024	4,385	3,316	2,251	1,925
Operating profit margin	%	18.6	18.3	18.0	17.0	15.3
Depreciation and amortization	Million CHF	1,919	1,723	1,339	1,444	1,446
EBIT	Million CHF	6,549	4,610	3,418	2,175	1,937
Income taxes	Million CHF	1,201	1,078	865	510	510
Tax rate	%	20.9	28.4	32.6	31.1	35.5
Net income	Million CHF	4,545	2,719	1,789	1,128	928
Net income margin	%	16.8	11.3	9.7	8.5	7.4
Net income – equity holders of Holcim Ltd	Million CHF	3,865	2,104	1,511	889	682
Cash flow statement						
Cash flow from operating activities	Million CHF	5,323	4,423	3,405	2,622	2,619
Cash flow margin	%	19.7	18.5	18.4	19.8	20.8
Investments in property, plant and equipment for maintenance	Million CHF	1,043	1,062	879	755	802
Investments in property, plant and equipment for expansion	Million CHF	2,245	1,265	607	368	490
Financial investments in financial assets, intangible assets and other assets net	Million CHF	2,277	2,054	4,853	1,279	442
Balance sheet						
Current assets	Million CHF	10,372	9,747	8,849	7,396	6,028
Long-term assets	Million CHF	37,839	34,955	29,262	18,454	18,786
Total assets	Million CHF	48,211	44,702	38,111	25,850	24,814
Short-term liabilities	Million CHF	9,025	8,621	6,782	5,350	5,224
Long-term liabilities	Million CHF	17,241	17,356	17,079	9,839	10,127
Total shareholders' equity	Million CHF	21,945	18,725	14,250	10,661	9,463
Shareholders' equity as % of total assets		45.5	41.9	37.4	41.2	38.1
Minority interest	Million CHF	3,163	3,548	2,783	2,178	2,666
Net financial debt	Million CHF	12,873	12,837	12,693	6,846	8,324
Capacity, sales and personnel						
Annual production capacity cement	Million t	197.8	197.8	160.4	154.1	145.2
Sales of cement	Million t	149.6	140.7	110.6	102.1	94.3
Sales of mineral components	Million t	5.5	6.0	5.5	4.4	3.2
Sales of aggregates	Million t	187.9	187.6	169.3	104.2	95.9
Sales of ready-mix concrete	Million m^3	45.2	44.2	38.2	29.3	27.0
Personnel	31.12.	89,364	88,783	59,901	46,909	48,220
Financial ratios						
Return on equity[3]	%	22.8	15.8	15.1	11.6	10.2
Gearing[4]	%	58.7	68.6	89.1	64.2	88.0
Funds from operations[5]/net financial debt	%	50.2	34.6	24.6	37.6	28.5
EBITDA net interest coverage	x	11.0	6.8	6.0	6.8	6.8
EBIT net interest coverage	x	8.5	5.0	4.3	4.1	3.9

[1] Restated in line with IAS 21 amended.
[2] Restated in line with new and revised IFRS, effective January 1, 2005.
[3] Excludes minority interest.
[4] Net financial debt divided by total shareholders' equity.
[5] Net income plus depreciation and amortization.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance. Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document. Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
info@holcim.com
www.holcim.com

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.



Holcim

Strength. Performance. Passion.

First Quarter Interim Report 2008 Holcim Ltd



Key figures Group Holcim

January–March		2008	2007	±%	±% like-for-like
Annual production capacity cement	million t	195.1	197.8[1]	–1.4	+0.5
Sales of cement	million t	34.2	34.6	–1.2	+4.0
Sales of mineral components	million t	0.7	1.1	–36.4	–17.9
Sales of aggregates	million t	32.7	36.2	–9.7	–5.5
Sales of ready-mix concrete	million m³	10.5	9.4	+11.7	+11.7
Sales of asphalt	million t	1.9	2.1	–9.5	–9.5
Net sales	million CHF	5,509	5,728	–3.8	+7.4
Operating EBITDA	million CHF	1,151	1,342	–14.2	+0.6
Operating EBITDA margin	%	20.9	23.4		
EBITDA	million CHF	1,239	1,382	–10.3	
Operating profit	million CHF	737	904	–18.5	–0.7
Operating profit margin	%	13.4	15.8		
Net income	million CHF	513	530	–3.2	
Net income margin	%	9.3	9.3		
Net income – equity holders of Holcim Ltd	million CHF	370	356	+3.9	
Cash flow from operating activities	million CHF	(158)	130	–221.5	–221.5
Cash flow margin	%	(2.9)	2.3		
Net financial debt	million CHF	13,455	12,873[1]	+4.5	+15.6
Total shareholders' equity	million CHF	19,771	21,945[1]	–9.9	
Gearing[2]	%	68.1	58.7[1]		
Personnel		88,954	89,364[1]	–0.5	+0.1
Earnings per dividend-bearing share[3]	CHF	1.41	1.40	+0.7	
Fully diluted earnings per share[3]	CHF	1.41	1.39	+1.4	

Principal key figures in USD (illustrative)[4]

Net sales	million USD	5,247	4,657	+12.7
Operating EBITDA	million USD	1,096	1,091	+0.5
Operating profit	million USD	702	735	–4.5
Net income – equity holders of Holcim Ltd	million USD	352	289	+21.8
Cash flow from operating activities	million USD	(150)	106	–241.5
Net financial debt	million USD	13,591	11,392[1]	+19.3
Total shareholders' equity	million USD	19,971	19,420[1]	+2.8
Earnings per dividend-bearing share[3]	USD	1.34	1.14	+17.5

Principal key figures in EUR (illustrative)[4]

Net sales	million EUR	3,443	3,536	–2.6
Operating EBITDA	million EUR	719	828	–13.2
Operating profit	million EUR	461	558	–17.4
Net income – equity holders of Holcim Ltd	million EUR	231	220	+5.0
Cash flow from operating activities	million EUR	(99)	80	–223.8
Net financial debt	million EUR	8,570	7,755[1]	+10.5
Total shareholders' equity	million EUR	12,593	13,220[1]	–4.7
Earnings per dividend-bearing share[3]	EUR	0.88	0.86	+2.3

[1] As of December 31, 2007.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

The Group has achieved further organic growth. But the strong Swiss franc and expensive energy are having an impact.

Dear Shareholder

There are difficulties in making comparisons between the first quarter of 2008 and the previous year's results because of substantial changes in the company. Since the sale of the majority stake in June 2007, Holcim South Africa has been deconsolidated from the Group. Egyptian Cement – in which we maintain a 44 percent interest – has also been deconsolidated. These changes have resulted in total cement capacity being reduced by approximately 8 million tonnes and also substantially decreased volumes of aggregates and ready-mix concrete. The deconsolidations have both affected the region's weighting within the Group and the financial results. In addition, the financial results were impacted by the weakening of most foreign currencies by approximately 7 percent. Nevertheless, Holcim was able to achieve positive organic growth* at operating level in the first quarter of 2008 with contributions from three of the five Group regions.

Group	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	34.2	34.6	–1.2	+4.0
Sales of aggregates in million t	32.7	36.2	–9.7	–5.5
Sales of ready-mix concrete in million m^3	10.5	9.4	+11.7	+11.7
Sales of asphalt in million t	1.9	2.1	–9.5	–9.5
Net sales in million CHF	5,509	5,728	–3.8	+7.4
Operating EBITDA in million CHF	1,151	1,342	–14.2	+0.6
Operating profit in million CHF	737	904	–18.5	–0.7
Net income in million CHF	513	530	–3.2	
Net income – equity holders of Holcim Ltd in million CHF	370	356	+3.9	
Cash flow from operating activities in million CHF	(158)	130	–221.5	–221.5

Europe's construction industry overall turned in a solid performance. Spain was the only country which faced a massive fall-off in activity. Demand for building materials remained robust in the majority of central and eastern European countries. But in North America, the real estate crisis had serious repercussions for building activity. Holcim US and Aggregate Industries US were affected more severely than Canadian St. Lawrence Cement. Latin America reported an encouraging level of organic growth. Business was good above all in Brazil and Central America. The different Group region Africa Middle East posted strong gains. Holcim Morocco benefited from the building boom and the additional cement capacity available at the Settat plant. Dynamic construction activity in Asia Pacific supported sales volumes at a number of Group companies. However, pressure on costs has increased, negatively affecting the results of the two Group companies in India in particular, where energy prices, especially for coal, clinker purchases and transportation have witnessed strong price rises. This increase in costs could not be fully passed on to customers.

Group-wide deliveries of cement decreased by 1.2 percent to 34.2 million tonnes and consolidated sales of aggregates by 9.7 percent to 32.7 million tonnes. Volumes of ready-mix concrete increased by 11.7 percent to 10.5 million cubic meters. Sales of asphalt fell by 9.5 percent to 1.9 million tonnes.

* Factoring out currency translation effects and changes in the scope of consolidation.

Consolidated net sales decreased by 3.8 percent to CHF 5.509 billion. Operating EBITDA fell off by 14.2 percent to CHF 1.151 billion. Factoring out changes in the scope of consolidation totaling CHF 109 million and negative currency translation effects of CHF 90 million, operating EBITDA increased by 0.6 percent. The operating EBITDA margin reached 20.9 percent (first quarter 2007: 23.4). The lower operating EBITDA and a quarterly increase in net current assets pushed cash flow from operating activities into negative territory at CHF −158 million. Due to a better financial result, Group net income was only slightly lower, down 3.2 percent to CHF 513 million. Net income attributable to equity holders of Holcim Ltd increased by 3.9 percent to CHF 370 million.

Stable demand for construction materials in Europe

Group region Europe made a good start at the beginning of 2008. Many Group companies increased sales of construction materials despite the early Easter holiday, which fell in the first quarter this year.

Europe	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	7.3	7.2	+1.4	+1.4
Sales of aggregates in million t	21.8	22.9	−4.8	−7.4
Sales of ready-mix concrete in million m^3	4.7	4.3	+9.3	+7.0
Sales of asphalt in million t	1.5	1.6	−6.3	−6.3
Net sales in million CHF	2,243	2,237	+0.3	+5.8
Operating EBITDA in million CHF	424	435	−2.5	+2.3
Operating profit in million CHF	270	278	−2.9	+1.8

Cement sales in northern France and Belgium remained almost unchanged compared to the previous year's first quarter. In the UK, Aggregate Industries UK almost maintained its deliveries of aggregates. Taking into account the weather-related decline in exports from the quarries in Scotland and Norway bound for markets along the North Sea and the Baltic, sales of aggregates of this Group company decreased. Ready-mix concrete volumes picked up due to brisk construction activity in and around London. Holcim Spain felt the impact of the marked decline in residential construction, which was only partially offset by deliveries to other segments of the construction sector. As a result, volumes of cement and aggregates declined significantly. However, sales of ready-mix concrete rose slightly. Holcim Germany sold more cement both within Germany and in export, while at the same time increasing its deliveries of aggregates. Holcim Switzerland benefited from the favorable weather conditions for construction. Holcim Italy also delivered more cement and ready-mix concrete, but less sand and gravel.

In eastern and southeastern Europe, investment in construction projects increased almost without exception – supported by robust economic conditions. In cement, Holcim Romania reached the highest growth within Group region Europe. The Group companies in Slovakia and Serbia also performed successfully. Sales of aggregates rose above average throughout eastern Europe, the top performers being Croatia, Romania and Slovakia. In ready-mix concrete, Romania and Serbia stood out particularly. Despite some major repair work in the Russian plants – including also for environmental protection measures – Alpha Cement held up well in the domestic market. In Azerbaijan, the Garadagh plant operated at its capacity limit.

Overall in Europe, consolidated cement deliveries only marginally increased by 1.4 percent to 7.3 million tonnes due to Spain and Russia. Sales of aggregates decreased by 4.8 percent to 21.8 million tonnes. However, ready-mix concrete volumes rose by 9.3 percent to 4.7 million cubic meters, reflecting brisk demand in London, France and Italy, as well as in the east European markets. Sales of asphalt decreased by 6.3 percent to 1.5 million tonnes.

The operating EBITDA of Group region Europe declined by 2.5 percent to CHF 424 million. This reflects the weaker construction activity on the Iberian Peninsula and a lower contribution to results from Aggregate Industries UK. Additionally, Holcim France Benelux posted extraordinary expenditures in connection with IT optimization measures. All other Group companies reported improved results. The internal operating EBITDA growth reached 2.3 percent.

North American market in decline

The US real estate crisis persisted without let-up and was exacerbated by the turmoil in the credit markets. The decline in residential construction continued. The government's multi-year infrastructure program provided for some correction. Commercial and industrial construction activity just missed the previous year's level. On balance, however, there was a significant decline in construction activity in the US. In contrast, the majority of the construction companies experienced a good workload in Canada. A large volume of construction work still continues in St. Lawrence Cement's core market of Quebec.

North America	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	2.7	2.9	−6.9	−6.9
Sales of aggregates in million t	6.5	7.0	−7.1	−7.1
Sales of ready-mix concrete in million m^3	1.1	0.9	+22.2	0.0
Sales of asphalt in million t	0.4	0.5	−20.0	−20.0
Net sales in million CHF	647	773	−16.3	−7.9
Operating EBITDA in million CHF	(14)	17	−182.4	−182.4
Operating loss in million CHF	(88)	(62)	+41.9	+56.5

Consolidated cement deliveries in Group region North America decreased by 6.9 percent to 2.7 million tonnes, with the north eastern United States and the Great Lakes region bearing the brunt of the cyclical decline. Sales in Texas and Oklahoma were more stable. Holcim US responded to the changed economic conditions by halting imports of cement from overseas and reducing local production selectively. As announced, Holcim US took over the cement business of St. Lawrence Cement in the north eastern US at the beginning of the year. Consequently, sales reported by the US Group company declined less than the market average. St. Lawrence Cement saw a slight increase in cement sales in Canada, its newly defined home market. The Group company succeeded in supplying more cement in Quebec, thus offsetting some of the decline in residential and industrial construction activity in Ontario.

Aggregate Industries US, too, was hit by the decline in construction activity and sales of aggregates and asphalt decreased accordingly. Last summer's acquisition of Hardaway Concrete in South Carolina led to a slight increase in sales of ready-mix concrete. St. Lawrence Cement also sold less aggregates, but the volume of ready-mix concrete was significantly higher than the previous year. The Group company is currently supplying a number of concrete-intensive road building sites.

Consolidated deliveries of aggregates in North America decreased by 7.1 percent to 6.5 million tonnes, while sales of ready-mix concrete rose by 22.2 percent to 1.1 million cubic meters.

Intensified by the depreciation of the dollar, consolidated operating EBITDA fell by 182.4 percent to CHF −14 million. Also internal operating EBITDA growth was negative at −182.4 percent. Holcim US was not able to offset the decline in demand by productivity gains. As in the previous year's first quarter, St. Lawrence Cement posted a loss due to seasonal fluctuations. Aggregate Industries US again reported a negative result due to the traditionally weak road building activity at the beginning of the year. However, the operating loss was reduced compared to the first quarter of 2007, confirming the effectiveness of the measures taken to cut costs.

Continued growth in Latin America

The construction sector in this Group region remained in robust condition. Despite the "Semana Santa" falling into the first quarter this year, cement consumption increased in all of Holcim's markets. Investment once again focused on public and private residential construction. Major transport and utility infrastructure projects were also an important factor.

Latin America	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	6.6	6.3	+4.8	+4.8
Sales of aggregates in million t	3.0	3.0	0.0	0.0
Sales of ready-mix concrete in million m^3	2.8	2.4	+16.7	+16.7
Net sales in million CHF	977	933	+4.7	+15.5
Operating EBITDA in million CHF	284	304	−6.6	+5.9
Operating profit in million CHF	229	242	−5.4	+7.9

Holcim Apasco in Mexico posted higher volumes in all segments. The increase was particularly noteworthy in ready-mix concrete, but clinker exports also rose significantly. All Group companies in Central America benefited from the sound order situation, and especially Holcim Costa Rica's cement deliveries picked up significantly.

There was sustained strong demand for cement in Venezuela. In Colombia, Holcim was able to further lift deliveries of cement and ready-mix concrete. Holcim Brazil increased its sales in all segments, focusing more on high-margin products. Business also picked up in Chile. In Argentina, Minetti was operating at its capacity limit. Here, ready-mix concrete deliveries rose by more than one third due to a large highway project.

Consolidated cement deliveries in Latin America grew by 4.8 percent to 6.6 million tonnes. Sales of aggregates remained unchanged at 3 million tonnes, while volumes of ready-mix concrete rose by 16.7 percent to 2.8 million cubic meters.

Despite rising energy costs, most Group companies improved their results in local currency terms. This reflects the positive development in sales volumes and the predominantly favorable pricing environment. A series of measures to streamline operations also helped, as did the increased use of alternative fuels. However, due to unfavorable exchange rates, operating EBITDA decreased by 6.6 percent to CHF 284 million. Internal operating EBITDA growth reached 5.9 percent.

In April, the Venezuelan government informed Holcim Venezuela of its intention to nationalize all foreign cement producers operating in the country, stating that it aimed to take into public ownership a minimum of 60 percent of the share capital of the companies concerned. In the course of the ongoing negotiations, Holcim will defend its interests and those of its employees also within the scope of the existing foreign direct investment treaty between Switzerland and Venezuela. Holcim Venezuela will continue to produce normally and supply the market efficiently for the time being.

Solid markets in Africa and the Middle East

Group region Africa Middle East showed solid economic performance in the first quarter of 2008. The construction sector remained an important source of momentum for economic development, particularly on the North African coast and in the Indian Ocean region.

Africa Middle East	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	2.5	4.0	–37.5	+10.0
Sales of aggregates in million t	0.4	2.5	–84.0	0.0
Sales of ready-mix concrete in million m^3	0.2	0.6	–66.7	0.0
Net sales in million CHF	314	538	–41.6	+13.8
Operating EBITDA in million CHF	105	196	–46.4	+13.3
Operating profit in million CHF	90	177	–49.2	+12.4

Due to the new Settat cement plant, Holcim Morocco benefited above average from the nationwide construction boom. Sales volumes of cement were up by almost 50 percent. Sales of aggregates and ready-mix concrete also saw double-digit growth rates. In Lebanon, the construction sector lacked urgently needed stimuli. Cement sales also increased in West Africa and the Indian Ocean region; on La Réunion, the ready-mix concrete business benefited from road and residential construction.

Following the transfer of the majority of shares in Egyptian Cement to new owners and the discontinuation of the joint venture agreement, Holcim included previously proportionately consolidated volumes only up to January 23, 2008. Since the sale of the majority stake in Holcim South Africa in June 2007, the remaining 15 percent shareholding has been accounted for using the equity method.

As a result of the sizable changes in the scope of consolidation, cement sales decreased by 37.5 percent to 2.5 million tonnes. Deliveries of aggregates declined by 84 percent to 0.4 million tonnes, and ready-mix concrete volumes fell by 66.7 percent to 0.2 million cubic meters. On a like-for-like basis, cement sales in this Group region rose by 10 percent. Deliveries of aggregates and ready-mix concrete remained unchanged.

Operating EBITDA of this Group region decreased by 46.4 percent to CHF 105 million. Both Holcim Morocco and Holcim Outre-Mer increased their contribution to the result. On a like-for-like basis, the Group region posted an impressive 13.3 percent internal operating EBITDA growth.

Group region Asia Pacific feels inflationary pressure from rising costs

This Group region saw further growth in the construction sector in the first quarter of 2008. Cement consumption rose in virtually all the markets supplied by Holcim, with particularly brisk construction activity in India, Vietnam, the Philippines and Indonesia.

Asia Pacific	Jan–March 2008	Jan–March 2007	±%	±% like-for-like
Sales of cement in million t	16.8	15.9	+5.7	+5.0
Sales of aggregates in million t	1.0	0.8	+25.0	+25.0
Sales of ready-mix concrete in million m^3	1.7	1.2	+41.7	+33.3
Net sales in million CHF	1,537	1,451	+5.9	+11.7
Operating EBITDA in million CHF	403	444	–9.2	–3.8
Operating profit in million CHF	289	324	–10.8	–5.6

Deliveries of cement by the two Indian Group companies were up significantly on the previous year, despite seasonal fluctuations in demand in some regions. Rising demand for building materials was driven mainly by residential and commercial construction activity and major infrastructure projects. There were above average increases in cement deliveries in Malaysia, Bangladesh and Vietnam. In Thailand, the investment climate remained subdued. At the end of 2007, Siam City Cement temporarily shut down two smaller kiln lines at the Saraburi plant to reduce costs. As a consequence, the Group company exported less clinker and cement. The Group companies in Indonesia and the Philippines concentrated on their more attractive domestic markets. Singapore-based Jurong Cement Limited, acquired as of end of May 2007, almost doubled sales of ready-mix concrete in this city state.

Cement Australia and Holcim New Zealand reported cement sales on a par with the previous year's period. In New Zealand, deliveries of aggregates and ready-mix concrete declined.

In Asia Pacific, consolidated cement volumes improved by 5.7 percent to 16.8 million tonnes. The 25 percent increase in sales of aggregates to 1 million tonnes was mainly due to newly consolidated volumes from quarries in Thailand and the encouraging state of the market in Indonesia. Ready-mix concrete enjoyed the strongest growth, rising 41.7 percent to 1.7 million cubic meters. The increase reflects the expanded market presence in Singapore and other major urban centers in the region.

Despite the positive development in sales volumes, operating EBITDA decreased by 9.2 percent to CHF 403 million. Internal growth was also negative at –3.8 percent. Although operational improvements have been achieved in several locations, it proved impossible to pass on the price rises. The main cost increases were due to the higher prices for coal, clinker purchases and the steep increase in freight rates. These factors particularly affected the two Group companies in India. In addition, in parallel with the weakening US dollar, several important currencies in the region significantly lost in value against the Swiss franc. The Group companies in the Philippines, Indonesia and Singapore increased their contributions to profits.

In February 2008, the Chinese company Huaxin Cement completed its capital increase through a private placement. In this context, the Group was able to raise its stake in this major cement manufacturer from 26.1 percent to 39.9 percent. This makes Holcim the largest shareholder of this dynamic company with an annual capacity of currently 32 million tonnes of cement.

Outlook

It is difficult to gauge how the economy will develop in the various regions during the course of the year. It must be noted that growth forecasts from notable international economics institutions have recently been lowered. However, thanks to the Group's global presence and its firm foothold in the emerging markets, Holcim is very well positioned. Our goal in the coming months is to offset the impact of rising inflation and, in particular, higher energy prices with cost-saving measures and price adjustments in order to once again reach the long-term growth target of 5 percent in internal operating EBITDA in 2008.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

May 6, 2008

Consolidated statement of income of Group Holcim

January–March Million CHF	Notes	2008 Unaudited	2007 Unaudited	±%
Net sales	5	**5,509**	**5,728**	**–3.8**
Production cost of goods sold		(3,020)	(2,969)	
Gross profit		**2,489**	**2,759**	**–9.8**
Distribution and selling expenses		(1,320)	(1,442)	
Administration expenses		(432)	(413)	
Operating profit		**737**	**904**	**–18.5**
Other income	7	35	14	
Share of profit of associates		44	19	
Financial income	8	46	45	
Financial expenses	9	(214)	(238)	
Net income before taxes		**648**	**744**	**–12.9**
Income taxes		(135)	(214)	
Net income		**513**	**530**	**–3.2**
Attributable to:				
Equity holders of Holcim Ltd		370	356	+3.9
Minority interest		143	174	–17.8
CHF				
Earnings per dividend-bearing share[1]		1.41	1.40	+0.7
Fully diluted earnings per share[1]		1.41	1.39	+1.4

Million CHF				
Operating EBITDA[2]	6	1,151	1,342	–14.2
EBITDA[3]		1,239	1,382	–10.3

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
[2] Operating profit CHF 737 million (2007: 904) before depreciation and amortization of operating assets CHF 414 million (2007: 438).
[3] Net income CHF 513 million (2007: 530) before interest earned on cash and marketable securities CHF 39 million (2007: 39), financial expenses CHF 214 million (2007: 238), taxes CHF 135 million (2007: 214) and depreciation and amortization CHF 416 million (2007: 439).

Consolidated balance sheet of Group Holcim

Million CHF	31.3.2008	31.12.2007	31.3.2007
	Unaudited	Audited	Unaudited
Cash and cash equivalents	3,014	3,345	2,843
Marketable securities	43	27	17
Accounts receivable	3,847	4,073	3,752
Inventories	2,389	2,535	2,399
Prepaid expenses and other current assets	510	392	776
Total current assets	**9,803**	**10,372**	**9,787**
Financial assets	800	639	635
Investments in associates	1,284	809	729
Property, plant and equipment	22,641	25,011	24,198
Intangible and other assets	9,955	11,076	9,560
Deferred tax assets	230	304	355
Total long-term assets	**34,910**	**37,839**	**35,477**
Total assets	**44,713**	**48,211**	**45,264**
Trade accounts payable	2,274	2,924	2,178
Current financial liabilities	4,622	3,616	3,330
Current tax liabilites	188	332	306
Other current liabilities	1,767	1,961	2,063
Short-term provisions	148	192	95
Total current liabilities	**8,999**	**9,025**	**7,972**
Long-term financial liabilities	11,847	12,629	13,038
Defined benefit obligations	387	416	479
Deferred tax liabilities	2,522	2,900	3,073
Long-term provisions	1,187	1,296	1,393
Total long-term liabilities	**15,943**	**17,241**	**17,983**
Total liabilities	**24,942**	**26,266**	**25,955**
Share capital	527	527	511
Capital surplus	6,876	6,879	6,104
Treasury shares	(71)	(67)	(53)
Reserves	9,676	11,443	9,120
Total equity attributable to shareholders of Holcim Ltd	**17,008**	**18,782**	**15,682**
Minority interest	2,763	3,163	3,627
Total shareholders' equity	**19,771**	**21,945**	**19,309**
Total liabilities and shareholders' equity	**44,713**	**48,211**	**45,264**

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds		25	
Dividends			
Change in treasury shares			9
Share-based remuneration		(6)	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**19**	**9**
Equity as at March 31, 2007 (unaudited)	**511**	**6,104**	**(53)**
Equity as at December 31, 2007	**527**	**6,879**	**(67)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net loss recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income (loss)			
Share capital increase			
Conversion of convertible bonds			
Dividends			
Change in treasury shares			(4)
Share-based remuneration		(3)	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**(3)**	**(4)**
Equity as at March 31, 2008 (unaudited)	**527**	**6,876**	**(71)**

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
			114	114	47	161
		5		5		5
		5	114	119	47	166
356				356	174	530
356		**5**	**114**	**475**	**221**	**696**
						25
					(96)	(96)
2				2		11
						(6)
					8	8
					(54)	(54)
2				**2**	**(142)**	**(112)**
10,272	**3**	**0**	**(1,155)**	**9,120**	**3,627**	**19,309**
13,263	**3**	**1**	**(1,824)**	**11,443**	**3,163**	**21,945**
			(2,134)	(2,134)	(379)	(2,513)
	(3)			(3)		(3)
		(2)		(2)		(2)
	(3)	(2)	(2,134)	(2,139)	(379)	(2,518)
370				370	143	513
370	**(3)**	**(2)**	**(2,134)**	**(1,769)**	**(236)**	**(2,005)**
					(21)	(21)
2				2		(2)
						(3)
					(143)	(143)
2				**2**	**(164)**	**(169)**
13,635	**0**	**(1)**	**(3,958)**	**9,676**	**2,763**	**19,771**

Consolidated cash flow statement of Group Holcim

January–March Million CHF	2008 Unaudited	2007 Unaudited	±%
Net income before taxes	**648**	**744**	**–12.9**
Other income	(35)	(14)	
Share of profit of associates	(44)	(19)	
Financial expenses net	168	193	
Operating profit	**737**	**904**	**–18.5**
Depreciation and amortization of operating assets	414	438	
Other non-cash items	(57)	(50)	
Change in net working capital	(883)	(786)	
Cash generated from operations	**211**	**506**	**–58.3**
Dividends received	12	13	
Financial income (expenses)	47	(8)	
Interest paid	(163)	(144)	
Income taxes paid	(269)	(228)	
Other income (expenses)	4	(9)	
Cash flow (used in) from operating activities (A)	**(158)**	**130**	**–221.5**
Purchase of property, plant and equipment	(809)	(577)	
Disposal of property, plant and equipment	20	18	
Purchase of financial assets, intangible and other assets	(774)	(337)	
Disposal of financial assets, intangible and other assets	162	176	
Cash flow used in investing activities (B)	**(1,401)**	**(720)**	**+94.6**
Dividends paid to minority shareholders	(18)	(97)	
Capital paid-in by minority interest	0	8	
Movements of treasury shares	(2)	11	
In(De)crease in current financial liabilities net	1,108	(172)	
Proceeds from long-term financial liabilities	1,284	1,117	
Repayment of long-term financial liabilities	(862)	(662)	
Cash flow from financing activities (C)	**1,510**	**205**	**+636.6**
Decrease in cash and cash equivalents (A+B+C)	**(49)**	**(385)**	
Cash and cash equivalents as at January 1	**3,345**	**3,208**	
Decrease in cash and cash equivalents	(49)	(385)	
Currency translation effects	(282)	20	
Cash and cash equivalents as at March 31	**3,014**	**2,843**	

1 Basis of preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2007 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the scope of consolidation

On January 23, 2008, a competitor acquired 100 percent of the outstanding shares of Orascom Cement, an affiliated company of Orascom Construction Industries (OCI). Orascom Cement owns 53.7 percent of the shares in **Egyptian Cement Company**. As a result of a joint venture agreement with OCI, Holcim proportionately consolidated its 43.7 percent interest in Egyptian Cement Company. Given the acquisition of Orascom Cement by a competitor, the joint venture agreement between OCI and Holcim became void and Holcim applies equity accounting in accordance with IAS 28 to its investment as of this date. Since Holcim's stake remains unchanged, the above event will therefore have no impact on consolidated net income.

The impact of the above resulted in Group Holcim derecognizing its proportionate interest of total assets and liabilities amounting to CHF 933 million and CHF 605 million respectively and the recognition of an investment in an associate of CHF 223 million.

On June 5, 2007, Holcim disposed of 85 percent of its direct interest in the parent of the **Group Holcim South Africa** in the context of a Black Economic Empowerment transaction.

Since the date of the disposal, Group Holcim South Africa has been accounted for as an associate based on its 15 percent interest in accordance with IAS 28 using the equity method of accounting due to significant influence.

Assets and liabilities of Group Holcim South Africa at the date of disposal

Million CHF	
Cash and cash equivalents	66
Other current assets	165
Property, plant and equipment	298
Other assets	30
Short-term liabilities	(169)
Long-term provisions	(54)
Other long-term liabilities	(62)
Net assets	**274**
Minority interest	(154)
Net assets disposed	**120**
Total selling price	**1,278**
Cash	713
Loan notes	565

The sale of the shareholding resulted in a capital gain of CHF 1,110 million. Additionally, a special dividend of CHF 150 million net was received from the Group Holcim South Africa.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced during harsh winters.

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–March (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capacity and sales														
Million t														
Production capacity cement[1]	48.9	48.9	22.3	22.3	34.0	34.0	10.2	13.9	79.7	78.7			195.1	197.8
Sales of cement	7.3	7.2	2.7	2.9	6.6	6.3	2.5	4.0	16.8	15.9	(1.7)	(1.7)	34.2	34.6
Sales of mineral components	0.5	0.4	0.1	0.4				0.2	0.1	0.1			0.7	1.1
Sales of aggregates	21.8	22.9	6.5	7.0	3.0	3.0	0.4	2.5	1.0	0.8			32.7	36.2
Sales of asphalt	1.5	1.6	0.4	0.5									1.9	2.1
Million m^3														
Sales of ready-mix concrete	4.7	4.3	1.1	0.9	2.8	2.4	0.2	0.6	1.7	1.2			10.5	9.4
Income statement														
Million CHF														
Net sales to external customers	2,207	2,223	647	772	946	903	314	525	1,395	1,305			5,509	5,728
Net sales to other segments	36	14		1	31	30		13	142	146	(209)	(204)		
Total net sales	2,243	2,237	647	773	977	933	314	538	1,537	1,451	(209)	(204)	5,509	5,728
Operating EBITDA[2]	424	435	(14)	17	284	304	105	196	403	444	(51)	(54)	1,151	1,342
Operating EBITDA margin in %	18.9	19.4	(2.2)	2.2	29.1	32.6	33.4	36.4	26.2	30.6			20.9	23.4
Operating profit (loss)	270	278	(88)	(62)	229	242	90	177	289	324	(53)	(55)	737	904
Operating profit margin in %	12.0	12.4	(13.6)	(8.0)	23.4	25.9	28.7	32.9	18.8	22.3			13.4	15.8

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–March (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Income statement										
Million CHF										
Net sales to external customers	3,432	3,537	345	464	1,732	1,727			5,509	5,728
Net sales to other segments	305	286	162	183	242	186	(709)	(655)		
Total net sales	3,737	3,823	507	647	1,974	1,913	(709)	(655)	5,509	5,728
Operating EBITDA[2]	1,073	1,241	51	58	27	43			1,151	1,342
Operating EBITDA margin in %	28.7	32.5	10.1	9.0	1.4	2.2			20.9	23.4

[1] Prior-year figures as of December 31, 2007.
[2] Operating profit before depreciation and amortization of operating assets.
[3] Cement, clinker and other cementitious materials.

5 Change in consolidated net sales

January–March Million CHF	2008	2007
Volume and price	421	483
Change in structure	(222)	722
Currency translation effects	(418)	(105)
Total	**(219)**	**1,100**

6 Change in consolidated operating EBITDA

January–March Million CHF	2008	2007
Volume, price and cost	8	194
Change in structure	(109)	189
Currency translation effects	(90)	(42)
Total	**(191)**	**341**

7 Other income

January–March Million CHF	2008	2007
Dividends earned	2	1
Other ordinary income net	35	14
Depreciation and amortization of non-operating assets	(2)	(1)
Total	**35**	**14**

8 Financial income

January–March Million CHF	2008	2007
Interest earned on cash and marketable securities	39	39
Other financial income	7	6
Total	**46**	**45**

9 Financial expenses

January–March Million CHF	2008	2007
Interest expenses	(204)	(212)
Fair value changes on financial instruments	0	(14)
Amortized discounts on bonds and private placements	0	(6)
Other financial expenses	(18)	(19)
Foreign exchange (loss) gain net	(8)	8
Financial expenses capitalized	16	5
Total	**(214)**	**(238)**

10 Investments in associates

In February 2008, Holcim subscribed to the private placement issued by its associated company **Huaxin Cement Co. Ltd.** amounting to USD 282 million which resulted in an increase in its participation from 26.1 percent to 39.9 percent.

11 Contingent liabilities

No significant changes.

12 Post-balance sheet events

On April 11, 2008, Holcim US Finance S.à r.l. & Cie S.C.S. issued private placements of EUR 358 million with floating interest rates (2008–2013), EUR 90 million with a fixed interest rate (5.118%, 2008–2013) and EUR 202 million with floating interest rates (2008–2015). All notes are guaranteed by Holcim Ltd. The proceeds were used to refinance existing debt.

In April 2008, Holcim Venezuela has been officially informed by the Venezuelan government that it plans to nationalize all foreign cement producers operating in the country. The acquisition of at least 60 percent of the share capital of the companies affected should be instigated as soon as possible. Holcim currently holds 100 percent of the share capital of Holcim Venezuela.

13 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–March			Closing exchange rates in CHF		
	2008	2007	±%	31.3.2008	31.12.2007	31.3.2007
1 EUR	1.60	1.62	–1.2	1.57	1.66	1.62
1 GBP	2.09	2.41	–13.3	1.97	2.25	2.39
1 USD	1.05	1.23	–14.6	0.99	1.13	1.22
1 CAD	1.06	1.06	–	0.97	1.15	1.06
100 MXN	9.79	11.18	–12.4	9.28	10.32	11.08
100 INR	2.65	2.80	–5.4	2.49	2.86	2.80
100 THB	3.25	3.64	–10.7	3.14	3.32	3.78
1,000 IDR	0.12	0.14	–14.3	0.11	0.12	0.13
100 PHP	2.58	2.54	+1.6	2.38	2.74	2.53
1 AUD	0.97	0.97	–	0.91	0.99	0.99

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 27.5 billion at March 31, 2008.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

General meeting of shareholders	May 7, 2008
Dividend payment (ex date)	May 13, 2008
Half-year results for 2008	August 21, 2008
Press and analyst conference for the third quarter 2008	November 12, 2008
Press and analyst conference on annual results for 2008	March 4, 2009
Results for the first quarter 2009	May 6, 2009
General meeting of shareholders	May 7, 2009

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

Printed in Switzerland on FSC paper

Holcim is a worldwide leading producer of cement and aggregates.
Further activities include the provision of ready-mix concrete and asphalt
as well as other services. The Group works in more than 70 countries
and employs almost 90,000 people.

END